Exhibit 2.2

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	)	Chapter 11
)
)
Superior TeleCom Inc., et al., (1))		Case No. 03-10607 (JWV)
	)	Jointly Administered
Debtors.	)

AMENDED DISCLOSURE STATEMENT PURSUANT TO
SECTION 1125 OF THE BANKRUPTCY CODE FOR THE DEBTORS’ JOINT PLAN
OF REORGANIZATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

PACHULSKI, STANG, ZIEHL, YOUNG, JONES
& WEINTRAUB P.C.
Laura Davis Jones (Bar No. 2436)
James I. Stang (CA Bar No. 94435)
Michael R. Seidl (Bar No. 3889)
Curtis A. Hehn (Bar No. 4264)
919 N. Market Street, 16th Floor
P.O. Box 8705
Wilmington, Delaware 19899-8705 (Courier 19801)
Telephone:      (302) 652-4100
Facsimile:        (302) 652-4400

PROSKAUER ROSE LLP Alan B. Hyman (AH-6655) Jeffrey W. Levitan (JL-6155) Lisa A. Chiappetta (LC-6514) 1585 Broadway New York, New York 10036 Telephone: (212) 969-3000 Facsimile: (212) 969-2900

BANKRUPTCY COUNSEL TO DEBTORS AND DEBTORS IN POSSESSION	SPECIAL COUNSEL TO DEBTORS AND DEBTORS IN POSSESSION

Dated: August 28, 2003

THIS IS NOT A SOLICITATION OF ACCEPTANCES OR REJECTIONS OF THE PLAN.  ACCEPTANCES OR REJECTIONS MAY NOT BE SOLICITED UNTIL A DISCLOSURE STATEMENT HAS BEEN APPROVED BY THE BANKRUPTCY COURT.  THIS DISCLOSURE STATEMENT IS BEING SUBMITTED FOR APPROVAL BUT HAS NOT YET BEEN APPROVED BY THE BANKRUPTCY COURT.

(1) The Debtors are the following entities: Superior TeleCom Inc.; Superior Telecommunications Inc.; Superior Telecommunications Realty Company; Essex International Inc.; Essex Group, Inc., a Michigan corporation; Superior Essex Realty Company; Active Industries, Inc.; Diamond Wire & Cable Co.; Essex Funding, Inc.; Essex Services, Inc.; Essex Canada Inc.; Essex Technology, Inc.; Essex Wire Corporation; Essex Group, Inc., a Delaware corporation; Essex Group Mexico Inc. and Essex Mexico Holdings, L.L.C.

TABLE OF CONTENTS

AMENDED DISCLOSURE STATEMENT PURSUANT TO SECTION 1125 OF THE BANKRUPTCY CODE FOR THE DEBTORS’ JOINT PLAN OF REORGANIZATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

I.	INTRODUCTION AND SUMMARY

	A.	Overview
	B.	Summary of the Overall Structure of the Plan
	C.	Summary of Classification and Treatment of Claims and Equity Interests Under the Plan
	D.	Voting and Confirmation Procedures
	(1)	Accompanying this Disclosure Statement are copies of the following:
	(2)	Who May Vote
	(3)	Class Voting
	(4)	Voting Procedures

II.	DESCRIPTION OF THE DEBTORS AND EVENTS LEADING TO THE COMMENCEMENT OF THE CHAPTER 11 CASES

	A.	The Debtors
	B.	Organizational History, Acquisitions and Pre-Petition Equity Structure
	C.	Pre-Petition Sale of the Debtors’ Electrical Business
	D.	Pre-Petition Debt Structure
(1) Existing Credit Facility
(2) The Pre-Petition Accounts Receivable Securitization Facility
(3) Subordinated Notes and Other Pre-Petition Debt
	E.	Asbestos Claims
	F.	Pre-Petition Defined Benefit Pension Plans
(1) The Hourly Plan
(2) The Salaried Plan
	G.	Supplemental Executive Retirement Plan
	H.	Deferred Compensation Plan
	I.	Environmental Matters
	J.	Events Precipitating the Chapter 11 Cases

III.	SIGNIFICANT EVENTS DURING THE CHAPTER 11 CASES

	A.	Chapter 11 in General and Commencement of the Chapter 11 Cases
	B.	First Day Orders
	C.	Essential Trade Creditors
	D.	Professional Retentions
	E.	Appointment of Official Committee of Unsecured Creditors and Its Professionals
	F.	DIP Financing
	(1)	Financing and Cash Collateral Issues
	G.	The Key Employee Retention Motion
	H.	The Committee’s Objections to the Final DIP Order, the Amended Shipping Order and the Severance Plan; the Committee’s Motion to Reconsider the Essential Trade Order
	(1)	The Committee’s Objection to Entry of the Final DIP Order
	(2)	The Committee’s Objection to Entry of the Amended Shipping Order and the Committee’s Reconsideration Motion
	(3)	The Committee’s Objection to the Severance Plan
	I.	Extensions of Time to Assume or Reject Leases
	J.	Claims Process and Bar Date

IV.	OVERVIEW OF THE PLAN

A.	General
B.	Classification of Claims and Equity Interests
C.	Treatment of Claims and Equity Interests Under the Plan
(1) Unclassified Categories of Claims.
(2) Unimpaired Classes of Claims.
(3) Impaired Classes of Claims.
D. Description of Means of Execution and Transactions to Be Implemented in Connection with the Plan
(1)	Exit Facility and Sources of Cash for Plan Distribution
(2)	Effective Date Transactions; Post-Effective Date Transactions
(3)	Dissolution of Certain Debtors, Continued Corporate Existence and Vesting of Assets in Surviving Reorganized Debtors
(4) New Parent Public Company and Registration Rights Agreement
(5) Cancellation of All Debt and Equity Instruments
(6) New Senior Notes, New Common Stock and New Subsidiary Preferred Stock
(7) New Warrants
(8) Effectiveness of Related Documents
(9) Release of Liens and Perfection of Liens
(10) Corporate Governance, Directors and Officers and Corporate Action
(11) Escrows
(12) Employee Matters
(13) Substantive Consolidation for Limited Purposes
E.	Treatment of Executory Contracts and Unexpired Leases
(1)	Assumption of Executory Contracts and Unexpired Leases
(2)	Claims Based on Rejection of Executory Contracts or Unexpired Leases
(3)	Cure of Defaults for Assumed Executory Contracts and Unexpired Leases
(4)	Indemnification of Directors, Officers and Employees
(5)	Compensation and Benefit Programs
F.	Provisions Governing Distributions
(1)	Distribution for Claims Allowed as of the Effective Date
(2)	Delivery of Distributions and Unclaimed Distributions
(3)	Distribution Record Date
(4)	Timing and Calculation of Amounts to be Distributed
(5)	Setoffs and Recoupments
(6)	Fractional Shares
(7)	Rounding and De Minimus Amounts
G.	Procedures for Resolving Disputed Claims
(1)	Characterization of Disputed Claims
(2)	Prosecution of Objections to Claims and Equity Interests
(3)	Estimation of Claims
(4)	Payments and Distributions of Disputed Claims
(5)	Disputed Claims Reserve
H.	Conditions Precedent to Confirmation and Consummation of the Plan
(1)	Conditions Precedent to Confirmation
(2)	Conditions Precedent to Plan Consummation
(3)	Waiver of Conditions
(4)	Effect of Non-Occurrence of Conditions to Consummation
I.	Discharge, Release, Injunction and Related Provisions
(1)	Discharge
(2)	Releases
(3)	Exculpation
(4)	Injunction
J.	Retention of Jurisdiction
K.	Other Provisions

	(1)	Dissolution of Committees
	(2)	Payment of Statutory Fees
	(3)	Modification of Plan
	(4)	Revocation or Withdrawal of Plan
	(5)	Successors and Assigns
	(6)	Reservation of Rights
	(7)	Section 1145 Exemption
	(8)	Headings
	(9)	Governing Law
	(10)	Severability
	(11)	Implementation
	(12)	Inconsistency
	(13)	Further Assurances
	(14)	Service of Documents
	(15)	Exemption from Certain Transfer Taxes
	(16)	Compromise of Controversies
	(17)	No Admissions
	(18)	Filing of Additional Documents

V.	MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

	A.	Effective Date Transactions
	B.	Material United States Federal Income Tax Consequences to the Debtors
	(1)	Regular United States Federal Income Tax Consequences
	(2)	Alternative Minimum Tax
	C.	Material United States Federal Income Tax Consequences to U.S. Holders of Claims
	(1)	U.S. Holders of Existing Lender Claims
	(2)	U.S. Holders of Senior Subordinated Note Claims
	(3)	Holders of Equity Interests in Superior
	(4)	Market Discount
	(5)	Allocation Between Principal and Interest
	D.	Information Reporting and Backup Withholding

VI.	ACCEPTANCE AND CONFIRMATION OF THE PLAN

	A.	Acceptance of the Plan
	B.	Confirmation Hearing
	C.	Certain Statutory Requirements for Confirmation of the Plan
	D.	Confirmation Without Acceptance by All Impaired Classes

VII.	VALUATION

VIII.	RISK FACTORS

	A.	Dependence on Key Personnel
	B.	Copper Related Risks
	C.	Technological Factors
	D.	Telephone Industry Spending Reductions
	E.	Migration of Magnet Wire Demand to China
	F.	Competitive Conditions
	G.	Debtors’ Use of Derivative Financial Instruments
	H.	General Market and Economic Risks
	I.	Material United States Federal Income Tax Considerations
	J.	Projected Financial Information
	K.	Lack of Market for Securities Issued Pursuant to Plan
	L.	Extended Stay in Chapter 11
	M.	Risks Associated with Exit Facility

	N.	Claim Estimates
	O.	Satisfaction of Certain Conditions Precedent to Confirmation and Consummation of the Plan
	P.	Certain Other Bankruptcy Related Considerations
	(1)	Risk of Non-Confirmation of the Plan
	(2)	Nonconsensual Confirmation
	(3)	Objections to Classifications

IX.	ALTERNATIVES TO THE PLAN AND CONSEQUENCES OF REJECTION

	A.	Alternative Plans
	B.	Chapter 7 Liquidation

X.	RECOMMENDATION AND CONCLUSION

EXHIBITS

(A)                               The Debtors’ Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code

(B)                               Financial Projections

(C)                               Liquidation Analysis

(D)                               Organizational Chart of the Debtors and their non-debtor affiliates as of the Petition Date

(E)                                 Organizational Chart of the Reorganized Debtors and their affiliates as of the Effective Date

(F)                                 List of Documents to be included in the Plan Supplement

(G)                               Valuation Discussion

I.                                         INTRODUCTION AND SUMMARY

A.                                    Overview

Superior TeleCom Inc. (“Superior”),(1) Superior Telecommunications Inc.; Superior Telecommunications Realty Company; Essex International Inc.; Essex Group, Inc., a Michigan corporation; Superior Essex Realty Company; Active Industries, Inc.; Diamond Wire & Cable Co.; Essex Funding, Inc.; Essex Services, Inc.; Essex Canada Inc.; Essex Technology, Inc.; Essex Wire Corporation; Essex Group, Inc., a Delaware corporation; Essex Group Mexico Inc. and Essex Mexico Holdings, L.L.C., the above captioned debtors and debtors-in-possession (collectively, the “Debtors”), transmit this Disclosure Statement (the “Disclosure Statement”) pursuant to Section 1125(b) of Title 11, United States Code, 11 U.S.C. § 101 et seq. (the “Bankruptcy Code”) and Rule 3017 of the Federal Rules of Bankruptcy Procedure (“Bankruptcy Rules”), in connection with their Joint Plan of Reorganization, dated July 30, 2003 (as may be further amended, the “Plan”), in order to provide adequate information to enable holders of Claims and Equity Interests that are Impaired under (and entitled to vote on) the Plan to make an informed judgment in exercising their right to vote to accept or reject the Plan.  A copy of the Plan is annexed hereto as Exhibit A.  The Plan provides a means by which the Debtors will be reorganized under Chapter 11 of the Bankruptcy Code and sets forth the treatment of all Claims against and Equity Interests in the Debtors.

THE OFFICIAL COMMITTEE OF UNSECURED CREDITORS, APPOINTED IN THESE CHAPTER 11 CASES TO REPRESENT THE INTERESTS OF ALL UNSECURED CREDITORS, SUPPORTS CONFIRMATION OF THE PLAN AND ENCOURAGES ALL HOLDERS OF IMPAIRED CLAIMS TO VOTE TO ACCEPT THE PLAN.

B.                                    Summary of the Overall Structure of the Plan

The Plan provides for the recapitalization of the Debtors through the elimination of in excess of $1.0 billion of indebtedness.  Specifically, the Plan, which is the product of extensive discussion with certain of the largest Holders of the Debtors’ approximately $900 million in senior secured debt, provides for Distributions to such Holders of (1) 100% of the New Common Stock of the New Parent of the Reorganized Debtors (subject to limited dilution for stock options and stock purchase warrants as set forth in the Plan), (2) $145 million in New Senior Notes with a five year term and (3) $5 million in New Subsidiary Preferred Stock.

The Plan also provides for certain Distributions to the Debtors’ General Unsecured Creditors, with Claims scheduled by the Debtors of approximately $22 million (which amount does not include Claims that may, and likely will, arise as a result of the Bar Date process and/or Claims that arise as a result of the rejection of executory contracts or unexpired leases, which Claims in the aggregate could materially increase the amount of General Unsecured Claims) and

(1) All capitalized terms used but not defined in this Disclosure Statement shall have the respective meanings ascribed to such terms in the Plan, unless otherwise noted.

Holders of Senior Subordinated Notes, with Claims of approximately $220 million, if such creditor Classes vote in favor of the Plan.  In such event, in exchange for a discharge of these Claims (1) General Unsecured Creditors will receive their Pro Rata share of $3 million and (2) Holders of Senior Subordinated Notes will receive New Warrants to acquire up to 5% of the New Common Stock of the New Parent of the Reorganized Debtors (at an exercise price representing a premium to equity value).  No other Holders of Claims against or Equity Interests in the Debtors will receive any Distributions under the Plan, except for Holders of administrative, secured and priority Claims, who will, in accordance with the requirements of the Bankruptcy Code, receive a 100% recovery on their Allowed Claims.

The Plan also provides that the Reorganized Debtors will enter into the $120 million Exit Credit Facility, which will be used to fund the Reorganized Debtors’ general corporate cash requirements, including working capital.  In addition, the Plan effectuates certain corporate transactions.  The Debtors believe that Consummation of the Plan will enable the Debtors to emerge from Chapter 11 with reduced leverage, an enhanced balance sheet and sufficient access to working capital to allow the Reorganized Debtors to continue as a viable and competitive enterprise (a more detailed description of the Plan is set forth in Section IV of this Disclosure Statement entitled “Overview of the Plan”).

ACCORDINGLY, THE DEBTORS SUBMIT THAT THE PLAN WILL ENABLE THE DEBTORS TO SUCCESSFULLY REORGANIZE AND ACCOMPLISH THE OBJECTIVES OF CHAPTER 11 AND THAT ACCEPTANCE OF THE PLAN BY CREDITORS HOLDING IMPAIRED CLAIMS IS IN THE BEST INTERESTS OF THE DEBTORS AND SUCH CREDITORS.  THE DEBTORS THEREBY URGE HOLDERS OF IMPAIRED CLAIMS TO VOTE TO ACCEPT THE PLAN.

C.                                    Summary of Classification and Treatment of Claims and Equity Interests Under the Plan

In general, the Plan (1) divides Claims and Equity Interests into two categories and twelve Classes, (2) sets forth the treatment afforded to each category and Class and (3) provides the means by which the Debtors will be reorganized under Chapter 11 of the Bankruptcy Code.

The following table sets forth a summary of the treatment of each Class of Claims and Equity Interests under the Plan.(2)

(2) This summary contains only a simplified description of the classification and treatment of Claims and Equity Interests under the Plan.  Accordingly, reference should be made to the entire Disclosure Statement (including exhibits) and the Plan for a complete description of the classification and treatment of Claims and Equity Interests.

Class	Type of Claim or Equity Interest	Treatment of Allowed Claims and Equity Interests	Estimated Recovery

N/A	Administrative Claims

To be paid in full in Cash on or as soon as reasonably practicable after the later of (a) the Effective Date, (b) the date such Administrative Claim becomes Allowed and (c) the date such Administrative Claim becomes due pursuant to its terms.  An Allowed Administrative Claim representing obligations incurred in the ordinary course of business will be paid in full or performed by the Debtors or the Reorganized Debtors, as the case may be, in accordance with its terms and conditions, in the ordinary course of business.  In addition, an Allowed Administrative Claim may be paid on such other terms and conditions as are agreed to between the Debtors or the Reorganized Debtors, as the case may be, and the Holder of such Allowed Administrative Claim.  The obligations outstanding on the Effective Date under the DIP Facility will be paid in full in Cash from the proceeds of the Exit Facility on the Effective Date and the DIP Facility will be terminated; provided that any obligations comprised of outstanding and undrawn letters of credit will be satisfied, at the sole discretion of the Reorganized Debtors, by one (or any combination) of the following (i) the surrender of any such undrawn letters of credit to the issuers thereof, (ii) the cash collateralization of such letters of credit in an amount equal to 105% of the aggregate face amount of all such letters of credit or (iii) the implementation of other arrangements with respect to such letters of credit as may be acceptable to the Reorganized Debtors and the issuers of such letters of credit.

100%

N/A	Priority Tax Claims

To be paid in full.  At the election of the Debtors, such payment will be made (a) in accordance with Section 1129(a)(9)(C) of the Bankruptcy Code, in Cash, in up to twenty-four equal quarterly installments (and in such event, interest will be paid on the unpaid portion of such Allowed Priority Tax Claim at a rate to be agreed to by the Debtors and the appropriate governmental unit or, if they are unable to agree, as determined by the Bankruptcy Court), commencing on (i) the Effective Date, (ii) the date upon which there is a Final Order allowing such Allowed Priority Tax Claim, (iii) the date such Allowed Priority Tax Claim would have been due and payable if the Chapter 11 Cases had not been commenced or (iv) as may be agreed upon between the Holder of such Allowed Priority Tax Claim and the Debtors or (b) in Cash on (i) the Effective Date, (ii) the date upon which there is a Final Order allowing such Allowed Priority Tax Claim, (iii) the date such an Allowed Priority Tax Claim would have been due and payable if the Chapter 11 Cases had not been commenced or (iv) as may be agreed upon between the Holder of such Allowed Priority Tax Claim and the Debtors.  In the event an Allowed Priority Tax Claim may also be classified as an Allowed Secured Tax Claim or an Allowed Other Secured Claim, the Debtors may, at their option, elect to treat such Allowed Priority Tax Claim as an Allowed Secured Tax Claim or an Allowed Other Secured Claim.

100%

Class	Type of Claim or Equity Interest	Treatment of Allowed Claims and Equity Interests	Estimated Recovery

S-1	Secured Tax Claims

Unimpaired. The legal, equitable and contractual rights of the Holders of Allowed Secured Tax Claims against the Debtors are unaltered by the Plan.  Unless the Holder of such Claim and the Debtors agree to a different treatment with respect to each Holder of a Secured Tax Claim, the Reorganized Debtors will, at their election, either (a) pay the Allowed amount of such Claim in full on the later of the Effective Date or the date such Secured Tax Claim becomes an Allowed Claim by Final Order, (b) return the collateral to the secured creditor with respect to such Claim, (c) reinstate the Claim in accordance with the provisions of Section 1124(2) of the Bankruptcy Code, (d) pay such Claim in the ordinary course of business or (e) otherwise treat such Claim in a manner that will render such Claim Unimpaired pursuant to Section 1124 of the Bankruptcy Code.  Any default with respect to any Secured Tax Claim that existed immediately prior to the filing of the Chapter 11 Cases will be deemed cured upon the Effective Date.

100%

S-2	Other Secured Claims

Unimpaired. The legal, equitable and contractual rights of the Holders of Other Secured Claims against the Debtors are unaltered by the Plan.  Unless the Holder of such Claim and the Debtors agree to a different treatment with respect to each Holder of an Other Secured Claim, the Reorganized Debtors will, at their election, either (a) pay the Allowed amount of such Claim in full on the later of the Effective Date or the date such Other Secured Claim becomes an Allowed Claim by Final Order, (b) return the collateral to the secured creditor with respect to such Claim, (c) reinstate the Claim in accordance with the provisions of Section 1124(2) of the Bankruptcy Code, (d) pay such Claim in the ordinary course of business or (e) otherwise treat such Claim in a manner that will render such Claim Unimpaired pursuant to Section 1124 of the Bankruptcy Code.  Any default with respect to any Other Secured Claim that existed immediately prior to the filing of the Chapter 11 Cases will be deemed cured upon the Effective Date.

100%

Class	Type of Claim or Equity Interest	Treatment of Allowed Claims and Equity Interests	Estimated Recovery

P-1	Priority Wage Claims

Unimpaired.  The legal, equitable and contractual rights of the Holders of Priority Wage Claims against the Debtors are unaltered by the Plan.  Unless the Holder of such Claim and the Debtors agree to a different treatment, (a) each Holder of a Priority Wage Claim due and owing on the Effective Date will be paid in full in Cash by the Reorganized Debtors on the later of the Effective Date or the date such Priority Wage Claim becomes an Allowed Claim by Final Order, (b) to the extent such Claim is not due and owing on the Effective Date, such Claim will be paid in full in Cash by the Reorganized Debtors on the later of the date on which such Claim becomes due and owing in the ordinary course of business (and in accordance with the terms and conditions of any agreements thereto) or the date such Claim becomes an Allowed Claim by Final Order or (c) such Claim otherwise will be treated in a manner that will render such Claim Unimpaired pursuant to Section 1124 of the Bankruptcy Code.  Any default with respect to any Priority Wage Claim that existed immediately prior to the filing of the Chapter 11 Cases will be deemed cured upon the Effective Date.

100%

S-3	Existing Lender Claims

Impaired.  The legal, equitable and contractual rights of the Holders of Existing Lender Claims against the Debtors are Impaired by the Plan.  Unless the Holders of Existing Lender Claims and the Debtors agree to a different treatment, the Holders of the Existing Lender Claims will receive or retain, in the aggregate, on the Effective Date (or sooner, to the extent authorized by Final Order of the Bankruptcy Court) (a) 100% of the New Common Stock (subject to dilution as set forth in Section 5.6(b) of the Plan), (b) 100% of the New Senior Notes, (c) 100% of the New Subsidiary Preferred Stock, (d) $58.1 million, consisting of the Debtors’ federal tax refund for the 2002 fiscal year and (e) the monthly adequate protection payments authorized in connection with approval of the DIP Facility.  Holders of such Claims will waive any and all of their subordination rights with respect to the Holders of Senior Subordinated Note Claims only to the extent that such waiver is necessary to effectuate the treatment accorded to the Holders of Senior Subordinated Note Claims in the event that Class votes in favor of the Plan.  All Distributions of New Common Stock, New Senior Notes and New Subsidiary Preferred Stock issued to the Holders of Existing Lender Claims will be distributed Pro Rata to the Holders of such Claims.

42.5%

U-1	Intercompany Claims

Impaired.  The legal, equitable and contractual rights of the Holders of Intercompany Claims against the Debtors are Impaired by the Plan.  At the election of the Reorganized Debtors and the Holder of an Intercompany Claim held by a Debtor, such Intercompany Claim will be reinstated, released, contributed to capital or dividended.  Allowed Intercompany Claims held by non-Debtors will receive the same Pro Rata Distribution as General Unsecured Claims, provided, however, that any Distribution on account of Allowed Intercompany Claims of non-Debtors will not dilute the Pro Rata Distribution of $3,000,000 to the holders of General Unsecured Claims.

N/A

Class	Type of Claim or Equity Interest	Treatment of Allowed Claims and Equity Interests	Estimated Recovery

U-2A	Personal Injury Claims

Impaired.  The legal, equitable and contractual rights of the Holders of Personal Injury Claims against the Debtors are Impaired by the Plan.  All Personal Injury Claims are Disputed Claims under the Plan.  All Holders of Allowed Personal Injury Claims shall continue to be able to assert Claims under applicable insurance coverage and other similar arrangements.  Holders of Allowed Personal Injury Claims will receive no other Distribution under the Plan.  Notwithstanding anything contained in the Plan, Personal Injury Claims will be Allowed in such amounts as determined by Final Order of the court with jurisdiction over such Personal Injury Claims, or in any settlement reached with respect thereto and consented to by the applicable insurers or to the extent permitted by the Settlement Agreement and/or any applicable insurance policies, insurance coverage, or other similar arrangements.  Payments of Personal Injury Claims are subject to the Settlement Agreement and/or any applicable insurance policies, insurance coverage, and other similar arrangements.

N/A

U-2B	General Unsecured Claims

Impaired. The legal, equitable and contractual rights of the Holders of General Unsecured Claims against the Debtors are Impaired by the Plan.  Unless a Holder of an Allowed General Unsecured Claim and the Debtors agree to a different, less favorable treatment, the Holders of Allowed General Unsecured Claims will receive, on the later of (a) the date that their Claims are Allowed by Final Order and (b) the Effective Date, a Cash payment equal to a Pro Rata share of $3,000,000.

13.6%(3)

U-3	Senior Subordinated Note Claims

Impaired.  The legal, equitable and contractual rights of the Holders of Senior Subordinated Note Claims against the Debtors are Impaired by the Plan. Unless a Holder of an Allowed Senior Subordinated Note Claim and the Debtors agree to a different treatment, and provided that at least two-thirds in amount and more than one-half in number of the voting Holders of Allowed Senior Subordinated Note Claims vote in favor of the Plan, the Holders of Allowed Senior Subordinated Note Claims will receive on the Effective Date their Pro Rata Distribution of the New Warrants to purchase up to 5% of the New Common Stock.  If the voting Holders of Senior Subordinated Note Claims who vote in favor of the Plan are not at least two-thirds in amount and more than one-half in number of those Holders voting, then the Holders of Allowed Senior Subordinated Note Claims will receive no Distribution under the Plan.

0.6%(4)

(3) Assumes $22.0 million of General Unsecured Claims as reflected in the Debtors’ schedules.

(4) Based on a value of the New Warrants of $1.25 million.

Class	Type of Claim or Equity Interest	Treatment of Allowed Claims and Equity Interests	Estimated Recovery

U-4	Trust Debenture Claims	Impaired. The legal, equitable and contractual rights of the Holders of Trust Debenture Claims against the Debtors are Impaired by the Plan. Holders of Trust Debenture Claims will not receive any Distribution under the Plan.	0%

U-5	Alpine Claims	Impaired. The legal, equitable and contractual rights of the Holders of Alpine Claims against the Debtors are Impaired by the Plan. Holders of Alpine Claims will not receive any Distribution under the Plan.	0%

E-1	Equity Interests in Superior	Impaired. The legal, equitable and contractual rights of the Holders of Equity Interests in Superior are Impaired by the Plan. Holders of Equity Interests in Superior will not receive any Distribution under the Plan.	0%

E-2	Equity Interests in Subsidiaries

Impaired.  The legal, equitable and contractual rights of the Holders of Equity Interests in Subsidiaries are Impaired by the Plan. At the option of the Reorganized Debtors and the Administrative Agent, each respective Equity Interest in a Subsidiary will be (a) unaffected by the Plan, in which case the Debtor holding such Class E-2 Equity Interest will continue to hold such Equity Interest or (b) cancelled and 100% of the new equity in the applicable Subsidiary will be issued pursuant to the Plan to the New Parent, the New Subsidiary or the Subsidiary that holds such Class E-2 Equity Interest.

			NA

IMPORTANT: THIS DISCLOSURE STATEMENT CONTAINS INFORMATION THAT MAY BEAR UPON YOUR DECISION TO ACCEPT OR REJECT THE PROPOSED JOINT CHAPTER 11 PLAN OF THE DEBTORS DESCRIBED IN THIS DISCLOSURE STATEMENT.  PLEASE READ THIS DOCUMENT WITH CARE.

[THIS DISCLOSURE STATEMENT HAS BEEN APPROVED BY ORDER OF THE BANKRUPTCY COURT AS CONTAINING INFORMATION OF A KIND, AND IN SUFFICIENT DETAIL, TO ENABLE HOLDERS OF CLAIMS TO MAKE AN INFORMED JUDGMENT IN VOTING TO ACCEPT OR REJECT THE PLAN.  APPROVAL OF THIS DISCLOSURE STATEMENT DOES NOT, HOWEVER, CONSTITUTE A DETERMINATION OR RECOMMENDATION BY THE BANKRUPTCY COURT AS TO THE FAIRNESS OR THE MERITS OF THE PLAN.](5)

THIS DISCLOSURE STATEMENT CONTAINS A SUMMARY OF CERTAIN PROVISIONS OF THE PLAN AND CERTAIN FINANCIAL INFORMATION.  WHILE THE DEBTORS BELIEVE THAT THESE SUMMARIES ARE FAIR AND ACCURATE AND PROVIDE ADEQUATE INFORMATION WITH RESPECT TO THE

(5) The bracketed text is applicable to the final version only.

DOCUMENTS SUMMARIZED, SUCH SUMMARIES ARE QUALIFIED TO THE EXTENT THAT THEY DO NOT SET FORTH THE ENTIRE TEXT OF SUCH DOCUMENTS.  ALL HOLDERS OF CLAIMS AND EQUITY INTERESTS SHOULD READ THIS DISCLOSURE STATEMENT, THE PLAN AND THE EXHIBITS TO THIS DISCLOSURE STATEMENT AND THE PLAN IN THEIR ENTIRETY. IN THE EVENT OF ANY CONFLICT, INCONSISTENCY OR DISCREPANCY BETWEEN THE TERMS AND PROVISIONS IN THIS DISCLOSURE STATEMENT AND THE TERMS AND PROVISIONS IN THE PLAN, OR THE FINANCIAL INFORMATION INCORPORATED THEREIN BY REFERENCE, THE PLAN SHALL GOVERN FOR ALL PURPOSES.

THE STATEMENTS AND FINANCIAL INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT HAVE BEEN MADE AS OF THE DATE HEREOF UNLESS OTHERWISE SPECIFIED.  HOLDERS OF CLAIMS AND EQUITY INTERESTS REVIEWING THIS DISCLOSURE STATEMENT SHOULD NOT INFER AT THE TIME OF SUCH REVIEW THAT THERE HAVE BEEN NO CHANGES IN THE FACTS SET FORTH IN THIS DISCLOSURE STATEMENT UNLESS SO SPECIFIED.  WHILE THE DEBTORS HAVE MADE EVERY EFFORT TO DISCLOSE WHERE CHANGES IN PRESENT CIRCUMSTANCES COULD REASONABLY BE EXPECTED TO AFFECT MATERIALLY THE VOTE ON THE PLAN, THIS DISCLOSURE STATEMENT IS QUALIFIED TO THE EXTENT THAT CERTAIN EVENTS, SUCH AS THOSE MATTERS DISCUSSED IN SECTION VIII OF THIS DISCLOSURE STATEMENT ENTITLED “RISK FACTORS,” DO OCCUR.

NO REPRESENTATIONS CONCERNING THE DEBTORS OR THE PLAN ARE AUTHORIZED OTHER THAN AS SET FORTH IN THIS DISCLOSURE STATEMENT AND OTHER SOLICITATION MATERIALS, IF ANY, APPROVED BY THE BANKRUPTCY COURT.  ANY REPRESENTATION MADE TO SECURE THE VOTE OF THE HOLDER OF A CLAIM OR EQUITY INTEREST WHICH IS OTHER THAN AS CONTAINED IN THIS DISCLOSURE STATEMENT OR AS OTHERWISE APPROVED BY THE BANKRUPTCY COURT SHOULD NOT BE RELIED UPON IN ARRIVING AT A DECISION ABOUT THE PLAN.  ANY REPRESENTATIONS OR INDUCEMENTS MADE IN ORDER TO SECURE AN ACCEPTANCE OF THE PLAN THAT ARE NOT CONTAINED IN THIS DISCLOSURE STATEMENT OR NOT ACCOMPANIED BY A BANKRUPTCY COURT ORDER AUTHORIZING SUCH DISCLOSURE SHOULD BE REPORTED TO COUNSEL FOR THE DEBTORS, COUNSEL FOR THE COMMITTEE AND TO THE U.S. TRUSTEE FOR APPROPRIATE ACTION.

THIS DISCLOSURE STATEMENT HAS BEEN PREPARED IN ACCORDANCE WITH SECTION 1125 OF THE BANKRUPTCY CODE AND NOT IN ACCORDANCE WITH FEDERAL OR STATE SECURITIES LAWS OR OTHER APPLICABLE NONBANKRUPTCY LAW.  PERSONS OR ENTITIES HOLDING OR TRADING IN OR OTHERWISE PURCHASING, SELLING OR TRANSFERRING CLAIMS AGAINST, OR SECURITIES OF, THE DEBTORS SHOULD EVALUATE THIS DISCLOSURE STATEMENT IN LIGHT OF THE PURPOSE FOR WHICH IT WAS PREPARED.

IN ACCORDANCE WITH THE BANKRUPTCY CODE, THIS DISCLOSURE STATEMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS SUCH COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT.

WITH RESPECT TO CONTESTED MATTERS, ADVERSARY PROCEEDINGS AND OTHER PENDING OR THREATENED ACTIONS, THIS DISCLOSURE STATEMENT AND THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION OR STIPULATION, BUT RATHER, AS STATEMENTS MADE IN SETTLEMENT NEGOTIATIONS.

D.                                    Voting and Confirmation Procedures

(1)                                          Accompanying this Disclosure Statement are copies of the following:

(a)                               the Plan, which is annexed to this Disclosure Statement as Exhibit A;

(b)                              Financial Projections, which are annexed to this Disclosure Statement as Exhibit B;

(c)                               a Liquidation Analysis, which is annexed to this Disclosure Statement as Exhibit C;

(d)              an Organizational Chart of the Debtors and their non-debtor affiliates as of the Petition Date, which is annexed to this Disclosure Statement as Exhibit D;

(e)               an Organizational Chart of the Reorganized Debtors and their affiliates as of the Effective Date, which is annexed to this Disclosure Statement as Exhibit E;

(f)                 a list of documents to be included in the Plan Supplement, which is annexed to the Disclosure Statement as Exhibit F;

(g)              a discussion on valuation, which is annexed to this Disclosure Statement as Exhibit G;

(h)              the forms of Ballots and the related materials, which are included with this Disclosure Statement, that are to be used for the purpose of soliciting votes on the Plan by Holders of (a) Class S-3 Existing Lender Claims, (b) Class U-2A Personal Injury Claims, (c) Class U-2B General Unsecured Claims and (d) Class U-3 Senior Subordinated Note Claims,(6) which are the Classes of Claims and Equity Interests that are Impaired and entitled to vote on the Plan (this Disclosure Statement is also being provided to Holders of Secured Tax Claims

(6) Holders of Class U-1 Intercompany Claims and Class E-2 Equity Interests in Subsidiaries are all co-proponents of the Plan.  The votes of such Holders therefore will not be solicited and such Holders will be deemed to have accepted the Plan.

in Class S-1, Holders of Other Secured Claims in Class S-2 and Holders of Priority Wage Claims in Class P-1, which Holders are not Impaired and therefore are deemed to have accepted the Plan, and to Holders of Trust Debenture Claims in Class U-4, Holders of Alpine Claims in Class U-5 and Holders of Equity Interests in Superior in Class E-1, which Holders are not receiving Distributions under the Plan and therefore are deemed to have rejected the Plan, and certain other entities, solely for informational purposes);

(i)                                  the Disclosure Statement Approval Order, a copy of which is included with this Disclosure Statement, approving this Disclosure Statement and granting the Debtors’ motion for an order establishing voting procedures and scheduling the Confirmation Hearing for the Debtors’ Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code; and

(j)                                  the Notice of the Confirmation Hearing for approval of the Debtors’ Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code.

(2)                                  Who May Vote.  Pursuant to the provisions of the Bankruptcy Code, certain impaired classes of claims and equity interests are entitled to vote to accept or reject a plan of reorganization.  A class that is not “impaired” is deemed to have accepted a plan and is not entitled to vote.  A class is “impaired” under the Bankruptcy Code unless the legal, equitable and contractual rights of the holders of claims or equity interests in such class are not modified or altered.  For purposes of the Plan, Holders of Existing Lender Claims in Class S-3, Holders of Personal Injury Claims in Class U-2A, Holders of General Unsecured Claims in Class U-2B and Holders of Senior Subordinated Note Claims in Class U-3 are Impaired and, therefore, are entitled to vote to accept or reject the Plan.  Holders of Secured Tax Claims in Class S-1, Holders of Other Secured Claims in Class S-2 and Holders of Priority Wage Claims in Class P-1 are unimpaired and, therefore, are deemed to accept the Plan.  Holders of Trust Debenture Claims in Class U-4, Holders of Alpine Claims in Class U-5 and Holders of Equity Interests in Superior in Class E-1 will not receive or retain any property or interest in property under the Plan and, therefore, are not entitled to vote because such Holders are deemed to reject the Plan.  Holders of Intercompany Claims in Class U-1 and Equity Interests in Subsidiaries in Class E-2 are co-proponents of the Plan and, therefore, are deemed to accept the Plan.

(3)                                  Class Voting.  The Plan provides that each Impaired Class of Claims will be entitled to vote separately to accept or reject the Plan unless such Class is deemed to have rejected the Plan.  Each vote will be set forth on a Ballot, as mandated by the Bankruptcy Code, which each voting entity must return as set forth in Section (4) below.  If sufficient acceptances are not received, the Debtors reserve the right under the Plan to utilize the “cram-down” provisions of Section 1129(b) of the Bankruptcy Code.  See Section VI.D of this Disclosure Statement.

(4)                                  Voting Procedures.  All votes to accept or reject the Plan must be cast by using the appropriate form of Ballot.  No votes other than ones using such Ballots will be counted except to the extent the Bankruptcy Court orders otherwise.  The Bankruptcy Court has fixed 4:00 p.m. (prevailing Eastern time), on September 2, 2003 (the “Voting Record Date”), as the time and date for the determination of Holders of record of Claims who are entitled to (a) receive a copy of this Disclosure Statement and all of the related materials and (b) vote to accept or reject the Plan.  After carefully reviewing the Plan and this Disclosure Statement, including the exhibits annexed to both the Plan and this Disclosure Statement, please indicate your acceptance or rejection of the Plan on the appropriate Ballot and return such Ballot in the enclosed envelope (a) if by overnight courier to Bankruptcy Services LLC (the “Balloting Agent”), 757 Third Avenue, 3rd Floor, New York NY 10017, Attn: Miriam Bloom, Tel: (646) 282-2500 or (b) if by regular mail to Superior Telecom Ballot Processing, c/o Bankruptcy Services LLC, P.O. Box 5295, Grand Central Station, New York, NY 10163-5295.

BALLOTS MUST BE RECEIVED BY THE BALLOTING AGENT ON OR BEFORE 4:00 P.M. (PREVAILING EASTERN TIME) ON OCTOBER 9, 2003 (THE “VOTING DEADLINE”).  ANY BALLOT THAT (a) IS NOT EXECUTED, (b) IS EXECUTED BY THE HOLDER OF AN ALLOWED CLAIM BUT DOES NOT INDICATE AN ACCEPTANCE OR REJECTION OF THE PLAN, (c) HAS BOTH THE ACCEPTANCE AND REJECTION BOXES CHECKED OR (d) FOR WHICH AN ORIGINAL IS NOT RECEIVED SHALL NOT BE COUNTED (FACSIMILE OR ELECTRONICALLY SUBMITTED BALLOTS WILL NOT BE COUNTED).

If you have any questions regarding the procedures for voting on the Plan please contact the Balloting Agent, Bankruptcy Services LLC, 757 Third Avenue, 3rd Floor, New York NY 10017, Attn: Miriam Bloom, Tel: (646) 282-2500.

II.                                     DESCRIPTION OF THE DEBTORS AND EVENTS
LEADING TO THE COMMENCEMENT OF THE CHAPTER 11 CASES

A.                                    The Debtors

Superior and its Debtor and non-debtor subsidiaries are one of the largest North American manufacturers and global suppliers of wire and cable products, primarily manufacturing magnet wire and communications wire and cable products.  The Debtors supply their products to customers in North America, Europe, Latin America and Asia.  The principal customers for these products include major industrial original equipment manufacturers (“OEMs”), regional Bell operating companies (“RBOCs”), major independent telecommunications companies and datacommunications and telecommunications distributors.

As of the Petition Date, the Debtors employed approximately 2,700 individuals.  The Debtors and their non-debtor subsidiaries currently operate 17 manufacturing facilities located throughout the United States, the United Kingdom and Mexico, and maintain corporate offices in East Rutherford, New Jersey, Atlanta, Georgia and Fort Wayne, Indiana.  The Debtors’ manufacturing business is comprised of two primary industry segments - the communications group (the “Communications Group”) and the original equipment manufacturer group (the “OEM Group”).

The Communications Group is the leading North American manufacturer of copper exchange cable, which is the principal medium utilized in the transmission of voice and data communications over the “local loop” exchange.  The “local loop” is the segment of the telecommunications network that connects the customers’ premises to the nearest telephone company switching center or central office.  The Communications Group also manufactures a broad portfolio of other communication cable products, including fiber-optic cables and premises/datacommunications cables which provide the backbone for high-speed communication networks and are utilized for both commercial and residential installations.

The Communications Group’s principal customers include the RBOCs, major independent telephone companies and telecommunications and datacommunications distributors.  The Debtors sell to the RBOCs and major independent telephone companies through a direct sales force.  Over 60% of the Communications Group’s revenues are derived from long-term supply agreements with the RBOCs and major independent telephone companies.  Revenues from the Debtors’ three largest customers exceeded 50% of the Communications Group’s total revenues in 2002, all of which were pursuant to long-term supply agreements.  These long-term supply agreements do not require the customer to purchase a minimum quantity of product, but typically set forth that the Debtors will provide a certain percentage of the customer’s overall supply requirements for designated products based on a specified price and maximum lead times.  These customers typically enter into similar supply agreements with the Debtors’ competitors.

The OEM Group develops, manufactures and markets magnet wire and other related products to major OEMs for use in motors, transformers, electrical controls, home electronics and appliances, automobile anti-lock braking systems and power windows, furnaces, lawn tools, security systems and overhead lighting.  The OEM Group is the largest manufacturer of magnet wire in North America.  The OEM Group, through its Essex Brownell subsidiary, is also one of the leading North American distributors of magnet wire and related products to thousands of smaller OEMs and motor assembly and repair operators.  The Essex Brownell distribution operations include a nationwide sales force, supported by 20 strategically located distribution and warehouse locations.  The Essex Brownell line includes products from other manufacturers, in addition to the Debtors’ own magnet wire, thereby making the Debtors the only major North American magnet wire producer that also distributes a full line of complimentary electrical accessory products used by the motor repair and secondary OEM markets.

Similar to the Communications Group, a majority of the OEM Group’s revenues are derived from long-term supply agreements with its major OEM customers.  Specifically, more than 80% of the OEM Group’s North American magnet wire shipments are derived from long-term supply agreements and the OEM Group’s five largest customers comprise more than 50% of the OEM Group’s North American magnet wire shipments.  These supply agreements also do not specify minimum purchase quantities, but typically provide the Debtors with an allocation of the customer’s overall supply requirements for designated products.  These customers also typically enters into similar supply agreements with the Debtors’ competitors.

B.                                    Organizational History, Acquisitions and Pre-Petition Equity Structure

Superior was incorporated in July 1996 as a wholly-owned subsidiary of The Alpine Group, Inc. (“Alpine”).  In October 1996, Alpine completed a reorganization whereby all of the issued and outstanding common stock of two of Alpine’s wholly-owned subsidiaries, Superior Telecommunications Inc. and DNE Systems, Inc.,(7) was contributed to Superior.  Immediately

(7) DNE Systems, Inc. was subsequently sold in December 2002 as part of the Electrical Sale discussed in Section II.C of this Disclosure Statement.

thereafter, Superior completed an initial public offering of its common stock, pursuant to which Alpine’s common stock ownership position in Superior was reduced to approximately 50.1%.  As a result of treasury stock repurchases, stock grants and other transactions, Alpine’s common stock interest in Superior at December 31, 2002, was 48.9%.  The remaining common stock interests are publicly held.  Superior’s common stock is quoted on the OTC Bulletin Board under the symbol SRTOQ.OB.

In November 1998, Superior, through a wholly-owned subsidiary, acquired approximately 81% of the outstanding shares of common stock of Essex International Inc. (“Essex International”) through a cash tender offer.  Thereafter, in March 1999, Essex International merged with a wholly-owned subsidiary of Superior, pursuant to which the holders of the remaining 19% of the outstanding shares of common stock of Essex International received, in the aggregate, $167 million liquidation value of 8½% trust convertible preferred securities of Superior Trust I, a Delaware trust of which Superior owns all of the common securities.  The sole assets of Superior Trust I were Superior’s 8½% convertible subordinated debentures (the “Trust Debentures”) with an aggregate principal amount of approximately $171.8 million.(8)  Essex International, through its subsidiaries, manufactured and distributed wire and cable products, including magnet wire, building wire and copper communications wire and cable.  As a result of the acquisition of Essex International, Superior became, at that time, the largest wire and cable manufacturer in North America and the fourth largest wire and cable manufacturer in the world.

Also, during 1998, Superior expanded its international operations with the acquisition of a 51% controlling interest in Cables of Zion United Works, Ltd. (“Cables of Zion”).  Cables of Zion was an Israel-based cable and wire manufacturer and its primary products included fiber and copper communications wire and cable and power cable.  Cables of Zion products were sold primarily into the Israeli and European markets.  During 1998 and 1999, Cables of Zion also acquired two other wire and cable companies in Israel, Cvalim — The Electric Wire & Cable Company of Israel Ltd. (“Cvalim”) and Pica Plast Limited (“Pica Plast”).  As a result of these acquisitions, Cables of Zion became the largest wire and cable manufacturer in Israel with an approximate 80% market share in Israel.  The operations of Superior Cables Ltd., including the acquired operations of Cvalim and Pica Plast, are hereinafter referred to as “Superior Israel.”(9) As of the Petition Date, the Debtors’ corporate structure is as set forth in Exhibit D.

Currently, the Debtors maintain their primary operations in the United States, but certain of their non-debtor subsidiaries also conduct sales and/or maintain operations in foreign countries, including Mexico and the United Kingdom.  Until recently, the Debtors and/or their non-debtor subsidiaries owned and operated a manufacturing facility in Winnipeg, Canada.  During the year 2002, the Canadian manufacturing operations were discontinued.  In June 2003,

(8) The filing of the Chapter 11 Cases constituted an early dissolution event under the trust agreement governing Superior Trust I.  As a result, on April 30, 2003, Superior Trust I was liquidated and the Trust Debentures were distributed directly to the holders of the trust convertible preferred securities.  Accordingly, those holders constitute the Holders of the Trust Debenture Claims under the Plan.

(9) A 47% interest in Superior Israel was sold in December 2002 as part of the Electrical Sale discussed in Section II.C of this Disclosure Statement.

the Debtors entered into an agreement for the sale of the Canadian manufacturing facility.  Approval by certain Canadian officials is required for consummation of the sale agreement and payment of all sums out of escrow.  Such approval is expected in July, 2003.  The Canadian manufacturing operations were part of the Debtors’ Communications Group.

In Mexico, the Debtors own certain equipment and conduct business through manufacturing facilities owned by certain non-debtor affiliates as part of the Debtors’ OEM Group primarily to service major North American OEM customers with Mexican manufacturing locations, as well as to service new marketing opportunities in Mexico, Central America and South America.  The operations in Mexico also provide insulation and other accessory products to customers in Mexico and support both maquiladora companies as well as Mexican national companies.

Further, certain of the Debtors’ non-debtor affiliates maintain OEM operations in the United Kingdom (“UK”).  These non-debtor affiliates maintain their own cash management system and working capital credit facility in the UK.  Essex International acquired the UK operations in 1998 through their acquisition of a UK-based magnet wire business.  This acquisition allowed the Debtors to participate in  the European magnet wire market.  The Debtors are evaluating the UK operations with the view of potentially effectuating an operational restructuring, liquidation and/or sale of such operations due to the weak financial performance of such operations and the poor industry conditions in the European market.

C.                                    Pre-Petition Sale of the Debtors’ Electrical Business

On December 11, 2002, in accordance with the terms of a certain Purchase Agreement dated October 31, 2002, as amended on December 11, 2002 (the “Purchase Agreement”), by and among Alpine, Alpine Holdco Inc. (a newly formed wholly-owned subsidiary of Alpine) (“Alpine Holdco”), Superior and Superior’s wholly-owned subsidiaries, Superior Telecommunications Inc. (“STI”), Essex International and Essex Group, Inc. (“Essex Group” and, together with Superior, STI and Essex International, the “Sellers”), the Sellers sold (1) substantially all of the assets, subject to related accounts payable and accrued liabilities (excluding, however any secured debt), of the Sellers’ electrical wire business, (2) all of the outstanding shares of capital stock of DNE Systems, Inc., a manufacturer of multiplexers and other communications and electronic products and (3) all of the outstanding shares of capital stock of Texas SUT Inc. and Superior Cable Holdings (1997) Ltd., which together owned approximately 47% of Superior Israel.  This transaction is hereinafter referred to as the “Electrical Sale.”

The aggregate purchase price for the Electrical Sale was approximately $85 million in Cash plus the issuance of a warrant to Superior to purchase 19.9% of the common stock of Essex Electric Inc. (“Essex Electric”), a wholly-owned subsidiary of Alpine Holdco formed to own and operate the electrical wire business.  Superior continues to retain a 3% equity interest in Superior Israel.  The warrant is only exercisable during the 30-day period prior to expiration on December 11, 2007, or upon the earlier occurrence of certain specified transactions.  On July 30, 2003, Essex Electric notified Superior that in order to raise additional capital for continuing operations, including repayment of debt, Essex Electric proposes to issue up to 850 shares of its common stock at a price of $2,788.95 per share and that, in accordance with a securityholders agreement between Essex Electric and Superior, Superior has until September 15, 2003 to elect whether to purchase all or any part of its pro rata share of those shares, or 169 shares.  Essex Electric indicated that its sole stockholder, Alpine Holdco, has advised that Essex Electric that it intends to subscribe for 681 of such shares.

In connection with the Electrical Sale, Alpine Holdco, Essex Electric and Superior entered into a Supply and Transitional Services Agreement (the “Supply Agreement”).  Under the Supply Agreement, Essex Electric, among other things, agreed to purchase from Superior certain specified quantities of Essex Electric’s overall requirements of copper rod.  The specified quantities represent a range of Essex Electric’s estimated total annual copper rod requirements for use in its building and industrial wire manufacturing process.  The purchase price for copper rod specified in the Supply Agreement is based on the COMEX price plus an adder to reflect conversion to copper rod.  The costs of freight are paid by Essex Electric.  The Supply Agreement also states that Superior will provide certain administrative services to Essex Electric, including accounting, legal, risk management, personnel, data processing and employee relations services.  Charges for these services are generally based on actual usage or an allocated portion of the total cost to Superior.  The Supply Agreement expires on December 31, 2004, but may be terminated at any time prior to that by mutual consent of Alpine and Superior.  Additionally, the parties may terminate various services provided for under the Supply Agreement upon certain prior notice as provided therein.  Superior may terminate its obligations to supply copper rod upon 60 days notice given any time after January 1, 2004, if Essex Electric has purchased less than certain minimum quantities of copper rod specified in the Supply Agreement.  Billings of copper rod purchased under the Supply Agreement and administrative services rendered pursuant thereto for the period January 1, 2003 through May 31, 2003, were $54.7 million and $2.3 million, respectively.  The Debtors are in the process of evaluating whether to assume or reject the Supply Agreement.

D.                                    Pre-Petition Debt Structure

(1)                                          Existing Credit Facility

The Debtors’ primary indebtedness consists of borrowings under a senior secured term loan and revolving credit facility (the “Existing Credit Facility”) pursuant to that Amended and Restated Credit Agreement dated as of November 27, 1998 (as amended, modified, or otherwise supplemented from time to time), among the Debtors, the Existing Lenders, Deutsche Bank Trust Company Americas (“Deutsche Bank”), as Administrative Agent, Merrill Lynch & Co., as Documentation Agent, and Fleet National Bank, as Syndication Agent (the “Existing Credit Agreement”).  STI and Essex Group are the borrowers (collectively, the “Borrowers”) under the Existing Credit Facility and Superior, together with certain debtor and non-debtor subsidiaries of the Borrowers, guaranty the obligations of the Borrowers under the Existing Credit Facility.  As of the Petition Date, the Existing Credit Facility included a term loan A in the principal amount of approximately $302 million, a term loan B in the principal amount of approximately $383 million and a revolving credit facility with an outstanding principal balance of $214 million as of the Petition Date (which included approximately $9.2 million in outstanding letters of credit).

The Existing Credit Facility is secured by substantially all of the assets of the Debtors including, but not limited to, accounts, chattel paper, copyrights, copyright licenses, deposit accounts, documents, equipment, fixtures, general intangibles, instruments, inventory, investment property, patents, patent licenses, trademarks, trademark licenses, property, plant equipment, all books and records relating to the foregoing and all proceeds and products of the foregoing, but excludes accounts receivables, which were sold to a special purpose bankruptcy remote entity and used as collateral to secure a pre-petition accounts receivable facility described below.  On the Petition Date, the aggregate outstanding balance owed under the Existing Credit Facility, including outstanding letters of credit, was approximately $899 million.

As of the Petition Date, the Debtors maintained deposit and other accounts with certain of the Existing Lenders.  These Existing Lenders assert that they have a setoff right in such accounts pursuant to Sections 506(a) and 553 of the Bankruptcy Code.

(2)                                          The Pre-Petition Accounts Receivable Securitization Facility

In addition, prior to the Petition Date, the Debtors’ operating activities were also financed through an accounts receivable securitization facility (the “A/R Facility”) with General Electric Capital Corporation (“GECC”), under which the Debtors and certain non-debtor affiliates would sell their receivables to Superior Essex Funding LLC (“Superior Funding”), a special purpose bankruptcy remote entity which would pay for such receivables with the proceeds of the borrowings under the A/R Facility.

Specifically, under the A/R Facility, the Debtors and certain non-debtor affiliates were required to sell all of their receivables to Superior Funding which, in turn, would fund the purchases of the receivables through the use of the borrowings under the A/R Facility.  Under the A/R Facility, Superior Funding pledged all its rights in such receivables to GECC.  In accordance with the A/R Facility, all collections on receivables were swept into an account maintained by GECC to reduce the borrowings under the A/R Facility.  In order for the Debtors to finance their operations, Superior Funding, through STI, would issue a request for funds to GECC as a draw under the A/R Facility.  GECC would then transfer such funds through an account maintained by Superior Funding into a concentration account maintained by STI.  Such funds were then disbursed into various other accounts and used to finance the Debtors’ daily operating activities.  On the Petition Date, the value of the accounts receivable totaled approximately $97 million and the borrowings under the A/R Facility totaled approximately $59 million.

The borrowing base under the DIP Credit Agreement provided for a substantial portion of the Debtors’ borrowing availability to be based on eligible receivables.  Absent ongoing financing through the receivables component of the borrowing base, the Debtors would not have had sufficient liquidity to fund operations.  Accordingly, the DIP Credit Agreement provided, among other things, for the Debtors, immediately upon entry of the interim order approving the DIP Facility (the “Interim DIP Order”), to pay all sums outstanding under the A/R Facility with certain interim borrowings under the DIP Facility.  The Interim DIP Order also authorized the Debtors to merge Superior Funding into STI in order to facilitate the transfer of the pre-petition receivables into the Debtors’ Estates and the inclusion of such receivables into the contemplated borrowing base under the DIP Credit Agreement.

(3)                                          Subordinated Notes and Other Pre-Petition Debt

As of the Petition Date, the Debtors were obligated under certain senior subordinated notes due in 2007, which included a term A note in the original aggregate principal amount of $120 million and a term B note in the original aggregate principal amount of $80 million (the “Senior Subordinated Notes”).  The obligations due under the Senior Subordinated Notes also include approximately $22 million in the aggregate of PIK notes that were issued in lieu of interest payments and accrued interest.  STI is the borrower under the Senior Subordinated Notes and Superior, together with certain debtor and non-debtor subsidiaries of STI, guaranty the obligations of STI under on the Senior Subordinated Notes. Interest on the Senior Subordinated Notes as of December 31, 2002, was based on LIBOR (1.43% at December 31, 2002), plus 12%.  As of the Petition Date, Superior was also obligated under the 8½% Trust Debentures originally issued in favor of Superior Trust I in the principal amount of approximately $171.8 million, plus deferred interest thereon (and additional interest on such deferred interest).(10)  In addition, as of the Petition Date, pursuant to a certain Reimbursement Agreement dated as of November 30, 2001, among Alpine, Superior and STI, Superior is obligated under junior subordinated paid-in-kind (“PIK”) notes (the “Alpine Notes”) in the original principal amount of approximately $3.8 million issued in favor of Alpine in consideration of Alpine’s advancement on behalf of STI of one quarterly cash interest payment on the Senior Subordinated Notes.  Interest on the Alpine Notes is payable in the form of additional junior subordinated PIK notes only for as long as the indebtedness arising under the Existing Credit Facility remains outstanding.  As of the Petition Date, the Debtors also had miscellaneous other unsecured debt, including trade debt and other obligations, in excess of $40 million.

E.                                      Asbestos Claims

Since approximately 1990, Essex Group or one or more of its predecessors-in-interest (collectively, “Essex”), has been named as a defendant in a number of product liability lawsuits brought principally by electricians and other skilled tradesmen claiming injury from exposure to asbestos found in numerous different types of products, including certain types of electrical wire products produced and sold by Essex and other unrelated entities many years ago.  Litigation against various past insurers of Essex and its one-time parent company, United Technologies Corporation (“UTC”),(11) which insurers had previously refused to defend and indemnify Essex against such lawsuits, was settled during 1999.  Pursuant to the settlement, Essex was reimbursed for substantially all of its pre-settlement costs and expenses incurred in the defense of these lawsuits, and the insurers have undertaken to defend, are currently directly defending and, if it should become necessary, will indemnify Essex against judgments or settlements in such

(10) As described above, as a result of the filing of the Chapter 11 Cases, the Trust Debentures were distributed to the holders of the trust convertible preferred securities of Superior Trust I.

(11) Certain of the insurers believe that nothing contained herein or in the Plan shall be deemed to limit, impair or otherwise prejudice the rights of the insurers or otherwise constitute a waiver of such rights against UTC or any other third party under the Settlement Agreement, any applicable insurance policies, insurance coverage, or other similar arrangements, applicable law and/or otherwise.

asbestos lawsuits, subject to the terms and limits of the Settlement Agreement entered into between Essex and the insurers.

F.                                      Pre-Petition Defined Benefit Pension Plans

Essex Group sponsors two defined benefit pension plans (1) the Retirement Income Plan for Hourly Employees of Essex Group (the “Hourly Plan”) and (2) the Retirement Income Plan for Salaried Employees of Essex Group (the “Salaried Plan” and collectively with the Hourly Plan, the “Plans”).

The Plans are currently underfunded.  This underfunding can be attributed mainly to two factors (1) negative investment returns due to the severe deterioration of the equity markets and a corresponding reduction in the total value of the assets covering pension plan liabilities and (2) the impact of the current low interest rate environment upon the actual present value of defined benefit pension plan liabilities.  The dollar value of actuarial benefits and the dollar value of underfunding of the Salaried Plan is considerably larger than that which exists under the Hourly Plan.

(1)                                          The Hourly Plan

The Hourly Plan was established on March 1, 1988, and currently covers approximately 3,500 current, former and retired hourly employees of Essex Group and its subsidiaries.  Essex Group maintains the Hourly Plan in connection with certain collective bargaining agreements.  The benefits under the Hourly Plan are in the form of a monthly retirement annuity which is determined based on a participant’s years of service (but not based on earned income or salary).

(2)                                          The Salaried Plan

The Salaried Plan was also established on March 1, 1988, and currently covers approximately 2,000 current, former and retired salaried employees of Essex Group and its subsidiaries.  The benefits under the Salaried Plan are in the form of a monthly retirement annuity which is formula-based, determined by final average earnings (salary) and credited years of service (tenure).  As a result of Superior’s acquisition of Essex Group in late 1998, and subsequent cost reduction actions taken by Superior, participation in the Salaried Plan was frozen in 2000.  However, remaining participants (those employed as of 1999) continue to accrue benefits (based on salary and credited years of service).  The Plan provides that, on the Effective Date, the Hourly Plan and the Salaried Plan will be assumed pursuant to Section 365 of the Bankruptcy Code.(12)

The Plans are currently underfunded on an ongoing funding basis by an amount in excess of $15 million.  While the Debtors anticipate meeting their ongoing funding obligations

(12) The Debtors, however, are evaluating the appropriate course of action with respect to the Hourly Plan and the Salaried Plan post-Effective Date.

with respect to the Hourly Plan and the Salaried Plan, any failure to fund such Plans, any decision to terminate such Plans or the rejection of such Plans will trigger significant liabilities and the pool of General Unsecured Claims would increase accordingly.

G.                                    Supplemental Executive Retirement Plan

Essex Group sponsors the Essex Group, Inc. Supplemental Executive Retirement Plan (the “SERP”).  The SERP is an unfunded deferred compensation plan for a select group of management or highly compensated employees.  Participation in the SERP was frozen subsequent to the Debtors’ acquisition of Essex Group and no new participants have become eligible to participate in the SERP since that time.  Currently, participation in the SERP is limited to three active employees, 22 former employees and one former employee now employed by an affiliated company in which the Debtors have a material equity ownership interest.  The SERP provides a retirement benefit in the form of a single life annuity for a period of up to 10 years based on a participant’s credited years of service and final average earnings in excess of the earnings that are recognized under the Salaried Plan.  The Plan provides that, on the Effective Date, the SERP will be rejected pursuant to Section 365 of the Bankruptcy Code.

H.                                    Deferred Compensation Plan

Essex Group also sponsors the Deferred Compensation Plan of Essex Group, Inc. (the “Pre-Petition Deferred Compensation Plan”).  The Pre-Petition Deferred Compensation Plan is an unfunded deferred compensation plan for a select group of management or highly compensated employees.  Participants in the Pre-Petition Deferred Compensation Plan were entitled to defer a portion of their compensation and Essex Group made a matching contribution equal to a specified percentage of the amount deferred by the participant, subject to certain limits.  In addition, at the end of every calendar quarter, each participant’s account was credited with interest equal to the prime rate of interest on the first business day of that calendar quarter.  The Pre-Petition Deferred Compensation Plan was frozen effective as of February 15, 2000, and no additional employee or employer contributions have been made to the Pre-Petition Deferred Compensation Plan since that time.  Currently, participation in the Pre-Petition Deferred Compensation Plan is limited to seven active employees, 16 former employees and two former employees now employed by an affiliated company in which the Debtors have a material equity ownership interest.  As of February 28, 2003, approximately $2.5 million (which includes interest) had been credited to participants’ accounts under the Pre-Petition Deferred Compensation Plan.  The Pre-Petition Deferred Compensation Plan was replaced with a post-petition deferred compensation plan for eight participants (including seven active employees and one former employee now employed by an affiliated company in which the Debtors have a material equity ownership interest) under the Pre-Petition Deferred Compensation Plan, as discussed in Section III.G of this Disclosure Statement.  The Plan provides that, on the Effective Date, the Pre-Petition Deferred Compensation Plan will be rejected pursuant to Section 365 of the Bankruptcy Code.

I.                                         Environmental Matters

The Debtors’ operations are subject to environmental laws and regulations in each of the jurisdictions in which they own or operate facilities governing, among other things, emissions into the air, discharges to water, the use, handling and disposal of hazardous substances and the investigation and remediation of soil and groundwater contamination both on-site at past and current owned and operated facilities and at off-site locations at which the Debtors or their predecessors disposed of wastes.  On-site contamination at certain of the Debtors’ facilities is the result of historic activities, including certain activities attributable to the Debtors’ operations and those occurring prior to the use of a facility by a Debtor.  Off-site liability includes clean-up responsibilities and response costs incurred by others at various third party owned sites, under federal or state statutes, for which certain Debtors (or their predecessors) have been identified by the United States Environmental Protection Agency, or state environmental agency, as a Potentially Responsible Party (“PRP”) or the equivalent.

For example, Essex Group (or predecessors thereof) have been named as a PRP at a number of sites.  Many of the sites for which Essex Group is currently named as a PRP are covered by an indemnity from UTC provided in connection with a February 1988 transaction respecting Essex Group.  Pursuant to the indemnity, UTC agreed to indemnify Essex Group against losses incurred under any environmental protection and pollution control laws or resulting from, or in connection with damage or pollution to the environment arising from events, operations or activities of Essex Group prior to February 29, 1988, or from conditions or circumstances existing at or prior to February 29, 1988.  In order to be covered by the indemnity, the condition, event or circumstance must have been known to UTC prior to, and UTC must have received notice of the indemnity claim during the five-year period commencing on, February 29, 1988.  The sites covered by this indemnity historically have been handled directly by UTC and required payments generally have been made directly by UTC.  Most of these sites are mature sites where allocations of liability have been settled and remediation is well underway or has been completed.

UTC also provided an additional environmental indemnity, referred to as the “basket indemnity.”  This indemnity relates to liabilities arising from environmental events, conditions or circumstances existing at or prior to February 29, 1988, of which UTC received notice during the five-year period commencing on February 29, 1988.  As to such liabilities, Essex Group is responsible for the first $4.0 million incurred.  Thereafter, UTC has agreed to indemnify Essex Group fully for any liabilities in excess of $4.0 million.

Apart from the indemnified sites, Essex Group has been named as a PRP or a defendant in a civil lawsuit at, or has received inquiries from regulatory agencies involving, approximately eleven sites.  Operation of STI and DNE Systems, Inc. have resulted in releases of hazardous substances or wastes at sites currently or formerly owned or operated by such companies.  STI is involved in investigatory and remedial activities at one site subject to the oversight of a state environmental agency.

Essex Group is negotiating with a state environmental agency to resolve a notice of violation alleging that one of Essex Group’s facilities in Indiana is in violation of that state’s air quality rules.  Essex Group anticipates resolving the matter through an agreed administrative order providing for the installation of certain air emission control equipment (which equipment has already been purchased and installed) and possibly a monetary penalty in an amount not yet specified by the state regulatory agency, which the Debtors believe will be treated as a General Unsecured Claim under the Plan.  With respect to another Essex Group facility in Indiana, in early April 2003, the Debtors received a Notice of Order from the state environmental agency ordering Essex Group to apply for and obtain certain air quality permits for various pieces of equipment that it had installed in 1994 through 1997.  The state environmental agency also issued a Notice of Violation alleging that the Debtors were in violation of the State’s air quality requirements for, among other things, failing to have those permits and could be subject to the assessment of penalties.  The Debtors believe they have meritorious defenses to both the Notice of Order and the Notice of Violation and have commenced an administrative proceeding to challenge the Notice of Order.  Negotiations are ongoing with the state environmental agency and a stay of the proceeding is in effect.  Essex Group does not anticipate any capital expenditures for additional air emission controls and expects that any penalty that might be imposed in this matter will be treated as a General Unsecured Claim under the Plan.

In or about February 2002, Essex Group received a Notice of Demand (the “Notice”) from the Michigan Department of Environmental Quality (“MDEQ”), notifying Essex Group of its purported legal responsibility for the remediation of contamination at a property that was formerly owned by Essex Group in Michigan and for reimbursement of the State’s past and future response costs associated therewith.  The property that is the subject of the Notice was sold many years prior to the acquisition of Essex Group by Superior.  Essex Group has begun to investigate the facts relating to the Notice and is evaluating its potential liability, possible defenses and whether it has claims for indemnification or otherwise against others.

There is an accrual on the books of Superior in the amount of $1.9 million to cover environmental matters as of December 31, 2002, based on management’s best estimate of the exposure in light of relevant available information.  The Debtors currently do not believe that any of the environmental proceedings in which they are involved, and for which they may be liable, will individually, or in the aggregate, have a material adverse effect upon its business, financial condition, liquidity or results of operations.  In fact, no material expenditures relating to environmental matters were made in 1999, 2000 or 2002.  In 2001, the Debtors spent approximately $1.4 million primarily for the purchase and installation of air emission control equipment for one of the Debtors’ Indiana facilities that received the Notice of Violation.  There can be no assurance, however, that future developments will not alter this conclusion.  Except for the air quality matters involving the two Indiana facilities, none of the sites or matters mentioned above involves the imposition of sanctions, fines or administrative penalties on the Debtors.

In April 2003, Superior sold its Elizabethtown, Kentucky facility.  As part of the sale an environmental indemnity was given by Superior to the buyer and a $50,000 escrow was established to cover certain costs of testing and possible remediation of certain sediment basins that may be required.  All indemnified matters under the contract of sale, including the environmental indemnity, have an aggregate cap in an amount not to exceed the proceeds of the sale.  Any claim under the environmental indemnity must be asserted, if at all, not later than April 2004.  The indemnity and all other terms of the contract of sale were approved by the Bankruptcy Court on April 10, 2003.

J.                                      Events Precipitating the Chapter 11 Cases

Over the past few years prior to the filing of these Chapter 11 Cases, the Debtors experienced liquidity shortfalls which hampered their ability to meet interest and principal obligations on their long-term debt.  These problems were primarily a result of both the overall global economic downturn and specific industry conditions, including reduced demand levels in the OEM and communications sectors caused by, among other things, substantial spending reductions by the RBOCs and independent telephone operating companies.  Consequently, the Debtors’ revenues declined over the three years prior to the Petition Date, with the most pronounced reductions occurring in 2002.  Specifically, sales and operating income for the Communications Group and the OEM Group combined decreased approximately thirty-four percent (34%) and eighty-one percent (81%), respectively, between fiscal year 2000 and fiscal year 2002.

To combat these difficulties, the Debtors implemented corporate reorganization and cost reduction initiatives, which consisted of, among other things, the sale of non-strategic business segments and product lines and the closing of certain manufacturing facilities.  In 2001, the Debtors retained an investment banker to help explore strategic alternatives, including a possible sale of the Communications Group, but subsequently determined to cease such efforts.  In 2002, the Debtors took numerous cost cutting measures in all their business segments.  In March 2002, the Debtors closed their manufacturing facility in Elizabethtown, Kentucky, which was part of the Communications Group.  In July 2002, the Debtors closed their Rockford, Illinois manufacturing facility, which was part of the OEM Group.  In October 2002, the Debtors shut down the manufacturing operations of a non-debtor entity in Winnipeg, Canada, which was also part of the Communications Group.  Further, in December 2002, the Debtors sold their electrical business as discussed in Section II.C of this Disclosure Statement.  The Debtors’ corporate reorganization and cost reduction initiatives also involved the overall downsizing and consolidation of their operations, including substantial general and administrative work force reductions and a substantial reduction in working capital (including a $53 million decline in inventory levels in 2002).

Notwithstanding such efforts, the Debtors were not able to eliminate their liquidity problems, which would have resulted in certain financial covenant and other defaults under the Existing Credit Facility.  As a consequence of such prospective defaults, the Debtors and the Existing Lenders entered into various amendments to the Existing Credit Agreement during December 2001 and March 2002, which included, among other things, a reduction in operating performance levels required to meet certain financial covenants, a deferral until 2003 of certain term loan payments otherwise due on June 30, 2002 and the elimination of a required $175 million accelerated term loan payment due on January 3, 2003.  Also in December 2001, the Debtors entered into an amendment to the Senior Subordinated Credit Agreement, pursuant to which the Debtors were allowed to make three out of the four quarterly interest payments due in 2002 on the Senior Subordinated Notes in the form of PIK notes in lieu of Cash.

In September 2002, the Debtors entered into a further amendment to the Existing Credit Agreement which eliminated all regularly scheduled term loan principal amortization payments through June 30, 2003, substantially reduced the regularly scheduled term loan principal amortization payments for the second half of 2003 and further reduced through 2003 the operating performance levels required to meet certain financial covenant requirements.  This amendment also required the Debtors to obtain the consent of the holders of the Senior Subordinated Notes to suspend Cash interest payments on the Senior Subordinated Notes for 2003 (as was done for all but one quarterly payment during the year 2002) by January 15, 2003 (subsequently extended to February 27, 2003), and meet certain other financial covenant requirements in order to have access to liquidity under the Existing Credit Facility.  Prior to the Petition Date, however, the Debtors were unable to reach an agreement with the holders of the Senior Subordinated Notes to suspend Cash interest payments for 2003, resulting in a Cash interest payment due on the Senior Subordinated Notes on February 28, 2003, which the Debtors were unable to pay.  The Debtors’ inability to reach an agreement with the holders of the Senior Subordinated Notes triggered the Debtors’ obligation under the Existing Credit Facility to make a one time payment on the term loans thereunder in the amount of $50 million on or before February 27, 2003.  The Debtors failed to make such payment, resulting in an event of default under the Existing Credit Agreement.

As a result of the Debtors’ financial situation, certain of the Existing Lenders formed a steering committee (the “Steering Committee”) for the purpose of facilitating the flow of information and discussions between the Existing Lenders and the Debtors.  The Debtors engaged Rothschild Inc. as their financial advisors and investment bankers to, among other things, advise and assist in their discussions with the Steering Committee and the development and implementation of a financial restructuring.  Consequently, prior to the Petition Date, the Debtors, the Steering Committee and certain other parties and their respective professional advisors entered into extensive negotiations in an effort to achieve an agreement respecting a consensual restructuring of the Debtors’ operations and indebtedness.  Although the Debtors believe that progress was made as a result of such pre-petition negotiations, the parties were unable to reach an agreement.  Accordingly, the Debtors sought relief under Chapter 11 of the Bankruptcy Code to further stabilize their day-to-day operations and finances, obtain a moratorium of their indebtedness and avail themselves of the financing provisions of the Bankruptcy Code, while continuing to pursue strategic restructuring negotiations with members of the Steering Committee and the Debtors’ other creditor constituencies.

III.                                 SIGNIFICANT EVENTS DURING THE CHAPTER 11 CASES

A.                                    Chapter 11 in General and Commencement of the Chapter 11 Cases

Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code.  Under Chapter 11 of the Bankruptcy Code, a debtor is authorized to reorganize its finances and operations for the benefit of itself, its creditors and its equity interest holders.  In addition to permitting rehabilitation of a debtor, another goal of Chapter 11 is to promote the optimization of a debtor’s assets and equality of treatment for similarly situated creditors and equity interest holders with respect to the distribution of a debtor’s assets.

The commencement of a Chapter 11 case creates an estate that is comprised of all of the legal and equitable interests of the debtor as of the filing of the debtor’s bankruptcy petition.  The Bankruptcy Code provides that the debtor may continue to operate its business and remain in possession of its property as a debtor-in-possession.  As noted above, each of the Debtors filed its Chapter 11 Case in the Bankruptcy Court on March 3, 2003.

Confirmation and consummation of a plan of reorganization are the principal objectives of a Chapter 11 reorganization case.  In general, confirmation of a plan of reorganization by a bankruptcy court makes the plan binding upon a debtor, any issuer of securities under the plan, any person acquiring property under the plan and any creditor or equity interest holder of a debtor.  Subject to certain limited exceptions, entry of a confirmation order by a bankruptcy court discharges a debtor from any debt that arose prior to the date of confirmation of the plan and substitutes therefore the obligations specified under the confirmed plan.  Before soliciting acceptances of the proposed plan, however, Section 1125 of the Bankruptcy Code requires a plan proponent to prepare a disclosure statement containing adequate information of a kind, and in sufficient detail, to enable a hypothetical reasonable investor to make an informed judgment in voting to accept or reject the plan.  The Debtors are submitting this Disclosure Statement to Holders of Impaired Claims against and Equity Interests in the Debtors to satisfy the requirements of Section 1125 of the Bankruptcy Code.

The following is a brief description of some of the major events that have occurred in the Chapter 11 Cases.

B.                                    First Day Orders

On the Petition Date or shortly thereafter, the Bankruptcy Court entered several orders authorizing the Debtors to pay various pre-petition claims and granting various other forms of relief necessary to stabilize the Debtors’ day-to-day business operations.  These orders were designed to allow the Debtors to continue their business operations with minimum disruptions and to ease the strain on the Debtors’ relationships with their employees, vendors, customers and various other parties.  Included among the first day orders entered by the Bankruptcy Court were orders authorizing the Debtors to (1) pay pre-petition payroll, business expenses and other employee-related obligations, (2) honor certain pre-petition obligations to customers and continue customer programs and practices, (3) continue and maintain their consolidated cash management system and existing bank accounts, use existing business forms, continue intercompany transactions and grant superpriority status to post-petition intercompany claims, (4) pay pre-petition sales and use taxes, (5) pay pre-petition claims relating to customs duties and shipping charges (the “Shipping Order”), (6) pay certain pre-petition insurance claims and make post-petition payments under insurance premium financing agreements and (7) pay pre-petition claims of foreign vendors.  The Debtors also obtained orders from the Bankruptcy Court authorizing the payment of pre-petition claims of certain essential trade creditors and approving a post-petition, debtor-in-possession financing facility, which are both discussed in more detail below in Sections III.C and III.F of this Disclosure Statement.

In addition, the Debtors obtained entry of a procedural order authorizing the joint administration of the Debtors’ estates.  The Bankruptcy Court also entered the following orders subsequent to the Petition Date, but in connection with the first day orders (1) an order authorizing the payment of interim compensation and reimbursement of expenses to professionals, (2) an order prohibiting utilities from altering, refusing or discontinuing service and establishing procedures for adequate assurance and (3) an order amending the Shipping Order to authorize payments of additional pre-petition shipping charges (the “Amended Shipping Order”).

The entry of such orders enabled the Debtors to achieve the necessary “breathing room” that Chapter 11 affords a debtor and obtain the relief necessary for a seamless transition into Chapter 11, thereby assuring that the Debtors’ valuable businesses and relationships remained intact and preserving value for the Debtors’ estates.

C.                                    Essential Trade Creditors

The Debtors believed that it was vital to their ongoing operations and their ability to successfully reorganize that they continue to purchase essential goods and services from essential trade creditors on terms consistent with pre-petition practices.  Due to certain factors including, without limitation, the competitive nature of the Debtors’ industry, demands of the Debtors’ customers (including supply contract requirements between the Debtors and their customers) and the Debtors’ minimum stocking levels and just-in-time inventory system, it was essential that the Debtors be assured of an uninterrupted flow of raw materials, goods and services.  Critical to this process was the Debtors’ ability to maintain good relations with their essential trade creditors so that the Debtors could demonstrate to their customers that they were capable of producing and delivering products on an ongoing and timely basis.   In that regard, on the Petition Date, the Debtors filed a motion for approval of their essential trade creditor program, which the Debtors believe was a cornerstone in their ability to successfully reorganize.

The Debtors developed their essential trade creditor program in conjunction with their professional advisors.  The order approving the Debtors’ essential trade creditor program included a “checks and balances” review process established in consultation with the lenders under the Existing Credit Facility as represented by Deutsche Bank, as Administrative Agent, and FTI Policano & Manzo, LLC, their financial advisors.  The essential trade creditors under the program included (1) vendors that supply the Debtors with copper — the primary raw material used in the Debtors’ manufacturing operations, (2) vendors who were the sole source of supply of certain materials, goods or services, (3) vendors who were specifically designated by the Debtors’ customers, based on testing, brand, vendor or pricing specifications and (4) vendors who possessed unique knowledge or a unique type of equipment and/or rendered unique or customized services to the Debtors.  On March 4, 2003, the Bankruptcy Court entered an order authorizing the Debtors to pay up to $18.3 million on account of pre-petition essential trade creditor claims on the terms and conditions set forth therein (the “Essential Trade Order”).  Ultimately, the Debtors were able to satisfy the pre-petition claims of their essential trade creditors utilizing only $13.6 million of the $18.3 million (through claim compromises and waivers) while obtaining satisfactory credit terms from such vendors for the continuous supply of their essential goods and services post-petition.

On April 17, 2003, the Committee filed a motion pursuant to Rule 60(b) of the Federal Rules of Civil Procedure seeking reconsideration of the Essential Trade Order (the “Reconsideration Motion”).  As discussed in more detail in Section III.H of this Disclosure Statement, the Reconsideration Motion was ultimately withdrawn as a result of a settlement negotiated between the Debtors and the Committee.

D.                                    Professional Retentions

In addition to the first day orders described above, the Bankruptcy Court entered orders authorizing the Debtors to retain, among others, (1) Pachulski, Stang, Ziehl, Young, Jones & Weintraub P.C., 919 North Market Street, 16th Floor, Wilmington, DE 19108, Attn: Laura Davis Jones, Esq., as bankruptcy and reorganization counsel, (2) Proskauer Rose LLP, 1585 Broadway, New York, NY 10036, Attn: Alan B. Hyman, Esq., as special corporate and litigation counsel, (3) Rothschild Inc., 1251 Avenue of the Americas, New York, NY 10020, Attn: David L. Resnick, as financial advisors and investment bankers, (4) The Brunswick Group, 125 East 57th Street, 19th Floor, New York, NY 10022, Attn: Ellen Gonda, as communications consultants, (5) Deloitte & Touche LLP, Two World Financial Center, New York, NY 10281, Attn: Francis J. Conway, as auditors and accountants, tax and bankruptcy reorganization services providers and (6) Bankruptcy Services LLC, 757 Third Avenue, 3rd Floor, New York, NY 10017, Attn: Kathy Gerber, as Claims, Noticing and Balloting Agent.  The Bankruptcy Court also entered an order approving the retention of ordinary course professionals.

E.                                      Appointment of Official Committee of Unsecured Creditors and Its Professionals

On March 12, 2003, the Office of the United States Trustee appointed an Official Committee of Unsecured Creditors (as it may be constituted from time to time, the “Committee”) pursuant to Section 1102 of the Bankruptcy Code to represent the interests of all holders of unsecured claims.  Thereafter, the Court entered an order authorizing the Committee to retain (1) Traub, Bonacquist & Fox LLP, 655 Third Avenue, 21st Floor, New York, NY 10017-5617, Attn: Michael S. Fox, Esq. and Ballard Spahr Andrew & Ingersoll, LLP, 919 North Market Street, 17th Floor, Wilmington, DE 19801, Attn: Tobey M. Daluz, Esq., as counsel and (2) Loughlin Meghji & Company, 148 Madison Avenue, Suite 800, New York, NY 10016, Attn: James J. Loughlin, Jr., as financial advisors.  Presently, the Committee consists of P.D. George Company, American Stock Transfer & Trust Co., as the Trust Preferred Indenture Trustee for the Holders of the Trust Debenture Claims, Olin Corporation-Brass Division and Outokumpu American Brass.

F.                                      DIP Financing

(1)                                          Financing and Cash Collateral Issues

As noted above, prior to the Petition Date, the Debtors’ operations were hampered by, among other things, the overall global economic downturn and specific industry conditions, including reduced demand levels in the communications and OEM sectors and substantial spending reductions by the RBOCs and independent telephone operating companies.  These factors resulted in a substantial decline in revenue.  Thus, prior to the filing of these Chapter 11 Cases, and after due deliberation and consideration of viable alternatives, the Debtors determined that it was in the best interests of their creditors and Estates to seek authorization and approval of a post-petition, debtor-in-possession financing facility (the “DIP Facility”) with Deutsche Bank, as administrative agent, and GECC, as syndication agent, for a syndicate of lending institutions, pursuant to which the Debtors could obtain access to the use of cash collateral and an adequate post-petition working capital facility to enable them to continue to operate their businesses.  Accordingly, on the Petition Date, the Debtors filed a motion to authorize and approve the DIP Facility and grant related relief.

Borrowings under the DIP Facility bear interest at a prime rate plus 2.5% or, at the Debtors’ option, LIBOR plus 3.5%.  The DIP Facility provides for a maximum committed amount of $100 million with borrowing availability determined by reference to a borrowing base tied to eligible accounts receivable and inventory levels.  Superior is obligated to pay an unused commitment fee of 1% per annum on the unused amount of the maximum committed amount and a fee of 3.5% per annum on the outstanding face amount of outstanding letters of credit.  The DIP Facility is scheduled to terminate on the earliest to occur of (a) December 3, 2003 (with an automatic extension to March 3, 2004, if the Debtors file a reorganization plan satisfactory to the Administrative Agent and the Syndication Agent prior to September 3, 2003) or (b) the effective date of a plan of reorganization confirmed by the Bankruptcy Court.

The DIP Facility contains covenants that restrict the amount of capital expenditures by the Debtors and require the maintenance of specified levels of cumulative earnings before interest, taxes, depreciation, amortization and certain reorganization and restructuring expenses for periods ending on or after April 30, 2003.  The DIP Facility also contains covenants which restrict the Debtors’ ability to (a) incur or create liens, indebtedness and guarantees, (b) make dividend payments, (c) sell or dispose of assets, (d) change the nature of their businesses or (e) enter into transactions with affiliates or mergers and consolidations.  Failure to satisfy these covenants would (in some cases, after the expiration of a grace period) result in an event of default that could cause, absent the receipt of appropriate waivers, all borrowings under the DIP Facility to accelerate and become due and payable.

On March 4, 2003, the Bankruptcy Court entered the Interim DIP Order authorizing, among other things, the Debtors’ borrowings of up to $95 million of the $100 million (with a sub-limit of $15 million in letters of credit).  Borrowings of $67 million under the Interim DIP Order were used to satisfy the A/R Facility and pay certain related fees and expenses and for working capital purposes.  The undrawn available balance under the DIP Facility of approximately $20 million as of March 4, 2003 was available for working capital purposes. The obligations under the DIP Facility have been granted superpriority claim status in the Chapter 11 Cases and are collateralized by first liens on substantially all of the Debtors’ assets subject to a $1.75 million carve out for professional and certain other fees and expenses.

Under the DIP Facility, the Debtors are required to and have made adequate protection payments to the Existing Lenders, consisting of the Debtors’ $58.1 million 2002 federal tax refund and monthly payments which commenced on April 1, 2003, in an amount not to exceed $1.5 million per month.  The monthly adequate protection payments are payable only if the Debtors meet certain EBITDA thresholds and maintain certain borrowing/liquidity levels.  The Debtors paid monthly adequate protection payments of $1.0 million on April 1, 2003, May 1, 2003 and June 1, 2003.  On April 18, 2003, the Committee filed an objection to entry of an order approving the DIP Facility on a final basis (the “Final DIP Order”), which as discussed in more detail in Section III.H of this Disclosure Statement, was overruled by the Bankruptcy Court after an evidentiary hearing.

G.                                    The Key Employee Retention Motion

Following the Petition Date, in an effort to retain key personnel critical to a successful reorganization, the Debtors filed a motion seeking approval of the implementation of a key employee retention plan and related programs (the “KERP Motion”).  Among the Debtors’ proposed programs were a (1) Key Employee Retention Plan (the “KERP”), (2) Cash Incentive Bonus Pool Plan (the “CIBP”), (3) Change in Control Severance Pay Plan (the “CIC Plan”), (4) Deferred Compensation Plan (the “Deferred Compensation Plan”) and (5) Severance Pay Plan (the “Severance Plan”).

The KERP provides 26 participants with the right to receive a stay bonus based on a specified percentage (ranging from 65% to 112% for four participants and ranging from 35% to 75% for the other 22 participants) of the participant’s base salary.  Payments will generally be made in three installments: the first installment equal to 25% of the stay bonus was made on May 1, 2003, the second installment equal to 37.5% of the stay bonus will be made on the earlier of the Effective Date of the Plan or September 4, 2003, and the final installment equal to 37.5% of the stay bonus will be made on the six month anniversary of the Effective Date of the Plan.  Three participants may also be entitled to an incentive bonus, generally payable in a single installment following the Effective Date of the Plan, based upon a specified percentage (ranging from 0% to 42%) of the participant’s base salary and the achievement of specified “liquidity” targets.  Certain employees (except for four individual participants) may also be entitled to receive a discretionary bonus.  The maximum potential cost of the KERP is $3.20 million.

The CIBP provides 125 employees not participating in the KERP with the right to receive an annual incentive bonus (similar in dollar amount and term with the Debtors’ pre-petition annual cash incentive compensation plan), generally payable in a single installment on or about January 1, 2004, based on a specified percentage (ranging from 10% to 38%) of the participant’s base salary.  The maximum potential cost of the CIBP is $2.4 million.

In addition, the Debtors developed the Severance Plan to replace the Debtors’ existing pre-petition broad-based severance plan.  The Severance Plan provides approximately 1,000 employees with the right to receive a severance benefit based on a specified percentage (ranging from 25% to 150%) of the participant’s base salary in the event that the participant’s employment is terminated by the Debtors without “cause.”  As a result of negotiations between the Debtors and their post-petition secured lenders under the DIP Facility, the Debtors modified the Severance Plan originally proposed under the KERP Motion to reduce the maximum potential cost of severance benefits thereunder to approximately $11.1 million, from the originally proposed maximum potential cost of $27.6 million.  On April 18, 2003, the Committee filed an objection to the Severance Plan which was withdrawn in connection with a settlement negotiated between the Debtors and the Committee that resulted in a further reduction to severance payments to certain individual participants under certain circumstances, as discussed in more detail in Section III.H of this Disclosure Statement.

The CIC Plan provides seven employees with the right to receive a severance benefit, in lieu of any severance benefits otherwise payable under the Severance Plan, based on a specified percentage (ranging from 100% to 220%) of the participant’s base salary and target performance bonus in the event that the participant’s employment is terminated by the Debtors without

“cause” or by the participant for “good reason” during the period commencing on a “change in control” (which does not include Confirmation of the Plan) and ending on the first anniversary thereof.  Participants may also be entitled to additional payments if the participant becomes entitled to payments and/or benefits which would constitute “excess parachute payments” under the Internal Revenue Code.  The maximum potential cost of severance benefits under the CIC Plan is $4.34 million, $2.28 million more than the severance benefits that would otherwise have been payable to these employees under the Severance Plan.

The Deferred Compensation Plan replaces the Pre-Petition Deferred Compensation Plan for seven active employees and one former employee now employed with an affiliated company in which the Debtors have a material equity ownership interest.  Under the Deferred Compensation Plan, these eight participants are entitled to receive, generally upon the termination of their employment, the amount of such participants’ pre-petition deferrals under the Pre-Petition Deferred Compensation Plan, plus interest accruing on and after the effective date of the Deferred Compensation Plan.  The amounts credited under the Deferred Compensation Plan do not include pre-petition employer matching contributions made by Essex Group or pre-petition interest (credited under the Pre-Petition Deferred Compensation Plan).  The aggregate account balances payable under the Deferred Compensation Plan will be approximately $605,000, which consists of the total amount of the eight participants’ deferrals under the Pre-Petition Deferred Compensation Plan.  The aggregate amount of pre-petition employer matching contributions and pre-petition interest forfeited by these eight participants in the Deferred Compensation Plan is approximately $635,000.  The aggregate amount of pre-petition deferrals, employer matching contributions and credited interest under the Pre-Petition Deferred Compensation Plan of former employees who are not participating in the Deferred Compensation Plan is approximately $1.29 million.

H.                                    The Committee’s Objections to the Final DIP Order, the Amended Shipping Order and the Severance Plan; the Committee’s Motion to Reconsider the Essential Trade Order

(1)                                          The Committee’s Objection to Entry of the Final DIP Order

On April 18, 2003, the Committee filed an objection to entry of the Final DIP Order (the “DIP Objection”).  The DIP Objection primarily asserted that the adequate protection payments proposed under the DIP Facility to the Existing Lenders, which included the Debtors’ 2002 federal tax refund of approximately $58.1 million and monthly cash payments of up to $1.5 million, were excessive and unwarranted because there was no diminution in the value of the Existing Lenders’ collateral.  The Committee also asserted that the fees in connection with securing the DIP Facility were unreasonable and that the Debtors did not adequately solicit alternative proposals from other potential lenders.

In connection with the DIP Objection, the Committee served discovery requests and deposition notices, which the Debtors and other parties responded to on an expedited basis, while preparing for an evidentiary hearing on final approval of the DIP Facility.  On May 9, 2003, the Debtors filed a response to the DIP Objection and on May 15, 2003, the Bankruptcy Court conducted an evidentiary hearing on the DIP Objection.  On May 16, 2003, the Bankruptcy Court entered the Final DIP Order approving the DIP Facility and overruled the DIP

Objection.  As of July 2, 2003, the undrawn availability under the DIP Facility of approximately $46.5 million was available for working capital purposes.

(2)                                  The Committee’s Objection to Entry of the Amended Shipping Order and the Committee’s Reconsideration Motion

On April 17, 2003, the Committee filed a motion pursuant to Rule 60(b) of the Federal Rules of Civil Procedure seeking reconsideration of the Essential Trade Order.  In the Reconsideration Motion, the Committee asserted that a sufficient showing was not made for the entry of the Essential Trade Order.  On April 18, 2003, the Committee also filed an objection to entry of the Amended Shipping Order (the “Shipping Objection”) on essentially the same grounds.

Subsequent to the Committee filing the Reconsideration Motion and the Shipping Objection, it made several requests for discovery, including document requests and depositions of certain of the Debtors’ employees, professionals and customers.  Throughout this discovery period, the Debtors were in constant communication with the Committee in an effort to resolve these matters.  As a result of those efforts, the parties achieved a negotiated resolution of the Reconsideration Motion and the Shipping Objection, thereby avoiding further litigation respecting these matters.  The resolution provided for a withdrawal of the Shipping Objection and the Reconsideration Motion in exchange for providing the Committee with the right to consent (which consent could not be unreasonably withheld) to payments made pursuant to the Essential Trade Order if such payments exceeded $13.6 million.  Stipulated Orders respecting these matters were entered by the Bankruptcy Court on May 15, 2003.

(3)                                          The Committee’s Objection to the Severance Plan

Although the Debtors attempted to coordinate with their senior secured lenders and the Committee with the goal of developing a fully consensual KERP Motion (and ultimately accomplished that goal with their senior secured lenders), on April 18, 2003, the Committee filed an objection to the approval of the Severance Plan (the “Severance Objection”).  In connection with the Severance Objection, the Committee made discovery demands including requests for depositions and documents from the Debtors and other parties.

During the discovery period, the Debtors held ongoing negotiations with the Committee respecting the Severance Objection.  As a result of these efforts, the Debtors achieved a negotiated resolution of the matter that avoided further litigation but still permitted the Debtors to implement an adequate severance program.  The resolution involved a withdrawal of the Severance Objection in exchange for a modification to the Severance Plan providing that (a) employees in the first tier of the Severance Plan would credit 35% of received and/or earned but unpaid stay bonuses against any payments due under the Severance Plan, provided that such severance payments became due prior to the Effective Date of the Plan and (b) employees in the second tier of the Severance Plan would credit 25% of received and/or earned but unpaid stay bonuses against any payments due under the Severance Plan, provided that such severance payments became due prior to the Effective Date of the Plan.  A stipulated Order respecting the settlement was entered by the Bankruptcy Court on May 15, 2003.

I.                                         Extensions of Time to Assume or Reject Leases

Pursuant to Section 365(d)(4) of the Bankruptcy Code, the Debtors were required to assume or reject their nonresidential real property leases within 60 days of the filing their Chapter 11 Cases absent an extension of such time period by the Bankruptcy Court.  By Order dated June 2, 2003, the Bankruptcy Court extended the time within which the Debtors may assume or reject their nonresidential real property leases through and including August 29, 2003.

J.                                      Claims Process and Bar Date

On May 2, 2003 and May 4, 2003, the Debtors filed their Schedules of Assets and Liabilities (the “Schedules”) and Statements of Financial Affairs.  On July 18, 2003, the Debtors filed certain amendments to the Schedules.

On June 6, 2003, pursuant to Sections 501 and 1111(a) of the Bankruptcy Code and Bankruptcy Rules 2002(a), 3003(c)(3) and 5005(a), the Debtors filed a motion (the “Bar Date Motion”) with the Bankruptcy Court seeking to establish August 25, 2003, as the deadline by which creditors must file proofs of claim on account of all claims against the Debtors arising (or deemed to arise) prior to the Petition Date in the Chapter 11 Cases and September 5, 2003, as the deadline by which any governmental unit must file such Claims.  On June 25, 2003, the Bankruptcy Court entered an order approving the Bar Date Motion and fixing the Bar Dates as described above.

IV.                                OVERVIEW OF THE PLAN

A.                                    General

The following is a summary intended as a brief overview of the Plan and is qualified in its entirety by reference to the full text of the Plan, a copy of which is annexed hereto as Exhibit A.  HOLDERS OF CLAIMS AND EQUITY INTERESTS ARE RESPECTFULLY REFERRED TO THE RELEVANT PROVISIONS OF THE BANKRUPTCY CODE AND ARE ENCOURAGED TO REVIEW THE PLAN AND THIS DISCLOSURE STATEMENT WITH THEIR COUNSEL AND OTHER ADVISORS.

In general, a Chapter 11 plan of reorganization must (1) divide claims and equity interests into separate categories and classes, (2) specify the treatment that each category and class is to receive under such plan and (3) contain other provisions necessary to implement the reorganization of a debtor.  A Chapter 11 plan may specify that the legal, equitable, and contractual rights of the holders of claims or equity interests in certain classes are to remain unchanged by the reorganization effectuated by the plan.  Such classes are referred to as “unimpaired” and, because of such favorable treatment, are deemed to vote to accept the plan.  Accordingly, it is not necessary to solicit votes from holders of claims or equity interests in such “unimpaired” classes.  Pursuant to Section 1124(1) of the Bankruptcy Code, a class of claims or equity interests is “impaired,” and entitled to vote on a plan, unless the plan “leaves unaltered the legal, equitable, and contractual rights to which such claim or interest entitles the holder of such claim or interest.”  See 11 U.S.C. § 1124(1).

The Debtors believe that (1) under the Plan, holders of Impaired Claims will obtain a greater recovery than they would otherwise obtain if the assets of the Debtors were liquidated under Chapter 7 of the Bankruptcy Code and (2) the Plan will enable the Debtors and their operations to emerge from Chapter 11 as a viable and competitive enterprise.

B.                                    Classification of Claims and Equity Interests

Section 1122 of the Bankruptcy Code provides that a plan of reorganization shall classify the claims and equity interests of a debtor’s creditors and equity interest holders.  In compliance with Section 1122 of the Bankruptcy Code, the Plan divides the holders of Claims and Equity Interests into two categories and twelve Classes, and sets forth the treatment offered to each Class.  These Classes take into account the differing nature and priority of the Claims against the Debtors.  Section 101(5) of the Bankruptcy Code defines “Claim” as a “right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured” or a “right to an equitable remedy for breach of performance if such breach gives rise to a right to payment whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.”  See 11 U.S.C. § 101(5).  A “Claim” against a debtor also includes a claim against property of such debtor, as provided in Section 102(2) of the Bankruptcy Code.  See 11 U.S.C. § 102(2).  An “Equity Interest” is an equity interest in a debtor.

For the holder of a claim to participate in a plan of reorganization and receive the treatment offered to the class in which it is classified, its claim must be “Allowed.”  Under the Plan, an Allowed Claim is defined as any Claim or portion thereof against any Debtor, (1) proof of which was filed within the applicable period of limitation fixed by the Bankruptcy Court in accordance with Bankruptcy Rule 3003(c)(3) and as to which (a) no objection to the allowance thereof, or action to equitably subordinate or otherwise limit recovery with respect thereto, has been interposed within the applicable period of limitation fixed by the Plan, the Bankruptcy Code, the Bankruptcy Rules or a Final Order or (b) if an objection has been interposed, then only to the extent such Claim has been allowed (whether in whole or in part) by a Final Order, (2) which, if no proof of claim has been so filed, has been listed by a Debtor in its Schedules as other than disputed, contingent or unliquidated and as to which (a) no objection to the allowance thereof, or action to equitably subordinate or otherwise limit recovery with respect thereto, has been interposed within the applicable period of limitation fixed by the Plan, the Bankruptcy Code, the Bankruptcy Rules or a Final Order or (b) if an objection to the allowance thereof, or action to equitably subordinate or otherwise limit recovery with respect thereto has been interposed, then only to the extent such Claim has been settled, waived, withdrawn or decided by a Final Order, (3) which Claim arises from the recovery of property under Section 550 or 553 of the Bankruptcy Code and is allowed in accordance with Section 502(h) of the Bankruptcy Code, (4) which Claim is allowed under the Plan or (5) which Claim is allowed by a Final Order.

C.                                    Treatment of Claims and Equity Interests Under the Plan

The Plan segregates the various Claims against, and Equity Interests in, the Debtors into Administrative Claims, Priority Tax Claims, Class S-1, consisting of Secured Tax Claims, Class

S-2, consisting of Other Secured Claims, Class P-1, consisting of Priority Wage Claims, Class S-3, consisting of Existing Lender Claims, Class U-1, consisting of Intercompany Claims, Class U-2A, consisting of Personal Injury Claims, Class U-2B, consisting of General Unsecured Claims, Class U-3, consisting of Senior Subordinated Note Claims, Class U-4, consisting of Trust Debenture Claims, Class U-5, consisting of Alpine Claims, Class E-1, consisting of Equity Interests in Superior and Class E-2, consisting of Equity Interests in Subsidiaries.  Under the Plan, Claims in Classes S-1, S-2 and P-1 are not Impaired, and Claims in Classes S-3, U-1, U-2A, U-2B, U-3, U-4, U-5, E-1 and E-2 are Impaired.

THE DEBTORS BELIEVE THAT THE TREATMENT ACCORDED TO THE IMPAIRED CLASSES OF CLAIMS UNDER THE PLAN REPRESENTS THE BEST TREATMENT THAT CAN BE PROVIDED TO SUCH CLASSES UNDER THE CIRCUMSTANCES.  SET FORTH BELOW IS A SUMMARY OF THE PLAN’S TREATMENT OF THE VARIOUS CATEGORIES AND CLASSES OF CLAIMS AND EQUITY INTERESTS.  THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF THE PLAN.  IN THE EVENT OF AN INCONSISTENCY BETWEEN THE PLAN AND THE DESCRIPTIONS CONTAINED IN THIS DISCLOSURE STATEMENT, THE TERMS OF THE PLAN SHALL GOVERN.  THE PLAN IS COMPLICATED AND SUBSTANTIAL.  TIME SHOULD BE ALLOWED FOR ITS ANALYSIS AND CONSULTATION WITH A LEGAL AND/OR FINANCIAL ADVISOR IS RECOMMENDED AND SHOULD BE CONSIDERED.

(1)                                          Unclassified Categories of Claims.

(a)                               Category 1 — Administrative Claims

Administrative Claims are Claims for costs and expenses under Section 503(b), 507(a)(1) or 507(b) of the Bankruptcy Code, including (i) the actual and necessary costs and expenses incurred after the Petition Date of preserving the Estates and operating the businesses of the Debtors, (ii) compensation for services and reimbursement of expenses under Sections 330(a) or 331 of the Bankruptcy Code, (iii) compensation or reimbursement of expenses arising during the period from and after the Petition Date and prior to the Effective Date or otherwise in accordance with the Plan, (iv) all fees and charges assessed against the Estates under 28 U.S.C. §§ 1911, 1930 and (v) all obligations outstanding on the Effective Date under the DIP Facility.  Under the Plan, all Allowed Administrative Claims (including, without limitation, all Professional Fees of Professionals pursuant to Section 327, 328, 329, 330, 331, 503(b)(4) or 1103 of the Bankruptcy Code) will be paid in full, in Cash, on or as soon as reasonably practicable after the later of (i) the Effective Date, (ii) the date such Administrative Claim becomes Allowed and (iii) the date such Administrative Claim becomes due pursuant to its terms.  An Allowed Administrative Claim representing obligations incurred in the ordinary course of business will be paid in full or performed by the Debtors or the Reorganized Debtors, as the case may be, in accordance with its terms and conditions, in the ordinary course of business.  In addition, an Allowed Administrative Claim may be paid on such other terms and conditions as are agreed to between the Debtors or the Reorganized Debtors, as the case may be, and the Holder of such Allowed Administrative Claim.  The obligations outstanding on the Effective Date under the DIP Facility will be paid in full in Cash from the proceeds of the Exit

Facility on the Effective Date and the DIP Facility will be terminated; provided that any obligations comprised of outstanding and undrawn letters of credit shall be satisfied, at the sole discretion of the Reorganized Debtors, by one (or any combination) of the following (i) the surrender of any such undrawn letters of credit to the issuers thereof, (ii) the cash collateralization of such letters of credit in an amount equal to 105% of the aggregate face amount of all such letters of credit or (iii) the implementation of other arrangements with respect to such letters of credit as may be acceptable to the Reorganized Debtors and the issuers of such letters of credit.  Letters of credit issued under the DIP Facility will be replaced by new letters of credit to be issued on the Effective Date under the Exit Facility.

All final applications for Professional Fees for services rendered in connection with the Chapter 11 Cases prior to and including the Confirmation Date must be filed with the Bankruptcy Court not later than thirty days after the Effective Date.  All reasonable fees for services rendered in connection with the Chapter 11 Cases and the Plan after the Confirmation Date will be paid by the Reorganized Debtors without further Bankruptcy Court authorization.

Pursuant to Sections 503(a) and 503(b) of the Bankruptcy Code and Bankruptcy Rule 3003(c), and except to the extent that another Bar Date applies, the Plan provides that each Person or Entity that asserts an Administrative Claim against one or more of the Debtors must file a request for payment of such Administrative Claim so as to be received not later than thirty (30) days after the Confirmation Date (the “Administrative Claim Bar Date”).  The following Persons or Entities are not required to file an Administrative Claim by the Administrative Claim Bar Date (i) any Person or Entity that has already filed an Administrative Claim against the Debtors, (ii) Holders of Administrative Claims previously Allowed by Final Order of the Bankruptcy Court or otherwise defined in the Plan, (iii) any Person or Entity seeking allowance of Professional Fees of Professionals, (iv) Holders of any Administrative Claim that arises and is due and payable in the ordinary course of the Debtors’ businesses, except with respect to those Administrative Claims that remain outstanding and unpaid by the Debtors beyond ordinary business terms or prior course of business dealings and (v) the DIP Lenders and the DIP Agent.

(b)                              Category 2 - Priority Tax Claims

Priority Tax Claims are Claims of a governmental unit entitled to priority under Sections 502(i) and 507(a)(8) of the Bankruptcy Code.  Each Allowed Priority Tax Claim will be paid in full.  At the election of the Debtors, such payment will be made (i) in accordance with Section 1129(a)(9)(C) of the Bankruptcy Code, in Cash, in up to twenty-four equal quarterly installments (and in such event, interest shall be paid on the unpaid portion of such Allowed Priority Tax Claim at a rate to be agreed to by the Debtors and the appropriate governmental unit, or if they are unable to agree, as determined by the Bankruptcy Court), commencing on (A) the Effective Date, (B) the date upon which there is a Final Order allowing such Allowed Priority Tax Claim, (C) the date such Allowed Priority Tax Claim would have been due and payable if the Chapter 11 Cases had not been commenced or (D) as may be agreed upon between the Holder of such Allowed Priority Tax Claim and the Debtors or (ii) in Cash on (A) the Effective Date, (B) the date upon which there is a Final Order allowing such Allowed Priority Tax Claim, (C) the date such Allowed Priority Tax Claim would have been due and payable if the Chapter 11 Cases had not been commenced or (D) as may be agreed upon between the Holder of such Allowed Priority Tax Claim and the Debtors.  In the event an Allowed Priority Tax Claim may also be classified as an Allowed Secured Tax Claim or an Allowed Other Secured Claim, the Debtors may, at their option, elect to treat such Allowed Priority Tax Claim as an Allowed Secured Tax Claim or an Allowed Other Secured Claim.

(2)                                          Unimpaired Classes of Claims.

A Chapter 11 plan may specify that the legal, equitable and contractual rights of the holders of claims or equity interests in certain classes are to remain unchanged by the reorganization effectuated by the plan.  Such classes are referred to as “unimpaired” and, because of such favorable treatment, are deemed to vote to accept the plan.  Accordingly, it is not necessary to solicit votes from holders of claims or equity interests in such “unimpaired” classes.  Under the Plan, Secured Tax Claims (Class S-1), Other Secured Claims (Class S-2) and Priority Wage Claims (Class P-1) are not Impaired and therefore are deemed to accept the Plan.

(a)                               CLASS S-1 — SECURED TAX CLAIMS

Class S-1 Secured Tax Claims are not Impaired under the Plan. Consequently, each Holder of an Allowed Secured Tax Claim is conclusively presumed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code and is not entitled to vote to accept or reject the Plan.  The legal, equitable and contractual rights of the Holders of Allowed Secured Tax Claims against the Debtors are unaltered by the Plan.  Unless the Holder of such Claim and the Debtors agree to a different treatment with respect to each Holder of a Secured Tax Claim, the Reorganized Debtors will, at their election, either (i) pay the Allowed amount of such Claim in full on the later of the Effective Date or the date such Secured Tax Claim becomes an Allowed Claim by Final Order, (ii) return the collateral to the secured creditor with respect to such Claim, (iii) reinstate the Claim in accordance with the provisions of Section 1124(2) of the Bankruptcy Code, (iv) pay such Claim in the ordinary course of business or (v) otherwise treat such Claim in a manner that will render such Claim Unimpaired pursuant to Section 1124 of the Bankruptcy Code.  Any default with respect to any Secured Tax Claim that existed immediately prior to the filing of the Chapter 11 Cases will be deemed cured upon the Effective Date.

(b)                              CLASS S-2 — OTHER SECURED CLAIMS

Class S-2 Other Secured Claims are not Impaired under the Plan. Consequently, each Holder of an Other Secured Claim is conclusively presumed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code and is not entitled to vote to accept or reject the Plan.  The legal, equitable and contractual rights of the Holders of Other Secured Claims against the Debtors are unaltered by the Plan.  Unless the Holder of such Claim and the Debtors agree to a different treatment, with respect to each Holder of an Other Secured Claim, the Reorganized Debtors will, at their election, either (i) pay the Allowed amount of such Claim in full on the later of the Effective Date or the date such Other Secured Claim becomes an Allowed Claim by Final Order, (ii) return the collateral to the secured creditor with respect to such Claim, (iii) reinstate the Claim in accordance with the provisions of Section 1124(2) of the Bankruptcy Code, (iv) pay such Claim in the ordinary course of business or (v) otherwise treat such Claim in a manner that will render such Claim Unimpaired pursuant to Section 1124 of the

Bankruptcy Code.  Any default with respect to any Other Secured Claim that existed immediately prior to the filing of the Chapter 11 Cases will be deemed cured upon the Effective Date.

(c)                               CLASS P-1 — PRIORITY WAGE CLAIMS

Class P-1 Priority Wage Claims are not Impaired under the Plan.  The Holders of Priority Wage Claims are conclusively presumed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code and are not entitled to vote to accept or reject the Plan.  The legal, equitable and contractual rights of the Holders of Priority Wage Claims against the Debtors are unaltered by the Plan.  Unless the Holder of such Claim and the Debtors agree to a different treatment, (i) each Holder of a Priority Wage Claim due and owing on the Effective Date will be paid in full in Cash by the Reorganized Debtors on the later of the Effective Date or the date such Priority Wage Claim becomes an Allowed Claim by Final Order, (ii) to the extent such Claim is not due and owing on the Effective Date, such Claim will be paid in full in Cash by the Reorganized Debtors on the later of the date on which such Claim becomes due and owing in the ordinary course of business (and in accordance with the terms and conditions of any agreements thereto) or the date such Claim becomes an Allowed Claim by Final Order or (iii) such Claim otherwise will be treated in a manner that will render such Claim Unimpaired pursuant to Section 1124 of the Bankruptcy Code.  Any default with respect to any Priority Wage Claim that existed immediately prior to the filing of the Chapter 11 Cases will be deemed cured upon the Effective Date.

(3)                                          Impaired Classes of Claims.

Pursuant to Section 1124 of the Bankruptcy Code, a class of claims or equity interests is Impaired unless the legal, equitable and contractual rights of the holders of claims or equity interests in such class are not modified or altered.  Holders of allowed claims and equity interests in Impaired classes that receive or retain property under a plan of reorganization are entitled to vote on such plan.  Under the Plan, Existing Lender Claims in Class S-3, Intercompany Claims in Class U-1, Personal Injury Claims in Class U2-A, General Unsecured Claims in Class U-2B, Senior Subordinated Note Claims in Class U-3 and Equity Interests in Subsidiaries in Class E-2 are Impaired and the Holders of such Claims in such Classes are entitled to vote to accept or reject the Plan.(13)  Trust Debenture Claims in Class U-4, Alpine Claims in Class U-5 and Equity Interests in Superior in Class E-1 will not receive or retain anything under the Plan and are, therefore, deemed to have rejected the Plan.  Accordingly, the Holders of such Claims and Equity Interests in such Classes are not entitled to vote to accept or reject the Plan.

(13) Holders of Intercompany Claims in Class U-1 and Equity Interests in Subsidiaries in Class E-2 are co-proponents of the Plan.  The votes of such Holders therefore will not be solicited and such Holders will be deemed to have accepted the Plan.

(a)                               CLASS S-3 — EXISTING LENDER CLAIMS

Class S-3 Existing Lender Claims are Impaired under the Plan.  Consequently, each Holder of an Allowed Existing Lender Claim will be entitled to vote to accept or reject the Plan.  On the Effective Date, the Existing Lender Claims will be deemed Allowed in the aggregate amount of $890,026,479.46, plus accrued and unpaid interest and fees (if any) for the period up to, but not including, the Petition Date.

Unless the Holders of such Claims and the Debtors agree to a different treatment, the Holders of the Existing Lender Claims will receive or retain, in the aggregate, on the Effective Date, (or sooner, to the extent authorized by Final Order of the Bankruptcy Court), (i) 100% of the New Common Stock (subject to dilution as set forth in Section 5.6(b) of the Plan), (ii) 100% of the New Senior Notes, (iii) 100% of the New Subsidiary Preferred Stock, (iv) $58.1 million, consisting of the Debtors’ federal tax refund for the 2002 fiscal year and (v) the monthly adequate protection payments authorized in connection with approval of the DIP Facility.  Holders of such Claims shall waive any and all of their subordination rights with respect to the Holders of Senior Subordinated Note Claims only to the extent that such waiver is necessary to effectuate the treatment accorded to the Holders of Senior Subordinated Note Claims in the event that Class votes in favor of the Plan.  All Distributions of New Common Stock, New Senior Notes and New Subsidiary Preferred Stock issued to the Holders of Existing Lender Claims will be distributed Pro Rata to the Holders of such Claims.

Allowed Existing Lender Claims under the Plan are in excess of the liquidation value of the Debtors’ Estates.  Accordingly, no Holders of Claims in Classes junior to the Existing Lender Claims are entitled to any Distribution, absent the consent of the Existing Lenders.  In the event that Class S-3 votes to accept the Plan, the Existing Lenders shall have consented to the treatment accorded to Holders of Allowed Claims in Classes U-1, U-2B, U-3 and E-2.

(b)                              CLASS U-1 — INTERCOMPANY CLAIMS

Class U-1 Intercompany Claims are Impaired under the Plan.  The Holders of Allowed Intercompany Claims are all co-proponents of the Plan and, therefore, will be deemed to have accepted the Plan.

At the election of the Reorganized Debtors and the Holder of an Intercompany Claim held by a Debtor, such Intercompany Claim will be reinstated, released, contributed to capital or dividended.  Allowed Intercompany Claims held by non-Debtors will receive the same Pro Rata Distribution as General Unsecured Claims under the Plan provided, however, that any Distribution on account of Allowed Intercompany Claims of non-Debtors will not dilute the Pro Rata Distribution of $3,000,000 to the holders of General Unsecured Claims.

(c)                               CLASS U-2A — PERSONAL INJURY CLAIMS

Class U-2A Personal Injury Claims are Impaired under the Plan.  Consequently, each Holder of an Allowed Personal Injury Claim will be entitled to vote to accept or reject the Plan.

All Personal Injury Claims are Disputed Claims under the Plan.  All Holders of Allowed Personal Injury Claims will continue to be able to assert Claims under all applicable insurance policies, insurance coverage, and other similar arrangements.  Holders of Allowed Personal Injury Claims will receive no other Distribution under the Plan.  Notwithstanding anything contained in the Plan, each Personal Injury Claim will be Allowed in such amount as determined by Final Order of the court with jurisdiction over such Personal Injury Claims, or in any settlement reached with respect thereto and consented to by the applicable insurers or to the extent permitted by the Settlement Agreement and/or any applicable insurance policies, insurance coverage, or other similar arrangements.  Payments of Personal Injury Claims are subject to the Settlement Agreement and/or any applicable insurance policies, insurance coverage, and other similar arrangements.  It is the intention of the Debtors that nothing contained in the Plan shall amend, alter or modify the respective rights and obligations of the insurers, the Debtors or the Reorganized Debtors under the Settlement Agreement and/or any applicable insurance policies, insurance coverage, and other similar arrangements.

(d)                              CLASS U-2B - GENERAL UNSECURED CLAIMS

Class U-2B General Unsecured Claims are Impaired under the Plan.   Consequently, each Holder of an Allowed General Unsecured Claim will be entitled to vote to accept or reject the Plan.

Unless a Holder of such Claim and the Debtors agree to a different, less favorable treatment, the Holders of Allowed General Unsecured Claims will receive, on the later of (i) the date that their Claims are Allowed by Final Order and (ii) the Effective Date, a Cash payment equal to a Pro Rata share of $3,000,000.

(e)                               CLASS U-3 - SENIOR SUBORDINATED NOTE CLAIMS

Class U-3 Senior Subordinated Note Claims are Impaired under the Plan.  Consequently, each Holder of an Allowed Senior Subordinated Note Claim will be entitled to vote to accept or reject the Plan.

Unless a Holder of such Claim and the Debtors agree to a different treatment, and provided that at least two-thirds in amount and more than one-half in number of the voting Holders of Senior Subordinated Note Claims vote in favor of the Plan, the Holders of Allowed Senior Subordinated Note Claims will receive on the Effective Date their Pro Rata Distribution of the New Warrants to purchase up to 5% of the New Common Stock.  If the voting Holders of Senior Subordinated Note Claims who vote in favor of the Plan are not at least two-thirds in amount and more than one-half in number of those Holders voting, then the

Holders of Allowed Senior Subordinated Note Claims will receive no Distribution under the Plan.

(f)                                 CLASS U-4 - TRUST DEBENTURE CLAIMS

The legal, equitable and contractual rights of the Holders of the Trust Debenture Claims against the Debtors are Impaired by the Plan.  Holders of Trust Debenture Claims will not receive any Distribution under the Plan on account of their Claims.  Therefore, the Holders of Trust Debenture Claims are deemed to have rejected the Plan pursuant to Section 1126(g) of the Bankruptcy Code and are not entitled to vote to accept or reject the Plan.

(g)                              CLASS U-5 – ALPINE CLAIMS

The legal, equitable and contractual rights of the Holders of the Alpine Claims against the Debtors are Impaired by the Plan.  Holders of Alpine Claims will not receive any Distribution under the Plan.  Therefore, the Holders of Alpine Claims are deemed to have rejected the Plan pursuant to Section 1126(g) of the Bankruptcy Code and are not entitled to vote to accept or reject the Plan.

(h)                              CLASS E-1 – EQUITY INTERESTS IN SUPERIOR

The legal, equitable and contractual rights of the Holders of the Equity Interests in Superior are Impaired by the Plan.  Holders of Equity Interests in Superior will not receive any Distribution under the Plan.  Therefore, the Holders of Equity Interests in Superior are deemed to have rejected the Plan pursuant to Section 1126(g) of the Bankruptcy Code and are not entitled to vote to accept or reject the Plan.

(i)                                  CLASS E-2 – EQUITY INTERESTS IN SUBSIDIARIES

The legal, equitable and contractual rights of the Holders of the Equity Interests in Subsidiaries are Impaired by the Plan.  The Holders of Allowed Equity Interests in Subsidiaries are all co-proponents of the Plan and, therefore, will be deemed to have accepted the Plan.  At the option of the Reorganized Debtors and the Administrative Agent, each respective Equity Interest in a Subsidiary will be (i)  unaffected by the Plan, in which case the Debtor holding such Class E-2 Equity Interest will continue to hold such Equity Interest or (ii)  cancelled and 100% of the new equity in the applicable Subsidiary will be issued pursuant to the Plan to the New Parent, the New Subsidiary or the Subsidiary that holds such Class E-2 Equity Interest.

D.                                    Description of Means of Execution and Transactions to Be Implemented in Connection with the Plan

(1)                                          Exit Facility and Sources of Cash for Plan Distribution

(a)                               In order to fund the Reorganized Debtors’ working capital requirements and the payment of amounts required under the Plan to be paid in Cash including the repayment of all outstanding obligations under DIP Facility, the Reorganized Debtors will obtain the Exit Facility, substantially on the terms and conditions set forth in the term sheet annexed to the Plan as Exhibit A.  The Exit Facility is comprised of a senior secured revolving credit facility of $120 million with a $25 million sublimit for letters of credit and a $20 million sublimit for swingline loans.  Reorganized STI-LLC will constitute the borrower under the Exit Facility (the “Borrower”).(14)  The obligations under the Exit Facility will be (i) guaranteed by the remaining Debtors, the New Parent and the New Subsidiary (collectively, the “Exit Facility Guarantors”) and (ii) secured by (A) a first priority, perfected security interest in and a lien upon substantially all tangible and intangible assets of the Borrower and the Exit Facility Guarantors, whether now owned or hereafter acquired, (B) a pledge of the stock of the domestic subsidiaries and (C) a pledge of 65% of the stock of any foreign subsidiaries so as not to cause any material adverse tax implications to the Borrower or the Exit Facility Guarantors.  The final maturity date of the Exit Facility is four years from the closing date of the Exit Facility.

Availability under the Exit Facility will be subject to a Borrowing Base.  The Borrowing Base will be equal to the lesser of (i) the $120 million commitment minus outstanding letters of credit under the letter of credit sublimit or (ii) the sum of, up to a specified percentage of eligible accounts receivable, plus the lesser of up to a specified percentage of eligible inventory or up to a specified percentage of the net orderly liquidation value of inventory, minus letters of credit outstanding under the letter of credit sublimit.  Interest will accrue on the outstanding principal balance at the Borrower’s election based on certain interest spread rates in excess of either LIBOR or the Base Rate.  The Exit Facility also provides for the payment of certain fees which may include, among others (i) an unused line fee, (ii) letter of credit fees including, but not limited to, per annum fees on the face amount of each letter of credit, fronting fees payable at the issuance and each anniversary date of letters of credit and other reasonable fees or expenses in connection with amendments, extensions or other modifications to a letter of credit, (iii) an underwriting fee, (iv) a structuring fee, (v) an agent’s fee and (vi) a prepayment fee, in the event that the Borrower terminates all or a portion of the Exit Facility during a certain time prior to its maturity.  The Exit Facility is also subject to certain terms and conditions usual and customary for transactions of this nature including, without limitation, certain financial covenants, financial reporting requirements, events of default and representations and warranties.

(14) At the option of the Reorganized Debtors, Reorganized Essex Group may also constitute a Borrower under the Exit Facility.

(b)                              All Cash necessary for the Reorganized Debtors to make payments pursuant to the Plan will be obtained from existing Cash, the operations of the Debtors or Reorganized Debtors, or post-Effective Date borrowings and/or financing, including the Exit Facility.  The Reorganized Debtors may also make such payments using Cash received from their direct or indirect subsidiaries through the Reorganized Debtors’ consolidated cash management system and from advances or dividends from such subsidiaries in the ordinary course.

(2)                                          Effective Date Transactions; Post-Effective Date Transactions

(a)                               The Plan provides that on the Effective Date, the following transactions (collectively, the “Effective Date Transactions”) will occur in the following order:

(i)                                     New Parent will be organized.

(ii)                                  New Subsidiary will be organized as a new wholly-owned subsidiary of New Parent and New Parent will contribute the New Common Stock and the New Warrants to New Subsidiary in exchange for the common stock of New Subsidiary.

(iii)                               STI will be converted into a limited liability company (“STI-LLC”).

(iv)                              Superior will sell all of the membership interests in STI-LLC to New Subsidiary in exchange for the New Common Stock, the New Warrants, the New Subsidiary Preferred Stock and the New Senior Notes (which will be issued by STI-LLC), in each case, at the fair market value thereof.

(v)                                 Superior will distribute the New Common Stock, the New Subsidiary Preferred Stock and the New Senior Notes to the Holders of Existing Lender Claims and the New Warrants to the Holders of Senior Subordinated Note Claims.

(vi)                              Superior and New Subsidiary will elect, pursuant to Section 338(h)(10) of the Internal Revenue Code, to treat certain subsidiaries of STI as having sold their assets to a new subsidiary of New Subsidiary.

(vii)                           Superior will be dissolved.

(b)                              The Plan further provides that on or after the Effective Date, the applicable Reorganized Debtors may enter into such transactions and may take such actions as may be necessary or appropriate to effect a corporate restructuring of their respective businesses, to otherwise simplify the overall corporate structure of the Reorganized Debtors or to reincorporate certain of the Debtors under the laws of jurisdictions other than the laws of which the applicable Debtors are presently incorporated.  Such restructurings may include one or more mergers, consolidations, restructures, dispositions, liquidations or dissolutions, as may be determined by the Debtors or the Reorganized Debtors to be necessary or appropriate.  The actions to effectuate these transactions may include (i) the execution and delivery of appropriate agreements or other documents of merger, consolidation, restructuring, disposition, liquidation or dissolution containing terms that are consistent with the terms of the Plan and that satisfy the application requirements of applicable state law and such other terms to which the applicable entities may agree, (ii) the execution and delivery of appropriate instruments of transfer, assignment, assumption or delegation of any asset, property, right, liability, duty or obligation on terms consistent with the terms of the Plan and having such other terms to which the applicable entities may agree, (iii) the filing of appropriate certificates or articles of merger, consolidation or dissolution pursuant to applicable state law and (iv) all other actions that the applicable entities determine to be necessary or appropriate, including making filings or recordings that may be required by applicable state law in connection with such transactions.

(3)                                  Dissolution of Certain Debtors, Continued Corporate Existence and Vesting of Assets in Surviving Reorganized Debtors

(a)                               The Plan provides that on the Effective Date, each of Superior and any other entities determined by the Debtors or Reorganized Debtors will be deemed dissolved and will have no continuing corporate existence, subject only to each such Debtor’s imposed obligations under the Plan to satisfy Allowed Claims.  With respect to each such Debtor, upon either (i) the final payment and satisfaction of the last of such Plan imposed obligations or (ii) the assumption of the last of such Plan imposed obligations by another Debtor or a Reorganized Debtor, such Debtor (A) will be deemed to have been discharged as of the Effective Date and immediately thereafter deemed to have dissolved for all purposes and withdrawn its business operations from any state or country in which it was previously conducting, or is registered or licensed to conduct, its business operations, and will not be required to file any document, pay any sum or take any other action in order to effectuate such dissolution and withdrawal, (B) will be deemed to have had all of its Equity Interests cancelled pursuant to the Plan and (C) will not be liable in any manner to any taxing authority for franchise, business, capital, license or similar taxes that otherwise would have accrued on or after the Effective Date, all without the necessity for any other or further actions to be taken on behalf of such Debtor; provided, however, that the Reorganized Debtors may, if they so elect, and any officer of a Reorganized Debtor will be an authorized signatory for such purpose, prepare and file all corporate resolutions, statements, notices, tax returns or certificates of dissolution in such Debtor’s jurisdiction of incorporation or organization or other jurisdiction.  The Reorganized Debtors and their directors and officers will not have or incur any liability for any actions taken or not taken under Section 5.3 of the Plan.

(b)                              Each surviving Debtor will, as a Reorganized Debtor, continue to exist after the Effective Date as a separate corporate entity, with all the powers of a corporation or limited liability company, as applicable, under the laws of the state in which such Debtor is currently organized, as applicable, and without prejudice to any right to alter or terminate such existence (whether by merger or otherwise) under such applicable state law.  Except as otherwise provided in the Plan, the Exit Facility or any agreement, instrument or indenture relating thereto, on or after the Effective Date, all property of each Estate and any property acquired by each of the Debtors under the Plan, shall vest in each respective Reorganized Debtor, free and clear of all Liens, Claims, charges or other encumbrances.  On and after the Effective Date, each Reorganized Debtor may operate its respective businesses and may use, acquire or dispose of property and compromise or settle any Claims or Equity Interests, without supervision or approval by the Bankruptcy Court and free and clear of any restrictions of the Bankruptcy Code or Bankruptcy Rules, other than those restrictions expressly imposed by the Plan or the Confirmation Order.  All Intercompany Claims shall be disposed of under Class U-1 of the Plan.

(c)                               Except as otherwise provided in the Plan or in any contract, instrument, release, indenture or other agreement entered into in connection with the Plan, in accordance with Section 1123(b)(3) of the Bankruptcy Code, any claims, rights and Retained Causes of Action that the respective Debtors may hold against any Entity, will vest in each respective Reorganized Debtor, and each respective Reorganized Debtor will retain and may exclusively enforce any and all such claims, rights or Retained Causes of Action, as appropriate, in accordance with the best interests of the Reorganized Debtor and the Holders of Allowed Claims entitled to Distributions under the Plan.  Each respective Reorganized Debtor will have the exclusive right, authority and discretion to institute, prosecute, abandon, settle or compromise any and all such claims, rights and Retained Causes of Action without the consent or approval of any third party and subject only to orders of the Bankruptcy Court.

(4)                                          New Parent Public Company and Registration Rights Agreement

The New Parent will be a public reporting company under the Securities Exchange Act of 1934, and the New Parent will file and have declared effective a registration statement on Form 10, or such other registration statement as may be applicable to the New Parent, as soon as reasonably practicable following the Effective Date.  On the Effective Date, the Registration Rights Agreement between the New Parent and certain Holders of New Common Stock (the terms of which are set forth in the term sheet annexed to the Plan as Exhibit D), will become effective and enforceable without need for signature or other action on behalf of New Parent or such Holders of New Common Stock  The Registration Rights Agreement will include certain provisions regarding demand registration and piggyback rights and will contain certain other customary provisions, including indemnification and termination provisions.  In addition, the New Parent will use its reasonable best efforts to obtain a listing for the New Common Stock on NASDAQ or other national exchange as soon as reasonably practicable following the effectiveness of the applicable registration statement.

(5)                                  Cancellation of All Debt and Equity Instruments

On the Effective Date, except to the extent provided otherwise in the Plan or the Confirmation Order, (a) all notes, instruments, certificates, guaranties and other documents of the Debtors evidencing any Secured Claims will be cancelled automatically and without further action will be deemed terminated, (b) the Senior Subordinated Notes will be cancelled automatically and without further action will be deemed terminated, (c) the Trust Debentures will be cancelled automatically and without further action will be deemed terminated, (d) the Alpine Notes will be cancelled automatically and without further action will be deemed terminated, (e) all Equity Interests in Superior will be cancelled automatically and without further action will be deemed terminated, (f) all Equity Interests in Subsidiaries will be cancelled automatically and without further action will be deemed terminated (except as otherwise provided in accordance with the provisions applicable to Class E-2 under the Plan) and (g) all options, warrants, conversion, privilege or other legal or contractual right to acquire any of the foregoing interests will be cancelled automatically and without further action will be deemed terminated.

(6)                                          New Senior Notes, New Common Stock and New Subsidiary Preferred Stock

(a)                               On the Effective Date, Reorganized STI-LLC will issue $145 million of New Senior Notes pursuant to the New Senior Note Indenture to the Holders of Existing Lender Claims, the terms of which are set forth in the term sheet annexed to the Plan as Exhibit B.  The New Senior Notes will bear interest at a rate of 9.5% payable semi-annually in Cash provided, however, that with respect to the first two interest payments, if the Reorganized Debtors do not meet certain EBITDA thresholds (as set forth in the New Senior Note Indenture), the Reorganized Debtors, at their option, may make those interests payments as follows (i) Cash interest at a rate of 4.75% and (ii) PIK interest notes (of the same tenor as the New Senior Notes, including the same maturity date), at the rate of 4.75%, provided that in the event that the Company elects to issue such PIK interest notes it shall pay a cash fee in an amount of 0.50% on the date of issuance.  All interest payments on the New Senior Notes following the first two payments will be paid in Cash.  The New Senior Notes will mature five years from the date of issuance.  The obligations under the New Senior Notes will be guaranteed by the New Parent, the New Subsidiary and all of Reorganized STI-LLC’s direct and indirect domestic subsidiaries (collectively, the “New Note Guarantors”) and secured by second priority liens on all of the assets of Reorganized STI-LLC and the New Note Guarantors.  The New Senior Notes will also contain covenants that are consistent with similar current high-yield secured debt issuances, including certain limitations on the Reorganized Debtors’ ability to (i) pay dividends, redeem capital stock or make certain other restricted payments, (ii) sell assets without offering to retire indebtedness with the net proceeds of such sale and (iii) engage in transactions with affiliates.

(b)                              On the Effective Date, the New Parent will issue 16.5 million shares of New Common Stock.  For purposes of the Plan, based upon the Debtors’ reorganization value and the pro forma capitalization of the New Parent, each share of New Common Stock will be deemed to have a value of $10.00 as of the Effective Date.  On the Effective Date, 100% of the New Common Stock will be issued to the Holders of the Existing Lender Claims subject to dilution from shares issued (i) upon the exercise of the options issued under the Stock Incentive Plan, and (ii) pursuant to the New Warrants to be issued to the Holders of Senior Subordinated Note Claims, provided that such Class votes in favor of the Plan, and (iii) as otherwise provided in the New Parent’s certificate of incorporation and/or by-laws.

(c)                               On the Effective Date, the New Subsidiary will issue 5,000,000 shares of New Subsidiary Preferred Stock, the terms of which are set forth on the term sheet annexed to the Plan as Exhibit E.  The New Subsidiary Preferred Stock will consist of Series A non-convertible preferred stock, with a par value of $1.00 per share.  The New Subsidiary Preferred Stock will be entitled to receive cumulative Cash dividends at a rate of 9.5% per annum per share, payable semi-annually; provided, however, if on any dividend payment date during the first year of issuance, STI-LLC issues PIK notes in lieu of Cash interest on the New

Senior Notes in accordance with the terms thereof, then New Subsidiary shall issue PIK dividends, in lieu of Cash dividends on the New Subsidiary Preferred Stock.  The New Subsidiary Preferred Stock will rank junior to all other classes of preferred stock of the New Subsidiary.  The New Subsidiary Preferred Stock will contain certain mandatory and optional redemption provisions, but will not be entitled to any voting rights unless otherwise required by applicable law.

(7)                                          New Warrants

On the Effective Date, the New Parent will issue the New Warrants to the Holders of Senior Subordinated Note Claims, the terms of which are set forth in the term sheet annexed to the Plan as Exhibit C.  The New Warrants will permit the Holders of Senior Subordinated Note Claims to purchase up to 5% of the New Common Stock.  The New Warrants will have a term of 2½ years from the date of issuance and a strike price of 150% of the midpoint range of equity value of the New Common Stock as set forth in the Plan.  In addition, the New Warrants will contain customary anti-dilution protections.

(8)                                          Effectiveness of Related Documents

All Plan Documents and/or any other agreement entered into or instrument issued or in connection with any of the foregoing or any other Plan Document will become effective and binding in accordance with their respective terms and conditions upon the parties thereto and will be deemed to become effective simultaneously without any further order of the Bankruptcy Court.

(9)                                          Release of Liens and Perfection of Liens

Except as otherwise provided in the Plan, the Exit Facility or in any contract, instrument or other agreement or document entered into in connection with the Consummation of the Plan (a) each Holder of (i) a Secured Claim, (ii) a Claim that is purportedly secured and/or (iii) a judgment, mechanics or similar Lien, will on or immediately before the Effective Date (A) turn over and release to the Reorganized Debtors any and all property of the Debtors that secures or purportedly secures such Claim as they pertain to the properties owned or leased by the Debtors or such Liens will automatically, and without further action by the Debtors or Reorganized Debtors, be deemed released and (B) execute such documents and instruments as the Reorganized Debtors reasonably request to evidence such Claim Holder’s release of such property or Lien and (b) on the Effective Date, all right, title and interest in any and all property of the Debtors’ Estates will be transferred to the Reorganized Debtors free and clear of all Claims, Liens and Interests including, without limitation, liens, escrows, charges, pledges, encumbrances and/or security interests of any kind.  Except as otherwise provided in the Plan or in any contract, instrument or other agreement or document entered into in connection with the Consummation of the Plan, no Distributions will be made to or on behalf of any Claim Holder unless and until such Holder complies with any outstanding demand that it executes and delivers to the Debtors or Reorganized Debtors such release of Liens or otherwise turns over and releases such Cash, pledge or other possessory Liens.  Any such Holder that fails to comply with such a demand to execute and deliver such release of Liens or otherwise turn over and release such

Cash, pledge or other possessory Lien within 120 days of such demand will, at the discretion of the Reorganized Debtors and upon motion to the Bankruptcy Court, be deemed to have no further Claim against the Debtors, the Reorganized Debtors or their assets or properties in respect of such Claim and will not participate in any Distribution provided by the Plan.  Notwithstanding the immediately preceding sentence, any such Holder of a Disputed Claim will not be required to execute and deliver such release until such time as the Claim is Allowed or Disallowed.

(10)                                    Corporate Governance, Directors and Officers and Corporate Action

(a)                               Certificates of Incorporation and By-Laws.  The Plan provides that on or as soon as reasonably practicable after the Effective Date, the certificate of incorporation, by-laws and other governing documents of each Debtor will be amended and/or restated as necessary to satisfy the provisions of the Plan and the Bankruptcy Code and will include, among other things, pursuant to Section 1123(a)(6) of the Bankruptcy Code, a provision prohibiting the issuance of non-voting equity securities, but only to the extent required by section 1123(a)(6) of the Bankruptcy Code.  The New Parent’s certificate of incorporation will, among other things, authorize the issuance of the New Common Stock in accordance with the Plan and the New Subsidiary’s certificate of incorporation will, among other things, authorize the issuance of the New Subsidiary Preferred Stock in accordance with the Plan.  From and after the Effective Date, subject to the right of the stockholders to amend the certificates of incorporation of the New Parent and the New Subsidiary after the Effective Date, the New Common Stock, the New Subsidiary Preferred Stock and any common stock interests of the New Subsidiary (which will be held by the New Parent) will be the only outstanding classes and series of stock of the New Parent and the New Subsidiary and the certificates of incorporation, by-laws and other governing documents of the New Parent and the New Subsidiary will include, among other things, pursuant to Section 1123(a)(6) of the Bankruptcy Code, a provision prohibiting the issuance of non-voting equity securities, but only to the extent required by Section 1123(a)(6) of the Bankruptcy Code.  A term sheet setting forth certain provisions of the New Parent’s certificate of incorporation and by-laws is annexed to the Plan as Exhibit H.

(b)                              Directors and Officers of the Reorganized Debtors.  Subject to any requirement of Bankruptcy Court approval, pursuant to Section 1129(a)(5) of the Bankruptcy Code, the Debtors will disclose, on or prior to the 10th calendar day before the Confirmation Hearing, the identity and affiliations of any Person proposed to serve as an initial manager or officer or on the initial boards of directors, as applicable, of the Reorganized Debtors, the New Parent and the New Subsidiary.  To the extent any such Person is an Insider (as defined in Section 101(31) of the Bankruptcy Code), the nature of any compensation for such Person will also be disclosed.  The classification and composition of the boards of directors will be consistent with each Reorganized Debtor’s certificate of incorporation, as applicable.  Each such director, officer or manager will serve from and after the Effective Date pursuant to the terms of the certificates of incorporation or other constituent documents of the Reorganized Debtors, the New Parent and the New Subsidiary and applicable state corporation law.  The New Parent’s New Board will be comprised of seven directors, including (if appointed by the Effective Date) the Chief Executive Officer (the “CEO”) of the New Parent.  Until the time at which the CEO is selected, the Chief Restructuring Officer of the Debtors will serve in place of the CEO.

(c)                               Corporate Action.  On the Effective Date, all actions contemplated by the Plan will be authorized and approved in all respects (subject to the provisions of the Plan) by virtue of the entry of the Confirmation Order, in accordance with the Bankruptcy Code and applicable state law (including, but not limited to, Section 303 of the Delaware General Corporations Law, to the extent applicable, and any analogous provision of the business corporation law or code of each other state in which the Reorganized Debtors, the New Parent and the New Subsidiary are incorporated or organized) and without any requirement of further action by the stockholders, directors or members of the Debtors or the Reorganized Debtors.  On the Effective Date, all matters provided for in the Plan involving the corporate structure of the Debtors or the Reorganized Debtors, and any corporate action required by the Debtors or the Reorganized Debtors in connection with the Plan, will be deemed to have occurred and will be in effect, without any requirement of further action by the security holders or directors of the Debtors or the Reorganized Debtors.  On the Effective Date, the appropriate officers of the Reorganized Debtors, the New Parent and the New Subsidiary and members of the boards of directors of the Reorganized Debtors, the New Parent and the New Subsidiary are authorized and directed in the name of and on behalf of the Reorganized Debtors, the New Parent and the New Subsidiary to issue, execute, deliver, file or record the agreements, documents, contracts, securities, instruments, releases and other agreements, and take such other actions as may be necessary to effectuate and further evidence the terms and conditions of the Plan.

(11)                                    Escrows

Except as expressly provided in the Plan or as otherwise ordered by the Bankruptcy Court, all escrows previously established prior to and during the Chapter 11 Cases and still in existence on the Effective Date will continue to be administered, and the escrowed funds will be released, according to their terms and any orders of the Bankruptcy Court previously entered.  Escrowed funds that are released to the Debtors after the Effective Date will be used to achieve Consummation and carry out the terms and provisions of the Plan.

(12)                                    Employee Matters

(a)                               As of the Effective Date, the Reorganized Debtors will implement the Stock Incentive Plan.  The Stock Incentive Plan will provide for the issuance of stock options and/or restricted stock for up to 9% of the New Common Stock with the allocations of awards under the Stock Incentive Plan to be effected by the New Board following the Effective Date.  Options issued during a reasonable period after the Effective Date will be priced at no greater than the Effective Date value (as determined by the New Board).  Options issued thereafter will be priced at fair value on date of issuance (or as otherwise determined by the New Board).

(b)                              As of the Effective Date, as part of the Stock Incentive Plan, the Reorganized Debtors will implement equity awards to be granted to outside (i.e., non-management, non-affiliated) directors.  The Stock Incentive Plan will also provide for the grant of up to 1% of the New Common Stock for the purpose of attracting and compensating outside directors.

(c)                               On the Effective Date, all outstanding obligations of the Debtors under the Key Employee Retention Plan approved by the Bankruptcy Court will be assumed by the Reorganized Debtors.

(13)                                    Substantive Consolidation for Limited Purposes

The Plan’s structure is predicated upon the substantive consolidation of the Debtors’ Chapter 11 Cases into a single proceeding solely for the purposes of the Chapter 11 Cases and all actions with respect to voting, Confirmation, Consummation and implementation of the Plan.  Voting will be aggregated by type of Claim without regard to the particular Debtor against whom such Claim is held.  On the Effective Date, and solely for the purposes of the Plan and the Distributions and transactions contemplated thereby, the structure of the Plan essentially consolidates all assets and liabilities of the Debtors’ Estates into a single estate.  The Plan’s treatment of all Claims essentially treats all cross-corporate guarantees made by the Debtors Pre-Petition as eliminated, and any obligation of any Debtor and all guarantees thereof executed by one or more of the Debtors are essentially deemed to be a single obligation of the consolidated Debtors.  All Claims filed or to be filed in connection with any such obligation and such guarantees are essentially deemed to be a single Claim against the consolidated Debtors, and each and every Claim filed in the individual Chapter 11 Case of any of the Debtors is essentially deemed to be a single obligation of all of the Debtors under the Plan.  Notwithstanding the treatment of such Claims, nothing in the Plan shall affect the obligations of each of the Debtors under the Plan.  Notwithstanding the substantive consolidation of these Chapter 11 Cases for purposes of the Plan, each of the Debtors that is not dissolved pursuant to the Plan, will, as Reorganized Debtors, continue to exist after the Effective Date as separate corporate entities, and each of the Reorganized Debtors will continue to pay fees required to be paid under Section 1930 of Title 28 of the United States Code.

The power to effectuate substantive consolidation of interrelated debtors lies in the Bankruptcy Court’s general equitable powers and in Section 105(a) of the Bankruptcy Code.  Within this framework, the factors to which courts have looked to determine the appropriateness of substantive consolidation include (a) whether creditors dealt with the debtor entities as a single economic unit and did not rely on their separate identities in extending credit and (b) whether the affairs of the debtors are so entangled that the consolidation will benefit all creditors of the debtors’ estates.  Additional factors include (a) the presence or absence of consolidated financial statements, (b) the existence of intercompany guarantees or loans, (c) the unity of interest and ownership between the various corporate entities, (d) the transfer of assets among the debtors without observance of corporate formalities, (e) the degree of difficulty in segregating and ascertaining individual assets and liabilities, (f) the parent, its affiliates and subsidiaries of the debtor having common directors and/or officers, (g) the parent or affiliates of the debtor having financed one another and (h) the commingling of assets and business functions among the debtors.

The Debtors believe that substantive consolidation of the Debtors’ estates will facilitate the implementation of the Plan and foster similarity and fairness of treatment of all

Holders of Claims under the Plan.  Many of the factors supporting substantive consolidation are present with respect to these Debtors.  In particular, due to complex historical transactions among the Debtors, any attempt to perform a definitive allocation of assets and debts would be prohibitively expensive in comparison to any benefit obtained.  Consequently, not only is substantive consolidation appropriate under the circumstances, but it would also be in the best interests of the Debtors’ Estates and their creditors.

Unless the Bankruptcy Court has ordered substantive consolidation of the Chapter 11 Cases before the Confirmation Hearing, the Plan will serve as, and will be deemed to be, a motion for entry of an order substantively consolidating the Debtors’ Chapter 11 Cases.  If no objection to substantive consolidation is timely filed and served by any Holder of a Claim or Equity Interest in a Class Impaired by the Plan on or before the deadline for submitting objections to the Plan or such other date as may be established by the Bankruptcy Court, an order approving substantive consolidation (which may be the Confirmation Order) may be entered by the Bankruptcy Court.  If any such objections are timely filed and served, a hearing with respect to the substantive consolidation of the Chapter 11 Cases and the objections thereto will be scheduled by the Bankruptcy Court, which hearing may, but is not required to, coincide with the Confirmation Hearing.

E.                                      Treatment of Executory Contracts and Unexpired Leases

(1)                                          Assumption of Executory Contracts and Unexpired Leases

Under the Plan, immediately prior to the Effective Date, all executory contracts or unexpired leases of the Reorganized Debtors, including those listed on the Schedule of Contracts/Leases to Be Assumed and Cure Amounts annexed as Exhibit F to the Plan, will be deemed assumed in accordance with the provisions and requirements of Sections 365 and 1123 of the Bankruptcy Code except those executory contracts and unexpired leases that (a) have been rejected by Final Order of the Bankruptcy Court, (b) are the subject of a motion to reject pending on the Effective Date or (c) are rejected pursuant to the terms of the Plan by virtue of their listing on the Schedule of Contracts/Leases to Be Rejected annexed as Exhibit G to the Plan.  The Plan provides that not later than ten (10) days prior to the Confirmation Hearing, the Debtors will file with the Bankruptcy Court and serve on interested parties a motion listing the executory contracts and unexpired leases to be assumed (together with the proposed cure amount, if any) and the executory contracts and unexpired leases to be rejected.  The Debtors reserve the right to add or remove any executory contract or unexpired lease identified on Exhibits F or G to the Plan or otherwise proposed to be assumed or rejected prior to entry of the Confirmation Order or entry of other Final Order with respect to such executory contract or unexpired lease by the Bankruptcy Court.  In addition, to the extent that the amount asserted to be the necessary “cure” amount would, if ordered, render assumption of any executory contract or unexpired lease not to be economically feasible or otherwise imprudent, then the Debtors may, prior to the Effective Date, elect to (a) reject the executory contract or unexpired lease pursuant to the Plan or (b) request an expedited hearing on the resolution of the “cure” dispute, exclude assumption or rejection of the executory contract or unexpired lease from the scope of the Confirmation Order and retain the right to reject the executory contract or unexpired lease pursuant to the Plan pending the outcome of such dispute.  Entry of the Confirmation Order by the Bankruptcy Court

will constitute approval of such assumptions and rejections pursuant to Sections 365(a) and 1123 of the Bankruptcy Code.  Each executory contract and unexpired lease assumed pursuant to Section VI of the Plan will revest in and be fully enforceable by the respective Reorganized Debtor in accordance with its terms, except as modified by the provisions of the Plan, or any order of the Bankruptcy Court authorizing and providing for its assumption or applicable federal law.  The transactions contemplated by the Plan will not be a “change in control” in any contract or lease, and any consent requirements will be satisfied by Confirmation of the Plan.  The Plan provides that unless deemed automatically effective under the terms of any such executory contract or unexpired lease, all executory contracts and unexpired leases to which STI is a party and which are designated as contracts or leases to be assumed under the Plan, will be deemed to be automatically assumed and assigned to STI-LLC on the Effective Date.

(2)              Claims Based on Rejection of Executory Contracts or Unexpired Leases

The Plan provides that all proofs of claim with respect to Claims arising from the rejection of executory contracts or unexpired leases, if any, must be filed with the Bankruptcy Court within thirty days after the date of entry of an order of the Bankruptcy Court approving such rejection (or such different date that is established by such rejection order or other order of the Bankruptcy Court).  Any Claims arising from the rejection of an executory contract or unexpired lease not filed within such time will be forever barred from assertion against the Debtors or the Reorganized Debtors, their respective Estates and properties unless otherwise ordered by the Bankruptcy Court or provided for in the Plan.  All such Allowed Claims for which proofs of claim are required to be filed will be, and will be treated as, Allowed General Unsecured Claims subject to the provisions of the Plan, subject to any limitation on allowance of such Claims under Section 502(b) of the Bankruptcy Code or otherwise.

(3)              Cure of Defaults for Assumed Executory Contracts and Unexpired Leases

Any monetary amounts by which each executory contract and unexpired lease to be assumed pursuant to the Plan is in default shall be satisfied, pursuant to Section 365(b)(l) of the Bankruptcy Code, by payment of the default amount in Cash on the Effective Date or on such other terms as the parties to such executory contracts or unexpired leases may otherwise agree.  In the event of a dispute regarding (a) the amount of any cure payments, (b) the ability of the Reorganized Debtors or any assignee to provide “adequate assurance of future performance” (within the meaning of Section 365 of the Bankruptcy Code) under the contract or lease to be assumed or (c) any other matter pertaining to assumption, the cure payments required by Section 365(b)(1) of the Bankruptcy Code will be made promptly following the entry of a Final Order resolving the dispute and approving the assumption.

(4)              Indemnification of Directors, Officers and Employees

The Plan provides that the obligations of the Debtors to indemnify Confirmation Date Management, to the extent provided in the Debtors’ constituent documents or by a written agreement with the Debtors or the Delaware General Corporation Law or other applicable law, shall be deemed and treated as executory contracts that are assumed by the Debtors pursuant to the Plan and Section 365 of the Bankruptcy Code as of the Effective Date. Accordingly, the

Reorganized Debtors will assume all existing indemnification obligations in favor of members of the Confirmation Date Management (whether in the Debtors’ bylaws, contracts or otherwise), and will maintain and obtain “D&O” insurance coverage consistent with the Debtors’ existing programs in scope and amount at then prevailing market rates for a four-year period.  In the event that such coverage is not available, the Reorganized Debtors will purchase appropriate tail coverage with respect to prior periods.  Such indemnification obligations will survive unimpaired and unaffected by entry of the Confirmation Order, irrespective of whether such indemnification is owed for an act or event occurring before or after the Petition Date.

The term “ Confirmation Date Management” is defined under the Plan to mean any Person or Entity serving on the Confirmation Date, or who was serving as of the Petition Date and who would have been serving on the Confirmation Date but for the fact that he or she was involuntarily terminated without cause or voluntarily left employment for good cause, including death or disability, as one of the Debtors’ directors, officers or employees, who, by reason of such Person’s or Entity’s service in any such capacity before or after the Confirmation Date, the Debtors were obligated to indemnify to the extent provided in the Debtors’ constituent documents, by a written agreement with the Debtors, or by Delaware General Corporation Law or other applicable law.

(5)              Compensation and Benefit Programs

Except as otherwise expressly provided under the Plan, all employment and severance policies, and all compensation and benefit plans, policies and programs of the Debtors applicable to their employees, retirees and non-employee directors and the employees and retirees of their subsidiaries, including, without limitation, all savings plans, retirement plans, healthcare plans, disability plans, severance benefit plans, retention plans, pension plans, incentive plans, vacation and life, accidental death and dismemberment insurance plans will be treated as executory contracts under the Plan and on the Effective Date will be assumed pursuant to the provisions of Sections 365 and 1123 of the Bankruptcy Code.  The Plan provides that the Debtors retain any rights to modify any such benefit plan or program pursuant to and in accordance with the terms of such benefit plan or program.

F.                                      Provisions Governing Distributions

(1)              Distribution for Claims Allowed as of the Effective Date

(a)           Except as otherwise provided in Section VII of the Plan or as may be ordered by the Bankruptcy Court, Distributions to be made on the Effective Date on account of Allowed Claims that are due and owing as of the Effective Date, and entitled to receive Distributions under the Plan, will be made on the Effective Date or as soon as reasonably practicable thereafter.  Pursuant to the Plan, to the extent otherwise permitted, all Distributions in respect of any Claim will be allocated first to the principal amount of such Claim, as determined for federal income tax purposes, and thereafter to the remaining portion of such Claim, if any.

(b)           Any payment in Cash to be made by the Debtors will be made, at the election of the Debtors, by check drawn on a domestic bank or by wire transfer from a domestic bank.

(2)              Delivery of Distributions and Unclaimed Distributions

(a)           Delivery of Distributions in General.  Distributions to Holders of Allowed Claims will be made at the address of the Holder of such Claim as indicated in the records of the Debtors.  Distributions will be made in accordance with the provisions of the applicable indenture, participation agreement, loan agreement or analogous instrument or agreement, if any, and the provisions of the Plan.  Distributions will be made only to the Holders of record as of the Distribution Record Date.

(b)           No fractional shares or applicable units of New Common Stock, New Warrants, New Senior Notes or New Subsidiary Preferred Stock will be issued under the Plan and each Person otherwise entitled to receive an amount of said instruments that includes fractional amounts will receive an amount of said instruments as shall reflect a rounding down of such fraction to the nearest whole unit; provided further with respect to any fractional amount rounded down, the Reorganized Debtors will pay a Cash adjustment to the Person in respect of such fractional amount.

(c)           With respect to any Claims that receive Cash, whenever payment of a fraction of a cent would otherwise be called for, the actual payment will reflect a rounding down of such fraction to the nearest whole cent.  To the extent any Cash remains undistributed as a result of the rounding of such fraction to the nearest whole cent, such Cash will be treated as an Unclaimed Distribution under the Plan.

(d)           Notwithstanding any other provision of the Plan, no Cash payment of less than ten dollars will be made on account of any Allowed Claim, including any Cash adjustments described in the Plan, nor will any of the Reorganized Debtors be obligated to make any such de minimus Cash payment, unless a specific request for payment is made in writing by the Holder of such Claim to the Reorganized Debtors.

(e)           Unclaimed Distributions.

(i)            Holding of Unclaimed Distributions.  Under the Plan, if any Distribution to a Holder of an Allowed Claim is returned to the Reorganized Debtors as undeliverable, no further Distributions will be made to such Holder unless and until the Reorganized Debtors are notified in writing of such Holder’s then current address.  Unclaimed Distributions will remain in the possession of the Reorganized Debtors pursuant to Section VII of the Plan.  An Unclaimed Distribution that constitutes Cash will not be entitled to any interest, dividends or other accruals of any kind.

(ii)           Failure to Claim Unclaimed Distributions.  The Plan provides that, except with respect to Distributions made to Holders of Existing Lender Claims, any Holder of an Allowed Claim that does not assert an entitlement to an Unclaimed Distribution within one year after the Effective Date will have its Claim for such Unclaimed Distribution discharged and will be forever barred from asserting any such Claim against the Reorganized Debtors or their properties.  In such cases (A) any Cash held for Distribution on account of such Claims will be the property of the Reorganized Debtors, free of any restrictions thereon and (B) any New Warrants held for Distribution on account of such Claims will be cancelled and of no further force or effect.  Nothing contained in the Plan will require the Reorganized Debtors to attempt to locate any Holder of an Allowed Claim.

(iii)          Compliance with Tax Requirements.  Any federal, state or local withholding taxes or amounts required to be withheld under applicable law will be deducted from Distributions under the Plan.  All Entities holding Claims will be required to provide any information necessary to effect the withholding of such taxes.

(iv)          Time Bar to Cash Payments.  Checks issued by the Reorganized Debtors on account of Allowed Claims will be null and void if not negotiated within ninety days from and after the date of issuance thereof.  Requests for reissuance of any check must be made directly to the Reorganized Debtors by the Holder of the Allowed Claim with respect to which the check was originally issued.  Any Claim in respect of such a voided check must be made on or before the second anniversary of the Effective Date.  After such date, all Claims and respective voided checks will be discharged and forever barred and the Reorganized Debtors will retain all monies related thereto.

(3)              Distribution Record Date

Under the Plan, as of the close of business on the Distribution Record Date, the transfer registers for any instrument, security or other documentation cancelled pursuant to the Plan will be closed and the transfer of any such instrument, security or other documentation, or any interest therein, will be prohibited.  Each Reorganized Debtor will have no obligation to recognize the transfer of any such instrument, security or other documentation occurring after the Distribution Record Date, and will be entitled for all purposes in the Plan to recognize and deal only with those Holders of record as of the close of business on the Distribution Record Date, as the case may be.

(4)              Timing and Calculation of Amounts to be Distributed

On or as soon as practicable after the Effective Date, each Holder of an Allowed Claim against the Debtors will receive the full amount of the Distributions that the Plan provides for such Allowed Claims in the applicable Class.  Except as otherwise agreed by the Holder of a particular Claim, or as provided in the Plan, all Distributions to be paid under the Plan shall be distributed in such amounts and at such times as are determined to be reasonably prudent by the Reorganized Debtors.

(5)              Setoffs and Recoupments

Except as expressly provided in the Plan or any order of the Bankruptcy Court and except with respect to Existing Lender Claims, the Reorganized Debtors may, pursuant to

Section 553 of the Bankruptcy Code or applicable non-bankruptcy law, set off against any Allowed Claim, the Distributions to be made pursuant to the Plan on account of such Claim (before any Distribution is made on account of such Claim), the claims, rights and Causes of Action of any nature that the Debtors or Reorganized Debtors may hold against the Holder of such Allowed Claim; provided, however, that neither the failure to effect such a setoff or recoupment nor the allowance of any Claim under the Plan will constitute a waiver or release by the Debtors or Reorganized Debtors of any such claims, rights and Causes of Action that the Debtors or Reorganized Debtors may possess against such Holder.

(6)              Fractional Shares

No fractional shares of New Senior Notes, New Common Stock, New Warrants or New Subsidiary Preferred Stock will be distributed under the Plan.  When any issuance of a fraction of a share of New Senior Notes, New Common Stock, New Warrants or New Subsidiary Preferred Stock would otherwise be called for, the actual issuance will reflect a rounding up (in the case of .50 or more than ..50) of such fraction to the nearest whole New Senior Note, New Common Stock share, New Warrant or New Subsidiary Preferred Stock share, as applicable, or a rounding down of such fraction (in the case of less than .50).

(7)              Rounding and De Minimus Amounts

Notwithstanding any other provision of the Plan, payments of fractions of Dollars will not be made.  Whenever any payment of a fraction of a Dollar under the Plan would otherwise be called for, the actual payment made will reflect a rounding of such fraction to the nearest whole Dollar (up or down), with half Dollars being rounded up.  If a Cash payment otherwise provided for by the Plan with respect to an Allowed Claim would be less than ten ($10.00) Dollars (whether in the aggregate or on any payment date provided in the Plan), notwithstanding any contrary provision of the Plan, the Reorganized Debtors will not be required to make such payment unless a request therefore is made in writing to the Reorganized Debtors.

G.                                    Procedures for Resolving Disputed Claims

(1)              Characterization of Disputed Claims

Pursuant to Section 1111(a) of the Bankruptcy Code, a proof of claim is deemed filed under Section 501 of the Bankruptcy Code if that Claim is included in the Schedules filed under Sections 521 or 1106(a)(2) of the Bankruptcy Code and is deemed filed in the amount listed on the Schedules, except if the Claim is scheduled as disputed, contingent or unliquidated.  Such a disputed, contingent or unliquidated Claim must be asserted by its Holder, or an indenture trustee representing such Holder, by the timely filing of a proof of claim.  If a proof of claim is not filed in a timely manner, the Claim will be deemed to be barred and/or otherwise disallowed.  Any Administrative Claim that is not timely filed in accordance with the Plan or by the Administrative Claim Bar Date established in these Chapter 11 Cases will be barred.

(2)              Prosecution of Objections to Claims and Equity Interests

Under the Plan, from and after the Confirmation Date, the Debtors and the Reorganized Debtors may settle or compromise any Disputed Claim or Disputed Equity Interest (other than all Personal Injury Claims to the extent required by the Settlement Agreement and/or any applicable insurance policies, insurance coverage, or other similar arrangements) without approval of the Bankruptcy Court and will have the exclusive authority to file objections, contest, settle, compromise, withdraw or litigate to judgment objections to Claims and Equity Interests.  With respect to Personal Injury Claims, the Debtors or the Reorganized Debtors may only settle or compromise such Claims in accordance with the terms and conditions of the Settlement Agreement and/or any applicable insurance policies, insurance coverage, and other similar arrangements.  Further, to the extent set forth in the Settlement Agreement and/or any applicable insurance policies, insurance coverage, or other similar arrangements, the insureds will have the right to object to such Personal Injury Claims and the Debtors and the Reorganized Debtors will cooperate with the insurers as provided for under the terms of the Settlement Agreement and/or any applicable insurance policies, insurance coverage, or other similar arrangements.  Payment of settled or otherwise Allowed Personal Injury Claims shall only be made in accordance with the terms and conditions of the Settlement Agreement and/or applicable insurance policies, insurance coverage, or other similar arrangements, to the extent the insurers are obliged to make such payments.

(3)              Estimation of Claims

The Plan provides that the Debtors or the Reorganized Debtors, as the case may be, may, at any time, request that the Bankruptcy Court estimate any contingent or unliquidated Claim pursuant to Section 502(c) of the Bankruptcy Code regardless of whether the Debtors or the Reorganized Debtors have previously objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including during the pendency of any appeal relating to any such objection.  In the event that the Bankruptcy Court estimates any contingent or unliquidated Claim, that estimated amount will constitute either the Allowed amount of such Claim or a maximum limitation on such Claim, as determined by the Bankruptcy Court.  If the estimated amount constitutes a maximum limitation on such Claim, the Debtors (and after the Effective Date, the Reorganized Debtors) may elect to pursue any supplemental proceedings to object to any ultimate payment on such Claim.  All of the aforementioned Claim objection, estimation and resolution procedures are cumulative and not necessarily exclusive of one another.  Claims may be estimated and subsequently compromised, settled, withdrawn or resolved by any mechanism approved by the Bankruptcy Court, except that after the Confirmation Date the Reorganized Debtors may compromise, settle or resolve any such Claims without further Bankruptcy Court approval.  If the Plan becomes effective, the Debtors will not estimate or seek estimation of any of the Personal Injury Claims for the purpose of aggregating and/or acceleration of the insurers’ alleged insurance obligations, either in the Bankruptcy Court or any other court or proceeding.

(4)              Payments and Distributions of Disputed Claims

Notwithstanding any provision in the Plan to the contrary, except as otherwise agreed by the Reorganized Debtors in their sole discretion, no partial payments and no partial Distributions will be made with respect to a Disputed Claim until the resolution of such disputes by settlement or Final Order.  Subject to the provisions of Article VIII of the Plan, as soon as practicable after a Disputed Claim becomes an Allowed Claim, the Holder of such Allowed Claim will receive all payments and Distributions to which such Holder is then entitled under the Plan.  Notwithstanding the foregoing, any Person or Entity who holds both an Allowed Claim and a Disputed Claim will receive the appropriate payment or Distribution on the Allowed Claim, although, except as otherwise agreed by the Reorganized Debtors in their sole discretion, no payment or Distribution will be made on the Disputed Claim until such dispute is resolved by settlement or Final Order.

(5)              Disputed Claims Reserve

The Reorganized Debtors will maintain, in accordance with their powers and responsibilities under the Plan, a reserve on account of any distributable amounts required to be set aside on account of Disputed Claims.  Such amounts (net of any expenses, including any taxes, of the escrow relating thereto) will be distributed, as provided in accordance with the Plan, as such Disputed Claims are resolved by Final Order, and will be distributable in respect of such Disputed Claims as such amounts would have been distributable had the Disputed Claims been Allowed Claims as of the Effective Date.  Any net earning of the reserve related thereto will be distributed together with any such related amounts distributed.

H.                                    Conditions Precedent to Confirmation and Consummation of the Plan

(1)              Conditions Precedent to Confirmation

The Confirmation of the Plan is subject to the following conditions precedent, which will have been satisfied or waived pursuant to the provisions of Section 9.3 of the Plan:

(a)           the Confirmation Order, in form and substance reasonably acceptable to the Debtors and the Administrative Agent (acting on instructions of the Existing Lender Plan Committee), will have been signed by the Bankruptcy Court and duly entered on the docket for the Chapter 11 Cases by the Clerk of the Bankruptcy Court;

(b)           the Administrative Agent shall be reasonably satisfied that existing insurance arrangements regarding Personal Injury Claims will remain available following the Effective Date; and

(c)           a commitment letter respecting the Exit Facility, in form and substance reasonably acceptable to the Debtors and the Administrative Agent (acting on instructions of the Existing Lender Plan Committee) shall have been filed as an Exhibit to the Plan.

(2)              Conditions Precedent to Plan Consummation

The Consummation of the Plan is subject to the following conditions precedent, which will have been satisfied or waived pursuant to the provisions of Section 9.3 of the Plan:

(a)           ten days will have passed since the entry of the Confirmation Order, and the Confirmation Order will have become a Final Order;

(b)           the closing of the Exit Facility in a form that, among other things, satisfies the Minimum Availability Condition, will have occurred and all obligations under the DIP Facility shall have been satisfied in full in Cash and the DIP Facility shall have been terminated;

(c)           all authorizations, consents and regulatory approvals required (if any) in connection with the effectiveness of the Plan will have been obtained; and

(d)           the Plan Documents shall have been finalized and fully executed, in form and substance satisfactory to the Debtors and the Administrative Agent and the Existing Lender Plan Committee.

(3)              Waiver of Conditions

The Debtors, with the consent of the Administrative Agent (acting on instructions of the Existing Lender Plan Committee), may waive any of the conditions precedent to Confirmation of the Plan or to Consummation of the Plan set forth in Section IX of the Plan at any time, without notice, without leave or order of the Bankruptcy Court, and without any formal action other than proceeding to confirm or consummate the Plan.

(4)              Effect of Non-Occurrence of Conditions to Consummation

If the Confirmation Order is vacated, the Plan shall be null and void in all respects and nothing contained in the Plan or this Disclosure Statement will (a) constitute a waiver or release of any Claims by or against, or any Equity Interests in, the Debtors, (b) prejudice in any manner the rights of the Debtors or (c) constitute an admission, acknowledgment, offer or undertaking by the Debtors in any respect.

I.                                         Discharge, Release, Injunction and Related Provisions

(1)              Discharge

The Plan provides that rights afforded in the Plan and the treatment of all Claims and Equity Interests therein will be in exchange for, and in complete satisfaction, discharge and release of, any and all Claims and Equity Interests of any nature whatsoever, including any interest, fees or penalties accrued on or relating to such Claims and Equity Interests whether before or after the Petition Date, against the Debtors and the Debtors-in-Possession, or any of their assets or properties.  Except as otherwise provided in the Plan (a) on the Effective Date, the Debtors and Reorganized Debtors will be deemed discharged and released to the fullest extent permitted by Section 1141 of the Bankruptcy Code from all Claims and Equity Interests including, but not limited to, demands, liabilities, Claims and Equity Interests that arose before the Confirmation Date and all debts of the kind specified in Sections 502(g), 502(h) or 502(i) of the Bankruptcy Code, whether or not (i) a proof of claim or proof of interest based on such Claim, debt or Equity Interest is filed or deemed filed pursuant to section 501 of the Bankruptcy Code, (ii) a Claim or Equity Interest based on such debt or interest is Allowed pursuant to Section 502 of the Bankruptcy Code or (iii) the Holder of a Claim or Equity Interest based on such debt or interest has accepted the Plan or has made an appearance in the Chapter 11 Cases and (b) all persons and entities (including, but not limited to, states and other governmental units) shall be deemed precluded from asserting against the Reorganized Debtors, the New Parent, the New Subsidiary, their successors or their assets or properties any other or further Claims or Equity Interests based upon any act or omission, transaction or other activity of any kind or nature that occurred prior to the Confirmation Date.  The Confirmation Order shall act as a discharge of any and all Claims and Equity Interests against and all debts and liabilities of the Debtors, as provided in Sections 524 and 1141 of the Bankruptcy Code, and such discharge shall void any judgment against the Debtors at any time obtained to the extent that it relates to a Claim or Equity Interest discharged.

(2)              Releases

In consideration of the contributions of certain parties to the Chapter 11 Cases commenced by the Debtors including, but not limited to, the waiver by certain parties (or their Affiliates) of rights against the Debtors, the Plan provides for certain waivers, exculpations, releases and injunctions.

(a)           Mutual Releases by Debtors, Reorganized Debtors, Affiliates and Releasees.  The Plan provides that as of the Effective Date, for good and valuable consideration, the Debtors and the Reorganized Debtors in their individual capacities and as Debtors-in-Possession and the Releasees, will be deemed to have mutually between and/or among themselves (i) forever released, waived and discharged all Claims, Causes of Action and any and all other Liabilities (other than the rights of the Debtors, the Reorganized Debtors, or other applicable parties to enforce the Plan and the contracts, instruments, releases, indentures and other agreements or documents delivered under the Plan or assumed by the Debtors) whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter existing, in law, equity or otherwise that are based in whole or in part on (A) any act, omission, transaction, condition, event or other occurrence taking place or existing on or prior to the Effective Date since the beginning of time in any way directly, indirectly or derivatively arising from or related to the Debtors, the Reorganized Debtors, their respective operations or their securities, (B) any act or omission related to service with or for or on behalf of the Debtors, the Chapter 11 Cases, the Disclosure Statement, the Plan, the negotiation, formulation and preparation of the Disclosure Statement and the Plan or any reorganization documents (including the Plan Documents and/or any of the terms, settlements, and compromises reflected in any of the foregoing and any orders of the Bankruptcy Court related thereto) and (C) any act taken pursuant or in connection with any of the foregoing that could have been asserted by or on behalf of the Debtors or the Reorganized Debtors in their individual capacities and as Debtors-in-Possession and the Releasees, other than in cases of willful misconduct (collectively, the “Released Liabilities”) and (ii) forever covenanted not to sue, assert any Claims, Causes of Action or Liabilities  against or otherwise seek recovery, whether based on tort, contract or otherwise (except in cases of willful misconduct) in connection with any of the foregoing, except that any claims arising on behalf of Confirmation Date Management as a result of obligations undertaken in Sections 6.4 and 6.5 of the Plan and any Claims for indemnification arising on behalf of directors and officers of the Debtors’ Affiliates against those Entities that either employ those officers or on whose board those directors serve, will not be released.

(b)           Releases by Holders of Claims and Equity Interests.  The Plan also provides that as of the Effective Date, for good and valuable consideration (i) each Holder of a Claim or Equity Interest that has voted to accept the Plan and (ii) to the fullest extent permissible under applicable law, as such law may be extended or interpreted subsequent to the Effective Date, all other Holders of Claims and Equity Interests who are members of a Class consolidated for voting purposes which consolidated Class has voted to accept the Plan (and, except as otherwise provided herein, expressly excepting those who are conclusively presumed to have rejected the Plan pursuant to Section 1126(g) of the Bankruptcy Code and are not entitled to vote to accept or reject the Plan), in consideration for the obligations of the Debtors and the Reorganized Debtors under the Plan or any reorganization documents (including any of the Plan Documents and/or any of the terms, settlements or compromises reflected in any of the foregoing and any orders of the Bankruptcy Court related thereto), and other contracts, instruments, releases, agreements or documents to be delivered in connection with the Plan, each Holder that has held, holds or may hold a Claim or Equity Interest, as applicable, shall be deemed to have (A) forever released, waived and discharged all Released Liabilities against any of the Debtors and the Reorganized Debtors in their individual capacities and as Debtors-in-Possession and the Releasees (other than in cases of willful misconduct) and (B) forever covenanted with each of the Debtors and the Reorganized Debtors in their individual capacities and as Debtors-in-Possession and the Releasees not to sue, assert any Claims, Causes of Action or Liabilities against or otherwise seek recovery from any of the Debtors or the Reorganized Debtors in their individual capacities and as Debtors-in-Possession (except in accordance with the Plan) or any Releasee, whether based on tort, contract or otherwise (other than in cases of willful misconduct) in connection with any of the foregoing.

(c)           As of the Effective Date, for good and valuable consideration, the adequacy of which is hereby confirmed, the Debtors and the Reorganized Debtors in their individual capacities and as Debtors-in-Possession shall be deemed to have forever released, waived and discharged the Released Causes of Action (other than the rights of the Debtors, the Reorganized Debtors, or other applicable parties to enforce the Plan and the contracts, instruments, releases, indentures and other agreements or documents delivered under the Plan or assumed by the Debtors).

(d)           The term “Releasees” is defined under the Plan to mean “the Confirmation Date Management, the Holders of Existing Lender Claims, the Administrative Agent, the DIP Agent, the Syndication Agent, the DIP Lenders, Alpine, the Debtors’

Affiliates, such parties’ respective professionals, officers, directors and/or agents and the professionals retained by the Debtors or at the expense of the Debtors’ Estates.”

(3)              Exculpation

Under the Plan, none of the Debtors or the Reorganized Debtors in their individual capacities and as Debtors-in-Possession, the Releasees, the Committee or any of its members or any of their respective professionals, successors and assigns will have or incur any liability to, or be subject to any Claim, Liability or Cause of Action by any Holder of any Claim or Equity Interest, or any other party-in-interest, or any of their respective members, directors, officers, shareholders, employees, attorneys, financial advisors, agents and representatives, or any of their successors or assigns for any act or omission in connection with, or arising out of the Debtors’ restructuring, the Chapter 11 Cases, this Disclosure Statement, the Plan, the Plan Documents, the solicitation of votes for, and the pursuit of Confirmation of the Plan, the Consummation of the Plan, the administration of the Plan or the property to be distributed under the Plan including, without limitation, all documents ancillary thereto, all decisions, actions, inactions and alleged negligence or misconduct relating thereto and all Pre-Petition activities leading to the promulgation and Confirmation of the Plan except for willful misconduct or gross negligence as determined by a Final Order of the Bankruptcy Court.  The foregoing parties will be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan.  Nothing in Section 10.3 of the Plan will be construed to abrogate the obligations of the Reorganized Debtors under the Plan Documents upon the occurrence of the Effective Date.

(4)              Injunction

Except as otherwise provided in the Plan, the Confirmation Order will provide, among other things, by express provision or by confirming the Plan, that all Persons and Entities who have held, hold or may hold Claims against or Equity Interests in the Debtors are, with respect to those Claims and Equity Interests, permanently enjoined, on and after the Confirmation Date, from:

(a)           (i) asserting, commencing or continuing in any manner any action against the Debtors or the Reorganized Debtors in their individual capacities and as Debtors-in-Possession, the New Parent, the New Subsidiary, the Releasees, the Committee or any of its members or any of their respective professionals, to the extent of any release granted in Section 10.2 of the Plan or any Person or Entity exculpated pursuant to Section 10.3 of the Plan, any action against any of their respective assets, and any other or further Claim or Equity Interest based upon any document, instrument or act, omission, transaction or other activity of any kind or nature that occurred prior to the Effective Date, (ii) the enforcement, attachment, collection or recovery, by any manner or means of any judgment, award or decree or order against the Debtors or the Reorganized Debtors in their individual capacities and as Debtors-in-Possession, the New Parent, the New Subsidiary, the Releasees, the Committee or any of its members or any of their respective professionals to the extent of any release pursuant to Section 10.2 of the Plan, or any Person or entity exculpated pursuant to Section 10.3 of the Plan with respect to any such action referred to in Section 10.4(a)(i) of the Plan, (iii) creating, perfecting or enforcing any Lien of any kind against the Debtors or the Reorganized Debtors in their individual capacities and as Debtors-in-Possession, the New Parent, the New Subsidiary, the Releasees, the Committee or any of its members or any of their respective professionals to the extent of any release pursuant to Section 10.2 of the Plan, or any Person or entity exculpated pursuant to Section 10.3 of the Plan, with respect to any such action referred to in Section 10.4(a)(i) of the Plan, (iv) asserting any setoff or right of subrogation of any kind against any obligation due the Debtors or the Reorganized Debtors in their individual capacities and as Debtors-in-Possession, the New Parent, the New Subsidiary, the Releasees, the Committee or any of its members or any of their respective professionals to the extent of any release pursuant to Section 10.2 of the Plan, or any Person or entity exculpated pursuant to Section 10.3 of the Plan, with respect to any such action referred to in Section 10.4(a)(i) of the Plan and (v) any action, in any manner, in any place whatsoever, that does not conform or comply with the Plan;(15) and

(b)           commencing or continuing in any manner, any suit, action or other proceeding, on account of or respecting any Claim, Equity Interest, interest, obligation, debt, right, remedy or liability released or to be released pursuant to the Plan.

J.                                      Retention of Jurisdiction

Notwithstanding the entry of the Confirmation Order, the Bankruptcy Court shall retain such jurisdiction as legally permissible, including exclusive jurisdiction of all matters arising out of, and related to, the Chapter 11 Cases and the Plan pursuant to, and for the purposes of, Sections 105(a) and 1142 of the Bankruptcy Code and also including, without limitation, jurisdiction to:

•                                          Allow, disallow, determine, liquidate, classify, estimate or establish the priority or secured or unsecured status of any Claim or Equity Interest including the resolution of any request for payment of any Administrative Claim and the resolution of any and all objections to the allowance or priority of Claims or Equity Interests;

•                                          Grant or deny any applications for allowance of compensation or reimbursement of expenses authorized pursuant to the Bankruptcy Code or the Plan, for periods ending on or before the Effective Date;

•                                          Resolve any matters related to the assumption, assumption and assignment or rejection of any executory contract or unexpired lease to which the Debtors are

(15) To the extent that the insurance policies and Settlement Agreement are not assumed by the Reorganized Debtors, it is the position of certain of the insurers that nothing contained in the Plan or herein shall be deemed to impair, abrogate, alter or modify the rights of such insurers, including, but not limited to the right to assert and/or exercise its rights of setoff and/or subrogation under the insurance policies or applicable law against the Reorganized Debtors or other third party, or the right to enforce the compliance of the continuing obligations of the Debtors, Reorganized Debtors or other third party under the insurance policies or applicable law.  The Debtors dispute this position.

party or with respect to which the Debtors may be liable and to hear, determine and, if necessary, liquidate, any Claims arising therefrom, including those matters related to the adding of any executory contracts or unexpired leases to the list of executory contracts and unexpired leases to be rejected;

•                                          Ensure that Distributions to Holders of Allowed Claims or Allowed Equity Interests are accomplished pursuant to the provisions of the Plan, including ruling on any motion filed under the Plan;

•                                          Decide or resolve any motions, adversary proceedings, contested or litigated matters and any other matters and grant or deny any applications involving the Debtors that may be pending on the Effective Date;

•                                          Enter such orders as may be necessary or appropriate to implement or consummate the provisions of the Plan;

•                                          Resolve any cases, controversies, suits or disputes that may arise in connection with the interpretation or enforcement of the Plan, the Plan Documents, or any Person’s or Entity’s obligations incurred under, or in connection with, the Plan or the Plan Documents;

•                                          Issue injunctions, enter and implement other orders or take such other actions as may be necessary or appropriate to restrain interference by any Person or Entity with the occurrence of the Effective Date or enforcement of the Plan, except as otherwise provided in the Plan;

•                                          Resolve any cases, controversies, suits or disputes with respect to the releases, injunction and other provisions provided in Section X of the Plan and enter such orders as may be necessary or appropriate to implement such releases, injunction and other provisions;

•                                          Enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked or vacated;

•                                          Determine any other matters that may arise in connection with or relate to the Plan, the Disclosure Statement, the Confirmation Order, the Plan Documents or any contract, instrument, release, indenture or other agreement or document created under, or in connection with, the Plan or the Disclosure Statement;

•                                          Enter an order or final decree concluding the Chapter 11 Cases;

•                                          Resolve disputes concerning any reserves with respect to Disputed Claims or the administration thereof;

•                                          Resolve any disputes concerning whether a Person or Entity had sufficient notice of the Chapter 11 Cases, the applicable Bar Date, the hearing on the approval of the Disclosure Statement as containing adequate information, the hearing on the

Confirmation of the Plan for the purpose of determining whether a Claim or Equity Interest is discharged under the Plan or for any other purpose;

•                                          Recover all assets of the Debtors and property of the Estates, wherever located, including any Causes of Action under Sections 544 through 550 of the Bankruptcy Code to the extent not released and waived pursuant to the terms and conditions of the Plan; and

•                                          Hear and resolve all matters concerning state, local and federal taxes in accordance with Sections 346, 505 and 1146 of the Bankruptcy Code.

K.                                    Other Provisions

(1)              Dissolution of Committees

Under the Plan, on the Effective Date, all Committees will dissolve and members will be released and discharged from all rights and duties arising from, or related to, the Chapter 11 Cases.

(2)              Payment of Statutory Fees

All fees payable pursuant to Section 1930 of Title 28 of the United States Code will be paid by the Debtors on or before the Effective Date, and thereafter will be paid by the Reorganized Debtors through the date of entry of the final decree in the Debtors’ respective Chapter 11 Cases or until the Bankruptcy Court otherwise orders.

(3)              Modification of Plan

The Debtors reserve the right, with the consent of the Administrative Agent, to alter, amend or modify the Plan prior to the entry of the Confirmation Order.  After the entry of the Confirmation Order, the Debtors or the Reorganized Debtors, as the case may be, may, upon order of the Bankruptcy Court, amend or modify the Plan, in accordance with Section 1127(b) of the Bankruptcy Code, or remedy any defect or omission or reconcile any inconsistency in the Plan in such manner as may be necessary to carry out the purpose and intent of the Plan.

(4)              Revocation or Withdrawal of Plan

The Debtors reserve the right to revoke and withdraw the Plan at any time prior to the Confirmation Date.  If the Plan is so revoked or withdrawn, or if the Effective Date does not occur on or before December 31, 2003, then the Plan shall be deemed null and void, and of no force or effect.

(5)              Successors and Assigns

The rights, benefits and obligations of any Person or Entity named or referred to in the Plan will be binding on, and will inure to the benefit of any heir, executor, administrator, successor or assign of such Person or Entity.

(6)              Reservation of Rights

Except as expressly set forth in Plan, the Plan will have no force or effect unless the Bankruptcy Court enters the Confirmation Order.  None of the filing of the Plan, any statement or provision contained therein, or the taking of any action by the Debtors with respect to the Plan will be or will be deemed to be an admission or waiver of any rights of the Debtors with respect to the Holders of Claims or Equity Interests prior to the Effective Date.

(7)              Section 1145 Exemption

Pursuant to Section 1145(a) of the Bankruptcy Code, any offer, issuance, transfer or exchange of New Common Stock, New Senior Notes, New Warrants, New Subsidiary Preferred Stock or other securities under the Plan or the making or delivery of an offering memorandum or other instrument of offer or transfer related thereto under the Plan shall be exempt from Section 5 of the Securities Act or any similar state or local law requiring the registration for offer or sale of a security or registration or licensing of an Issuer or a security.

(8)              Headings

Headings utilized in the Plan and this Disclosure Statement are for the convenience of reference only and will not constitute a part of the Plan for any other purpose.

(9)              Governing Law

Except to the extent that the Bankruptcy Code or the Bankruptcy Rules are applicable, and subject to the provisions of any contract, instrument, release, indenture or other agreement or document entered into in connection with the Plan, the rights and obligations arising under the Plan will be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without giving effect to the principles of conflict of laws thereof.

(10)            Severability

Except as to terms which would frustrate the overall purposes of the Plan, should any provision in the Plan be determined to be unenforceable, such determination will in no way limit or affect the enforceability and operative effect of any or all other provisions of the Plan.

(11)            Implementation

The Debtors will take all steps, and execute all documents, including appropriate releases, necessary to effectuate the provisions contained in the Plan.

(12)            Inconsistency

In the event of any inconsistency among the Plan, the Disclosure Statement, the Plan Documents, any exhibit to the Plan or any other instrument or document created or executed pursuant to the Plan, the provisions of the Plan shall govern.

(13)            Further Assurances

The Debtors, the Reorganized Debtors and all Holders of Claims and Equity Interests receiving Distributions under the Plan and all other parties in interest will, from time to time, prepare, execute, and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of the Plan.

(14)            Service of Documents

Any pleading, notice or other document required by the Plan to be served on or delivered to the Debtors will be sent by first class U.S. mail, postage prepaid to:

Superior Telecommunications Inc.
150 Interstate North Parkway
Suite 300
Atlanta, GA 30339-2101
Telephone:            (770) 953-8338
Facsimile:               (770) 303-8892
Attn: David S. Aldridge

with copies to:

Pachulski, Stang, Ziehl, Young, Jones & Weintraub P.C.
919 N. Market Street, 16th Floor
P.O. Box 8705
Wilmington, Delaware  19899-8705 (Courier 19801)
Telephone:            (302) 652-4100
Facsimile:               (302) 652-4400
Attn:  Laura Davis Jones

(15)            Exemption from Certain Transfer Taxes

The Plan provides that pursuant to Section 1146 of the Bankruptcy Code (a) the issuance, transfer or exchange of any securities, Instruments or documents, (b) the creation of any other Lien, mortgage, deed of trust or other security Interest, (c) the making or assignment of any lease or sublease or the making or delivery of any deed or other instrument of transfer under, pursuant to, in furtherance of, or in connection with the Plan including, without limitation, any deeds, bills of sale or assignments executed in connection with any of the transactions contemplated under the Plan or the reinvesting, transfer or sale of any real or personal property of the Debtors pursuant to, in implementation of, or as contemplated in the Plan and (d) the issuance, renewal, modification or securing of indebtedness by such means, and the making, delivery or recording of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, including, without limitation, the Confirmation Order, will not be subject to any tax under any law imposing a stamp tax or similar tax to the fullest extent permitted under Section 1146(a) of the Bankruptcy Code.  Consistent with the foregoing, each recorder of deeds or similar official for any county, city or governmental unit in which any instrument hereunder is to be recorded will, pursuant to the Confirmation Order, be ordered and directed to accept such instrument without requiring the payment of any tax under any law imposing a stamp tax or similar tax to the fullest extent permitted under Section 1146(c) of the Bankruptcy Code.

(16)            Compromise of Controversies

Pursuant to Bankruptcy Rule 9019, and in consideration for the classification, Distribution and other benefits provided under the Plan, the provisions of the Plan will constitute a good faith compromise and settlement of all Claims or controversies resolved pursuant to the Plan.  The entry of the Confirmation Order will constitute the Bankruptcy Court’s approval of each of the foregoing compromises or settlements, and all other compromises and settlements provided for in the Plan, and the Bankruptcy Court’s findings will constitute its determination that such compromises and settlements are in the best interests of the Debtors, the Reorganized Debtors, the Estates, and any Entity holding claims against the Debtors.(16)

(17)            No Admissions

Notwithstanding anything in the Plan to the contrary, nothing contained in the Plan will be deemed as an admission by an Entity with respect to any matter set forth in the Plan.

(18)            Filing of Additional Documents

The Plan provides that on or before the Effective Date, the Debtors may file with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan.

(16) The settlements and compromises pursuant to Section 12.6 of the Plan will not trigger the acceleration of any obligation under the Settlement Agreement and/or any applicable insurance policies, insurance coverage, or other similar arrangements.

V.            MATERIAL UNITED STATES
FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

The following discussion summarizes the material United States federal income tax consequences of the Plan to the Debtors and to certain Holders of Claims that are U.S. Holders (as defined below).  Only the principal consequences of the Plan for the Debtors, for U.S. Holders of Claims who are entitled to vote to accept or reject the Plan and for U.S. Holders of Equity Interests in Superior are described below.  This description is for informational purposes only and is not tax advice.  Due to a lack of definitive judicial or administrative authority or interpretation, substantial uncertainties exist with respect to various tax consequences of the Plan as discussed herein.  No opinion of counsel has been sought or obtained with respect to any tax consequences of the Plan.  No rulings or determinations of the Internal Revenue Service (the “IRS”) or any other tax authorities have been or will be sought or obtained with respect to the tax consequences of the Plan, and the discussion below is not binding upon the IRS or such other authorities.  The Debtors are not making any representations regarding the particular tax consequences of Confirmation or implementation of the Plan as to any Holder of a Claim.  No assurance can be given that the IRS would not assert, or that a court would not sustain, a different position from any discussed herein.

The discussion of material United States federal income tax consequences below is based upon the Debtors’ interpretation of the Internal Revenue Code (“Code”), the Treasury regulations (including temporary regulations) promulgated and proposed thereunder (“Regulations”), judicial authorities, published opinions of the IRS and other applicable authorities, all as in effect on the date hereof and all of which are subject to change (possibly with retroactive effect) by legislation, administrative action or judicial decision.

The following discussion generally does not address foreign, state or local tax consequences of the Plan, nor does it purport to address the United States federal income tax consequences of the Plan to the extent that special classes of taxpayers (e.g., banks and certain other financial institutions, broker-dealers, mutual funds, regulated investment companies, insurance companies, tax-exempt organizations, Holders of Claims that are, or hold their Claims through, pass-through entities, persons whose functional currency is not the United States dollar, foreign persons and dealers in securities) may be treated differently under United States federal income tax laws.  The following discussion assumes that Holders of Claims hold their Claims as capital assets for United States federal income tax purposes.  Furthermore, the following discussion does not address United States federal taxes other than income taxes.

For the purposes of this discussion, a “U.S. person” is any of the following:

•                                          an individual who is a citizen or resident of the United States;

•                                          a corporation or partnership created or organized under the laws of the United States or any state or political subdivision thereof;

•                                          an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•                                          a trust that (a) is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

As used herein, the term “U.S. Holder” means a holder of a Claim that is a U.S. person.

EACH HOLDER OF A CLAIM IS STRONGLY URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND ANY FOREIGN TAX CONSEQUENCES OF THE TRANSACTIONS DESCRIBED HEREIN OR IN THE PLAN.

A.                                    Effective Date Transactions

The Plan provides that on the Effective Date the following Effective Date Transactions will occur in the following order:

(1)           New Parent will be organized.

(2)           New Subsidiary will be organized as a new wholly-owned subsidiary of New Parent and New Parent will contribute the New Common Stock and the New Warrants to New Subsidiary in exchange for the common stock of New Subsidiary.

(3)           STI will be converted pursuant to Delaware law from a corporation to a limited liability company (“STI-LLC”).

(4)           Superior will sell all of its membership interests in STI-LLC to New Subsidiary in exchange for the New Common Stock, the New Warrants, the New Subsidiary Preferred Stock and the New Senior Notes which will be issued by STI-LLC, in each case at the fair market value thereof.

(5)           Superior will distribute (i) the New Common Stock, the New Subsidiary Preferred Stock and the New Senior Notes to the Holders of Existing Lender Claims and (ii)  the New Warrants to the Holders of the Senior Subordinated Note Claims.

(6)           Superior and New Subsidiary will elect pursuant to section 338(h)(10) of the Code to treat certain subsidiaries of STI as each having sold all of its assets to a new subsidiary of New Subsidiary at fair market value.

(7)           Superior will be dissolved.

B.                                    Material United States Federal Income Tax Consequences to the Debtors

(1)              Regular United States Federal Income Tax Consequences

(a)           Effective Date Transactions.

(i)               Conversion of STI to STI-LLC.  The conversion of STI from a corporation to a limited liability company wholly-owned by Superior should be treated as a transfer by STI of all of its assets to Superior.  Superior should not recognize any gain or loss upon this transfer.

(ii)              Deemed Purchases of Assets of STI-LLC and Subsidiaries.  The purchase by New Subsidiary of all the membership interests in STI-LLC (the “Purchase”) should be treated as a taxable purchase of all of the assets of STI-LLC.  The section 338(h)(10) elections to be made by Superior and New Subsidiary with respect to certain STI-LLC subsidiaries, which will have been acquired as part of the STI-LLC assets, should be treated as purchases of the assets of the affected subsidiaries in taxable transactions.

The affiliated group of corporations of which Superior is the common parent (the “Superior Group”) should recognize gain upon the deemed sales of the assets of STI-LLC and its subsidiaries (with respect to which section 338(h)(10) elections are made) to New Subsidiary and its subsidiaries in an amount equal to the difference between the aggregate fair market value of those assets and the transferors’ aggregate tax basis in the assets.  Any gain, however, is expected to be completely offset by losses incurred by the Superior Group in the current year as well as accumulated net operating losses (“NOLs”) and capital losses that have been carried forward by the Superior Group from previous years.  Accordingly, the Debtors expect that there will be no significant federal, state, or local tax liability incurred upon the Purchase and related section 338(h)(10) elections.  However, the fair market value of the Superior Group assets may vary from current estimates and the Debtors’ determination of gain, and the resulting tax liability, if any, may be subject to adjustment on audit by the IRS or other tax authorities based on challenges to the valuations of the Superior Group assets and to the availability of the Superior Group losses and NOL and capital loss carryovers.  Any federal, state or local tax liabilities incurred by the Debtors as a consequence of the deemed transfers will be Administrative Claims in the Debtors’ Chapter 11 cases and will have to be paid in full, which may reduce the amount of the distributions that Holders of Claims would otherwise receive under the Plan.  In addition, any such tax liabilities not satisfied in the Chapter 11 cases may survive the consummation of the Plan and the IRS and state and local tax authorities may then be able to assert claims for those liabilities against STI-LLC and its subsidiaries.

There can be no assurance that the treatment of the Purchase as a taxable transaction will be upheld.  The IRS might seek to recharacterize the Purchase as a non-taxable transaction, and, if the IRS were to prevail, New Parent and its subsidiaries would have no net operating loss (“NOL”) or capital loss carryforwards remaining after the attribute reduction discussed below in “Cancellation of Indebtedness” and would have a tax basis in the Superior Group assets significantly below the fair market value of those assets, with the result that future tax depreciation and amortization with respect to those assets would be reduced.  As a result, the taxable income, and thus the U.S. federal income tax liability, of New Parent and its subsidiaries for periods after the Effective Date could be significantly higher.  The Debtors, however, believe that the form of the Purchase should be respected and that any attempt to recharacterize the Purchase as a tax-free transaction should fail.

(iii)             Dissolution of Superior.  The Debtors believe that no material tax consequences will result from the dissolution of Superior.

(iv)             Tax Attributes of Reorganized Debtor.  Because New Subsidiary will treat the Purchase as if New Subsidiary and its subsidiaries purchased all of the assets of STI-LLC (including a deemed purchase of the assets of certain STI-LLC subsidiaries with respect to which section 338(h)(10) elections are made), as discussed above, New Subsidiary and its subsidiaries should obtain an aggregate tax basis in the acquired assets equal to their fair market value as of the Effective Date and will not succeed to any tax attributes of the Superior Group.  Thus, New Subsidiary and its subsidiaries should have no NOLs or NOL carryforwards and no accumulated earnings and profits as of the Effective Date.

(b)           Cancellation of Indebtedness.  In general, for federal income tax purposes, a debtor will realize cancellation of indebtedness income (“COD Income”) if a creditor receives less than full payment in satisfaction of a debt.  The amount of COD Income realized by a debtor will generally equal the excess of the amount of the existing debt discharged or canceled over the consideration exchanged therefor, which consideration will equal the sum of (a) the issue price of any new debt, (b) the fair market value of stock and/or other property (other than debt) and (c) the amount of cash transferred to the creditors in satisfaction of their claims.

Pursuant to the Plan, the Debtors will exchange (a) the New Common Stock, New Subsidiary Preferred Stock and New Senior Notes for the Existing Lender Claims and (b) the New Warrants for the Senior Subordinated Note Claims.  In addition, the General Unsecured Claims will be cancelled in exchange for a Cash payment.  The Trust Debenture Claims will be cancelled.

The Debtors anticipate that the implementation of the Plan will cause the Debtors to realize COD Income, the amount of which will depend upon the fair market value of the New Common Stock, New Subsidiary Preferred Stock and the issue price (discussed below) of the New Senior Notes, transferred to the Holders of the Existing Lender Claims and the fair market value of the New Warrants transferred to the Holders of the Senior Subordinated Note Claims.

The COD Income realized by the Debtors as a result of the exchanges pursuant to the Plan will not be included in the Debtors’ gross income because the Debtors are under the jurisdiction of a court in a case under the Bankruptcy Code.  Instead, the Debtors will be required to reduce their tax attributes, including NOL and capital loss carryforwards, by the amount of the debt cancellation.  Any such attribute reduction will be applied as of the first day following the taxable year in which the Debtors recognize COD Income.  In the event that the amount of COD Income attributable to the Debtors exceeds all of their tax attributes, no income will be realized by the Debtors.

The issue price of the New Senior Notes should equal their stated principal amount, assuming the New Senior Notes are not publicly traded.  Property is considered “publicly traded” under the Treasury Regulations if, in general, at any time during the 60 day period ending 30 days after the issue date, it is traded on an established securities market or is listed on a quotation medium (“publicly traded”).  Property is described as listed on a quotation medium if it appears on a system of general circulation (including a computer listing disseminated to subscribing brokers, dealers or traders) that provides a reasonable basis to determine fair market value by disseminating either (i) recent price quotations (including rates, yields or other pricing information) of one or more identified brokers, dealers, or traders or (ii) actual prices (including rates, yields or other pricing information) of recent sales transactions.  The Debtors understand that certain investment banks prepare periodically for circulation information reports relating to certain indebtedness that may include the New Senior Notes.  The Debtors, however, believe that such information reports should not constitute a “quotation medium” described above, because the listings do not represent either recent price quotations of any identified brokers, dealers, or traders or actual prices of recent sales transactions.  As a result, assuming that STI-LLC does not list the New Senior Notes on a securities exchange or national market system and that a trading market for the New Senior Notes does not develop, the Debtors intend to take the position that the New Senior Notes will not be publicly traded.

(2)              Alternative Minimum Tax

In general, alternative minimum tax (“AMT”) is imposed on a corporation’s “alternative minimum taxable income” at a rate of 20% to the extent such tax exceeds the corporation’s regular federal income tax.  In computing alternative minimum taxable income, certain tax deductions and other beneficial allowances are modified or eliminated.  In particular, even though a corporation might be able to offset all of its taxable income for regular federal income tax purposes by available NOL carryovers, only 90% of a corporation’s alternative minimum taxable income may be offset by available NOL carryovers (as recomputed for AMT purposes), resulting in an effective AMT of 2%.  AMT paid by a corporation generally will be allowed as a nonrefundable credit against its regular federal income tax liability in future taxable years when the corporation is no longer subject to the AMT.  It is possible that the Debtors will be liable for the alternative minimum tax.

C.                                    Material United States Federal Income Tax Consequences to U.S. Holders of Claims

The tax treatment of U.S. Holders of Claims and the character and amount of income, gain or loss recognized as a consequence of the Plan will depend upon, among other things, (1) whether the Purchase will be recharacterized as a tax-free transaction by the IRS, (2) whether the Claim constitutes a “security” for United States federal income tax purposes, (3) the manner in which a Holder acquired a Claim, (4) the length of time the Claim has been held, (5) whether the Claim was acquired at a discount, (6) whether the Holder has taken a bad debt deduction with respect to the Claim (or any portion thereof) in the current or prior years, (7) whether the Holder has previously included accrued or unpaid interest with respect to the Claim, (8) the method of tax accounting of the Holder and (9) whether the Claim is an installment obligation for United States federal income tax purposes.  Therefore, Holders of Claims should consult their tax advisors for advice that may be relevant to their particular situation and circumstances and the particular tax consequences to them of the transactions contemplated by the Plan.

(1)              U.S. Holders of Existing Lender Claims

The Debtors believe, and intend to take the position, that none of the Existing Lender Claims will be classified as securities for federal income tax purposes.  If either the Purchase is not recharacterized as a tax-free transaction or the characterization of the Existing Lender Claims is respected, then a Holder of an Existing Lender Claim will recognize gain or loss measured by the difference between the amount realized by that Holder in connection with the Claim and its basis in the Claim, except possibly as described below under “Allocation Between Principal and Interest.”  The amount realized by a Holder of an Existing Lender Claim is equal to the sum of (a) the fair market value of that Holder’s pro rata share of New Common Stock, (b) the fair market value of that Holder’s pro rata share of New Subsidiary Preferred Stock and (c) the issue price of that Holder’s pro rata share of the New Senior Notes.  A Holder’s tax basis in the New Common Stock, New Subsidiary Preferred Stock and New Senior Notes will equal the amount realized with respect to each asset.  The holding period for the New Common Stock, New Subsidiary Preferred Stock and New Senior Notes will begin on the day following the exchange.  The character of any gain as long-term or short-term capital gain or as ordinary income will be determined by a number of factors, including the tax status of the Holder, whether the claim is a capital asset in the hands of the Holder, whether the claim has been held for more than one year and whether the claim was purchased at a discount after it had been issued.  Holders will be subject to limitations on their ability to offset capital losses against ordinary income.

(a)           New Senior Notes.  Under the terms of the New Senior Notes if New Parent and its subsidiaries do not meet certain EBITDA thresholds, the issuer of the New Senior Notes has the option with respect to the first two semi-annual interest payments to pay regular cash interest of 4.75% on half of the outstanding principal amount of the New Senior Notes and to pay the interest on the other half of the outstanding principal amount of the New Senior Notes in the form of PIK notes at an interest rate of at the rate of 4.75%, provided that in the event that the Company elects to issue such PIK interest notes it shall pay a cash fee in an amount of 0.50% on the date of issuance.  Under the Code and Regulations, there is included in the gross income for each taxable year of a holder of a debt instrument that is issued with original issue discount (“OID”), a ratable amount of the OID, regardless of whether cash is received with respect to the OID amount.  Although the right of the issuer of a debt instrument to defer payments of interest on the instrument (including deferral through the issuance of PIK notes) usually creates OID, where, as in the instant situation, the effect of the issuer electing such deferral would be to increase the yield on the debt instrument, the right to defer payment is not taken into account, and no OID is created.

(b)           New Subsidiary Preferred Stock.  Generally, under the Code and Regulations the excess of the redemption price of preferred stock over its issue price is treated as constructive distributions to the holders of that stock, which are includible in their gross income over the expected term of the stock.  The Debtors believe that the issue price of the New Subsidiary Preferred Stock will be its fair market value on the Effective Date, which may be less than the redemption price of that stock.  If New Subsidiary determines, or if the IRS successfully asserts, that the fair market value of the New Subsidiary Preferred Stock is less than its redemption price, there will be included in the gross income of holders of that stock, as constructive distributions received over the expected term of the stock under a constant yield method, the amount of that difference (without a corresponding receipt of Cash by the holders).

In addition, although dividends on the New Subsidiary Preferred Stock will accumulate quarterly, payment of those dividends will be subject to limitations set forth in the senior debt instruments of New Subsidiary and its subsidiaries, and thus it is not anticipated that dividends will be paid currently on the New Subsidiary Preferred Stock.  Under current law, accumulated but unpaid dividends on preferred stock are not treated as constructive distributions, but this rule is subject to change by the issuance of Regulations.  However, under the terms of the New Subsidiary Preferred Stock, New Subsidiary will issue PIK preferred stock with respect to the first year’s cash dividend on the New Subsidiary Preferred Stock if STI-LLC elects to pay interest on the New Senior Notes in the form of PIK notes.  The payment of dividends by the issuance of PIK preferred stock, unlike accumulated but unpaid dividends, would constitute a distribution that would be included in the gross income of the holders of the New Subsidiary Preferred Stock.

Distributions (including constructive distributions) on the New Subsidiary Preferred Stock would be taxable as dividend income to holders only to the extent of their pro rata share of the current and accumulated earnings and profits for United States federal income tax purposes of New Subsidiary and its subsidiaries.

(2)              U.S. Holders of Senior Subordinated Note Claims

The Debtors believe and intend to take the position that none of the Senior Subordinated Note Claims will be classified as securities for federal income tax purposes.  If either the Purchase is not recharacterized as a tax-free transaction or the characterization of the Senior Subordinated Note Claims is respected, a Holder of a Senior Subordinated Note Claim will recognize gain or loss measured by the difference between the fair market value of such Holder’s pro rata share of the New Warrants received and its basis in the Senior Subordinated Note Claim exchanged, except as described below under “Allocation Between Principal and Interest.”

A Holder’s tax basis in the New Warrants will equal its Pro Rata share of the fair market value of the New Warrants.  The holding period for the New Warrants will begin on the day following the exchange.  The character of any gain as long-term or short-term capital gain or as ordinary income will be determined by a number of factors, including the tax status of the Holder, whether the claim is a capital asset in the hands of the Holder, whether the claim has been held for more than one year, and whether the claim was purchased at a discount after it had been issued.  Holders will be subject to limitations on their ability to offset capital losses against ordinary income.  The exercise of a New Warrant will not cause a Holder to realize any gain or loss.  A Holder’s tax basis in the New Common Stock purchased upon the exercise of a New Warrant will equal the sum of that Holder’s tax basis in the New Warrant and the amount the Holder paid to purchase the New Common Stock.  The Holder’s holding period of the New Common Stock purchased upon the exercise of the Warrant will begin on the date the Holder purchased the New Common Stock.

(3)              Holders of Equity Interests in Superior

Holders of Equity Interests in Superior will not receive any property or interest in exchange for their Equity Interests and such Equity Interests will be canceled pursuant to the Plan.  A Person holding such Equity Interests as a capital asset will be able to take a worthless stock deduction.  Section 165(g) of the Code provides that if a security that is held as a capital asset becomes wholly worthless during the taxable year, the holder is entitled to a capital loss, which is treated as recognized from the sale or exchange of such security on the last day of such taxable year.  The definition of securities includes (i) shares of stock in a corporation and (ii) the right to subscribe for or to receive shares of stock in a corporation.  The amount of loss deductible is limited to the Holder’s basis in the Equity Interests in Superior.

(4)              Market Discount

The market discount provisions of the Internal Revenue Code may apply to Holders of certain Claims.  In general, a debt obligation (other than a debt obligation with a fixed maturity of one year or less) that is acquired by a holder in the secondary market (or, in certain circumstances, upon original issuance) is a “market discount bond” as to that Holder if its stated redemption price at maturity (or, in the case of a debt obligation having original issue discount, its revised issue price) exceeds the tax basis of the debt obligation in the holder’s hands immediately after its purchase.  However, a debt obligation will not be a market discount bond if such excess is less than a statutory de minimis amount.  Gain recognized by a Holder of a Claim with respect to a market discount bond generally will be treated as ordinary interest income to the extent of the market discount accrued on such bond during the Holder’s period of ownership, unless the Holder elected to include the accrued market discount in taxable income currently.  A Holder of a market discount bond that is required under the market discount rules of the Code to defer deduction of all or a portion of the interest on indebtedness incurred or maintained to acquire or carry the bond may be allowed to deduct such interest, in whole or in part, on the disposition of such bond.

(5)              Allocation Between Principal and Interest

The Plan provides that, to the extent that any Allowed Claim entitled to a Distribution under the Plan is composed of indebtedness and accrued but unpaid interest on such indebtedness, such Distribution will, to the extent permitted by applicable law, be allocated for United States federal income tax purposes to the principal amount of the Claim first and then, to the extent the consideration exceeds the principal amount of the Claim, to the portion of the Claim representing accrued but unpaid interest.  The Debtors intend to take the position that any Distribution made under the Plan with respect to an Allowed Claim will be allocated first to the principal amount of the Claim, with the excess over the principal amount being allocated to accrued but unpaid interest.  However, current federal income tax law is unclear on this point and no assurance can be given that the IRS will not successfully challenge the Debtors’ position.  If any portion of the Distribution were required to be allocated to accrued interest, such portion would be taxable to the Holder as interest income rather than as gain or loss as described above, except to the extent the Holder has previously reported such interest income.  A Holder will recognize a deductible loss to the extent any accrued interest claim was previously included in its gross income and is not paid in full.  A Holder’s basis in such property will be equal to the amount of interest income received, and the Holder’s holding period will begin on the day following the exchange.

D.                                    Information Reporting and Backup Withholding

The Debtors may be required to file information returns with the IRS with respect to payments made to certain Holders of Claims as a result of the Distributions pursuant to the Plan.  In addition, certain Holders may be subject to a 28 percent backup withholding tax in respect of certain payments, e.g., interest, if they do not provide their taxpayer identification numbers.  Amounts withheld under the backup withholding rules are allowed as a refund or credit against Holders’ United States federal income tax liability.

THE FOREGOING SUMMARY IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING WITH A TAX PROFESSIONAL.  ALL HOLDERS OF CLAIMS ARE STRONGLY URGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES OF THE PLAN.

VI.           ACCEPTANCE AND CONFIRMATION OF THE PLAN

The following is a brief summary of the provisions of the Bankruptcy Code respecting acceptance and confirmation of a plan of reorganization.  Holders of Claims and Equity Interests are encouraged to review the relevant provisions of the Bankruptcy Code and/or to consult their own attorneys.

A.                                    Acceptance of the Plan

This Disclosure Statement is provided in connection with the solicitation of acceptances of the Plan.  The Bankruptcy Code defines acceptance of a plan of reorganization by a class of Claims as acceptance by holders of at least two-thirds in dollar amount, and more than one-half in number, of the allowed Claims of that class that have actually voted or are deemed to have voted to accept or reject a plan.  The Bankruptcy Code defines acceptance of a plan of reorganization by a class of interests as acceptance by at least two-thirds in amount of the allowed interests of that class that have actually voted or are deemed to have voted to accept or reject a plan.

If one or more Impaired Classes rejects the Plan, the Debtors may, in their discretion, nevertheless seek confirmation of the Plan if the Debtors believe that they will be able to meet the requirements of Section 1129(b) of the Bankruptcy Code for Confirmation of the Plan (which are set forth below), despite lack of acceptance by all Impaired Classes.

B.                                    Confirmation Hearing

Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court, after notice, to hold a hearing on confirmation of a plan.  Notice of the Confirmation Hearing of the Plan has been provided to all known holders of Claims and Equity Interests or their representatives along with this Disclosure Statement.  The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for an announcement of the adjourned date made at the Confirmation Hearing or any subsequent adjourned Confirmation Hearing.

Section 1128(b) of the Bankruptcy Code provides that any party-in-interest may object to confirmation of a plan.  Any objection to Confirmation of the Plan must be in writing, must conform with the Bankruptcy Rules and the Local Rules of the Bankruptcy Court, must set forth the name of the objectant, the nature and amount of Claims or Equity Interests held or asserted by the objectant against the Debtors’ Estate or property, and the basis for the objection and the specific grounds in support thereof.  Such objection must be filed with the Bankruptcy Court, with a copy forwarded directly to the Clerk of the Bankruptcy Court, 824 Market Street, Wilmington, DE 19801, together with proof of service thereof, and served upon Pachulski, Stang, Ziehl, Young, Jones & Weintraub P.C., 919 North Market Street, 16th Floor, Wilmington, DE 19108, Attention: Laura Davis Jones, Esq., Tel: (302) 652-4100, so as to be received no later than the date and time designated in the notice of the Confirmation Hearing.

C.                                    Certain Statutory Requirements for Confirmation of the Plan

At the Confirmation Hearing, the Debtors will request that the Bankruptcy Court determine that the Plan satisfies the requirements of Section 1129 of the Bankruptcy Code.  If the Bankruptcy Court determines such requirements are satisfied, the Bankruptcy Court will enter the Confirmation Order.  The applicable requirements of Section 1129 of the Bankruptcy Code are as follows:

(1)           The Plan must comply with the applicable provisions of the Bankruptcy Code.

(2)           The Debtors must have complied with the applicable provisions of the Bankruptcy Code.

(3)           The Plan has been proposed in good faith and not by any means forbidden by law.

(4)           Any payment made or promised to be made under the Plan for services or for costs and expenses in, or in connection with, the Chapter 11 Cases, or in connection with the Plan and incident to the Chapter 11 Cases, has been disclosed to the Bankruptcy Court, and any such payment made before Confirmation of the Plan is reasonable, or if such payment is to be fixed after Confirmation of the Plan, such payment is subject to the approval of the Bankruptcy Court as reasonable.

(5)           Best Interests of Creditors Test.  With respect to each Class of Impaired Claims or Equity Interests, either each Holder of a Claim or Equity Interest of such Class has accepted the Plan, or will receive or retain under the Plan on account of such Claim or Equity Interest, property of a value, as of the Effective Date of the Plan, that is not less than the amount that such holder would receive or retain if the Debtors were liquidated on such date under Chapter 7 of the Bankruptcy Code.  In a Chapter 7 liquidation, creditors and interest holders of a debtor are paid from available assets generally in the following order, with no lower class receiving any payments until all amounts due to senior classes have either been paid in full or payment in full is provided for (a) first to secured creditors (to the extent of the value of their collateral), (b) next to priority creditors, (c) next to unsecured creditors, (d) next to debt expressly subordinated by its terms or by order of the Bankruptcy Court and (e) last to holders of equity interests.  Annexed to this Disclosure Statement as Exhibit C is the Liquidation Analysis prepared by Rothschild, Inc. (“Rothschild”), the Debtors’ financial advisors.  As set forth therein, in light of the foregoing priorities of payment of Claims, the Debtors believe that if the Chapter 11 Cases were converted to a Chapter 7 liquidation, Holders of Existing Lender Claims would receive less than they will receive under the Plan and Holders of all other Claims and Equity Interests would receive no distributions on account of such Claims and Equity Interests.

(6)           Each Class of Claims or Equity Interests accepted the Plan or is not Impaired under the Plan.

(7)           Except to the extent that the holder of a particular Claim has agreed to different treatment of such Claim, the Plan provides that Allowed Administrative Claims and Priority Claims (other than Allowed Priority Tax Claims) will be paid in full on the Effective Date and that Allowed Priority Tax Claims will receive on account of such Claims deferred Cash payments, over a period not exceeding six years after the date of assessment of such Claim, of a value, as of the Effective Date, equal to the Allowed amount of such Claim.

(8)           At least one Impaired Class of Claims has accepted the Plan, determined without including any acceptance of the Plan by any Insider holding a Claim of such Class.

(9)           Feasibility of the Plan.  Confirmation is not likely to be followed by the liquidation, or the need for further financial reorganization of the Debtors or any successor to the Debtors under the Plan.  Annexed to this Disclosure Statement as Exhibit B are the Financial Projections prepared by Rothschild.  The Financial Projections are for a period of 4¼ years following the Effective Date of the Plan and also include a pro forma balance sheet as of the Effective Date.  The Financial Projections demonstrate that, given estimated expenses and income, and taking into account Cash reserves, the Reorganized Debtors will be able to satisfy their obligations under the Plan, as well as their obligations arising in connection with their ongoing business operations.

D.                                    Confirmation Without Acceptance by All Impaired Classes

Section 1129(b) of the Bankruptcy Code allows a Bankruptcy Court to confirm a plan, even if such plan has not been accepted by all impaired classes entitled to vote on such plan, provided that such plan has been accepted by at least one impaired class.  If any Impaired Classes reject or are deemed to have rejected the Plan, the Debtors reserve their right to seek the application of the statutory requirements set forth in Section 1129(b) of the Bankruptcy Code for Confirmation of the Plan despite the lack of acceptance by all Impaired Classes.

Section 1129(b) of the Bankruptcy Code provides that notwithstanding the failure of an impaired class to accept a plan of reorganization, the plan will be confirmed, on request of the proponent of the plan, in a procedure commonly known as “cram-down,” so long as the plan does not “discriminate unfairly” and is “fair and equitable” with respect to each class of claims or equity interests that is impaired under and has not accepted the plan.

The condition that a plan be “fair and equitable” with respect to a non-accepting class of secured claims includes the requirements that (a) the holders of such secured claims retain the liens securing such claims to the extent of the allowed amount of the claims, whether the property subject to the liens is retained by the debtor or transferred to another entity under the plan and (b) each holder of a secured claim in the class receive deferred Cash payments totaling at least the allowed amount of such claim with a present value, as of the effective date of the plan, at least equivalent to the value of the secured claimant’s interest in the debtor’s property subject to the liens.

The condition that a plan be “fair and equitable” with respect to a non-accepting class of unsecured claims includes the requirement that either (a) such class receive or retain under the plan property of a value as of the effective date of the plan equal to the allowed amount of such claim or (b) if the class does not receive such amount, no class junior to the non-accepting class will receive a distribution under the plan.

The condition that a plan be “fair and equitable” with respect to a non-accepting class of equity interests includes the requirements that either (a) the plan provides that each holder of an equity interest in such class receive or retain under the plan, on account of such equity interest, property of a value, as of the effective date of the plan, equal to the greater of (i) the allowed amount of any fixed liquidation preference to which such holder is entitled, (ii) any fixed redemption price to which such holder is entitled or (iii) the value of such equity interest or  (b) if the class does not receive such amount, no class of equity interests junior to the non-accepting class will receive a distribution under the plan.

VII.         VALUATION

See Exhibit G to this Disclosure Statement.

VIII.        RISK FACTORS

HOLDERS OF ALL CLASSES OF CLAIMS AND EQUITY INTERESTS SHOULD READ AND CONSIDER CAREFULLY THE FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS DISCLOSURE STATEMENT (AND THE DOCUMENTS DELIVERED TOGETHER HEREWITH AND/OR INCORPORATED BY REFERENCE IN THIS DISCLOSURE STATEMENT), PRIOR TO VOTING TO ACCEPT OR REJECT THE PLAN.

A.                                    Dependence on Key Personnel

The Debtors are dependent on the continued services of certain senior executives.  The Debtors believe the loss of the services of one or more of these individuals could have a material adverse effect on the Reorganized Debtors.

B.                                    Copper Related Risks

Copper is the primary raw material used by the Debtors in the manufacturing of their products.  There are a limited number of copper suppliers in the United States.  The Debtors have been able to maintain good relations with their copper suppliers.  There is no assurance, however, that such relations will continue.  In addition, copper is a commodity and is therefore subject to price volatility.  Fluctuations in the cost of copper have not had a material impact on profitability due to the ability of the Debtors in most cases to adjust product pricing in order to properly match the price of copper billed with the copper cost component of the inventory shipped.  Additionally, the Debtors, to a limited extent, utilize COMEX fixed price futures contracts to manage the commodity price risk.  The loss of a supply of copper or a severe short term volatility in copper COMEX pricing could have a material adverse effect on the Reorganized Debtors.

C.                                    Technological Factors

The Debtors, through the Communications Group, are the largest supplier of copper outside plant (“OSP”) cables used by the RBOCs and other telephone companies in the “local loop” portion of the telecommunications infrastructure.  Copper OSP is the Communications Group’s largest product segment.  Over the past several years, fiber optic cable has been deployed in certain trunking line applications connecting central office to central office and in feeder lines which connect central offices to the “local loop.”  To date, there has been only a limited deployment of fiber optic cable into the “local loop,” due to cost considerations and other factors.  While the Debtors do not anticipate that the rate of fiber optic cable deployment into the “local loop” will increase significantly in the near future, the cost of installing, operating and maintaining fiber optic cable and related systems in the “local loop” has continued to decline and certain recent regulatory rulings have resulted in certain economic incentives for the deployment of fiber optic cable in the “local loop.”  Accordingly, if the rate of introduction of fiber optic cable into the “local loop” accelerates, then the demand for the Debtors’ copper OSP cable could be negatively impacted.  Such negative impact could have a material adverse effect on the Reorganized Debtors.

D.                                    Telephone Industry Spending Reductions

The Debtors’ largest customer segments in the Communications Group are the RBOCs and independent telephone operating companies.  Over 60% of sales of the Communications Group are attributable to these customers.  Beginning in the second half of 2001 and continuing through the first six months of 2003, the RBOCs and the independent telephone companies have substantially reduced their capital expenditure levels, including substantial reductions in purchases of the communications cable products supplied by the

Debtors.  It is estimated that purchases of communications cable by the RBOCs and independent telephone companies is at approximately 50% of the levels experienced in 1999 and 2000.  While the Debtors do not believe that the RBOCs and independent telephone companies will materially further reduce their purchases of communications cable, the telephone companies are experiencing extreme competitive pressures from CATV companies and other competitive alternative providers of local exchange service, resulting in negative access line growth and loss of subscribers.  There can be no assurance that such market conditions will not result in further reductions in the demand for the Debtors’ communications cable products.  Further reductions in demand could have a material adverse effect on the Reorganized Debtors.

E.                                      Migration of Magnet Wire Demand to China

The Debtors’ OEM Groups’ principal product is magnet wire, which is used primarily in motors for industrial, automotive, appliance and other applications.  The Debtors currently service the North American market, with limited sales elsewhere.  Several of the Debtors’ major magnet wire customers are shifting, or have plans to shift, certain levels of product manufacturing to China.  The Debtors do not currently have production capabilities in China, but are evaluating entering the China market to service the growing demand there, including the requirements of existing customers who are located in, or are locating production to, China.  The Debtors believe that generally they will be able to offset any loss in sales due to their North American customers’ relocation of manufacturing to China through establishing production capabilities and serving such customers’ requirements in China.  There can be no assurance, however, that the Debtors will be successful in establishing production facilities or other arrangements in China, or that they will be able to successfully compete in China and/or offset any loss of business resulting from the decline in demand of their products in North America from this shift of customer requirements to China.

F.                                      Competitive Conditions

The market for wire and cable products is highly competitive.  Each of the Debtors’ businesses competes with at least one major competitor.  Many of the Debtors’ products are made to industry specifications and, therefore, may be interchangeable with competitors’ products.  The Debtors are subject to competition in many markets on the basis of price, delivery time, customer service and their ability to meet specialty needs.  The Debtors believe they enjoy strong customer relations resulting from their long participation in the industry, emphasis on customer service, commitment to quality control, reliability and substantial production resources.  There can be no assurance, however, that the Reorganized Debtors will be able to compete successfully with their existing competitors or with new competitors.  Failure to compete successfully could have a material adverse effect on the Reorganized Debtors’ financial condition, liquidity and results of operations.

G.                                    Debtors’ Use of Derivative Financial Instruments

The Debtors, to a limited extent, have used or use forward fixed price contracts and derivative financial instruments to manage foreign currency exchange and commodity price risks.  The Debtors are exposed to credit risk in the event of nonperformance by counterparties for foreign exchange forward contracts, metal forward price contracts and metals futures contracts, but the Debtors do not anticipate nonperformance by any of these counterparties.  The amount of exposure is generally limited to any unrealized gains within the underlying contracts.  The nonperformance by any of these counterparties could have an adverse effect on the Reorganized Debtors.

H.                                    General Market and Economic Risks

The Debtors’ businesses are affected by the state of the United States and global economy in general, and by the varying economic cycles of the industries in which their products are used.  There can be no assurance that any future condition of the United States economy or the economies of the other countries in which the Debtors do business will not have an adverse effect on the Debtors’ businesses, operations or financial performance.

I.                                         Material United States Federal Income Tax Considerations

THERE ARE A NUMBER OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS, RISKS AND UNCERTAINTIES ASSOCIATED WITH CONSUMMATION OF THE PLAN.  INTERESTED PARTIES SHOULD READ CAREFULLY THE DISCUSSION SET FORTH IN ARTICLE V OF THIS DISCLOSURE STATEMENT, ENTITLED “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN” FOR A DISCUSSION OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES AND RISKS FOR THE DEBTORS AND FOR HOLDERS OF CLAIMS THAT ARE ENTITLED TO VOTE TO ACCEPT OR REJECT THE PLAN RESULTING FROM THE TRANSACTIONS OCCURRING IN CONNECTION WITH THE PLAN.

J.                                      Projected Financial Information

The Financial Projections annexed as Exhibit B to this Disclosure Statement are dependent upon the successful implementation of the business plan and the validity of the other assumptions contained therein.  These projections reflect numerous assumptions, including Confirmation and Consummation of the Plan in accordance with its terms, the anticipated future performance of the Debtors, industry performance, certain assumptions with respect to competitors of the Debtors, general business and economic conditions,  and other matters, many of which are beyond the control of the Debtors.  In addition, unanticipated events and circumstances occurring subsequent to the preparation of the projections may affect the actual financial results of the Debtors.  Although the Debtors believe that the projections are reasonably attainable, variations between the actual financial results and those projected may occur and be material.

K.                                    Lack of Market for Securities Issued Pursuant to Plan

There is no currently existing market for the New Senior Notes, New Common Stock, New Warrants or New Subsidiary Preferred Stock issued under the Plan, and there can be no assurance that an active trading market will develop or as to the degree of price volatility in any such particular market.  Accordingly, no assurance can be given that a holder of securities issued pursuant to the Plan will be able to sell such securities in the future or as to the price at which any such sale may occur.  If such market were to exist, the liquidity of the market for such securities and the prices at which such securities will trade will depend upon many factors, including the number of holders, investor expectations for the Debtors, and other factors beyond the Debtors’ control.

L.                                     Extended Stay in Chapter 11

The Debtors believe that a prolonged stay in Chapter 11 could adversely affect their business prospects and relationships, particularly business derived from customer supply agreements and other customer contractual relationships, some of which expire at the end of the year 2003. The Debtors believe they will emerge from Chapter 11 before the end of the year 2003.  There can be no assurance, however, that such emergence will occur.  Any prolonged stay in Chapter 11 could have a material adverse effect on the Debtors’ ability to reorganize.

M.                                  Risks Associated with Exit Facility

The Debtors’ operations are dependent on the availability and cost of working capital financing and may be adversely affected by any shortage or increased cost of such financing.  The Debtors anticipate entering into the Exit Facility, the terms of which will provide a credit availability, secured with liens on substantially all of the Reorganized Debtors’ assets, which liens will be senior to the liens securing the New Senior Notes.  The Debtors anticipate that the Exit Facility will be used to (a) fund repayment of the DIP Facility, (b) provide short-term working capital needs, (c) fund debt service on the New Senior Notes and the New Subsidiary Preferred Stock and (d) fund letters of credit.  The Debtors believe that substantially all of their needs for funds necessary for post-Effective Date working capital financing will be met by projected operating cash flow or the Exit Facility.  The proposed Exit Facility may contain certain conditions and covenants, however, that the Debtors may not be able to meet.  Moreover, if the Debtors require working capital greater than that provided by the Exit Facility, they may be required either to (a) seek to increase the availability under the Exit Facility, (b) obtain other sources of financing or (c) curtail their operations.  Some of the factors which may affect the amount of financing required to consummate the Plan include, without limitation, a delay in consummating the Plan, and whether the Debtors’ cash flow prior to the Effective Date is more or less than budgeted.  The Debtors believe that the recapitalization to be accomplished through the Plan will facilitate the Debtors’ ability to obtain additional or replacement working capital financing.  No assurance can be given, however, that any additional replacement financing will be available on terms that are favorable or acceptable to the Debtors.  Moreover, there can be no assurance that the Debtors will be able to obtain an acceptable credit facility upon expiration of the Exit Facility.

N.                                    Claim Estimates

As noted above, the Bar Dates established in these Chapter 11 Cases have been established for August 25, 2003 for all creditors, and September 5, 2003 for governmental units.  The estimated Claim amounts reflected in the Plan and this Disclosure Statement therefore are the Debtors’ best estimates as to the Allowed amount of the Claims, assuming that the Debtors’ assumptions prove to be correct and do not take into account Claims that have been and may be filed through the bar dates and in connection with the rejection of executory contracts under the Plan.  There can be no assurance that the estimated percentage recovery amounts set forth in the Plan and this Disclosure Statement are correct because the actual Allowed amount of Claims may differ substantially from the estimates.  Estimated amounts are subject to certain risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the actual Allowed amount of the Claims may vary from the estimated amounts, and the Pro Rata Distributions are subject to such variation.

O.                                   Satisfaction of Certain Conditions Precedent to Confirmation and Consummation of the Plan

(1)           As mentioned above, Confirmation of the Plan is subject to the following conditions precedent, which must be satisfied or waived pursuant to the provisions of Section 9.3 of the Plan.

(a)           the Confirmation Order in form and substance reasonably acceptable to the Debtors and the Administrative Agent (acting on instructions of the Existing Lender Plan Committee), will have been signed by the Bankruptcy Court and duly entered on the docket for the Chapter 11 Cases by the Clerk of the Bankruptcy Court;

(b)           the Administrative Agent shall be reasonably satisfied that existing insurance arrangements regarding Personal Injury Claims will remain available following the Effective Date; and

(c)           a commitment letter respecting the Exit Facility, in form and substance reasonably acceptable to the Administrative Agent (acting on instructions of the Existing Lender Plan Committee), and the Debtors, which, among other things, satisfies the Minimum Availability Condition, will have been filed as an Exhibit to the Plan.

(2)           In addition, the Consummation of the Plan is subject to the following conditions precedent, which must be satisfied or waived pursuant to the provisions of Section 9.3 of the Plan.

(a)           ten days will have passed since the entry of the Confirmation Order, and the Confirmation Order will have become a Final Order;

(b)           the closing of the Exit Facility in a form that, among other things, satisfies the Minimum Availability Condition, will have occurred and all obligations under the DIP Facility will have been satisfied in full in Cash and the DIP Facility will have been terminated;

(c)           all authorizations, consents and regulatory approvals required (if any) in connection with the effectiveness of the Plan will have been obtained; and

(d)           the Plan Documents will have been finalized and fully executed, in form and substance satisfactory to the Debtors and the Administrative Agent and the Existing Lender Plan Committee.

Although the Debtors, with the consent of the Administrative Agent (acting on the instructions of the Existing Lender Plan Committee), may waive any of the conditions precedent to Confirmation of the Plan or to Consummation of the Plan set forth in Section 9.3 of the Plan at any time, without notice, without leave or order of the Bankruptcy Court, and without any formal action other than proceeding to confirm or consummate the Plan, there can be no assurance that all conditions precedent to Confirmation and Consummation will be met and, if not met, that the Debtors will agree to waive such conditions.  Nor can there be any assurance that the Debtors will be able to obtain the consent of the Administrative Agent to waive any of these conditions.

P.                                     Certain Other Bankruptcy Related Considerations

(1)              Risk of Non-Confirmation of the Plan

Although the Debtors believe that the Plan will satisfy all requirements necessary for Confirmation by the Bankruptcy Court, there can be no assurance that the Bankruptcy Court will reach the same conclusion.  There can also be no assurance that modifications of the Plan will not be required for Confirmation, that any negotiations regarding such modifications would not adversely affect the Holders of Allowed Claims or that such modifications would not necessitate the resolicitation of votes.

(2)              Nonconsensual Confirmation

In the event any impaired class of claims or equity interests does not accept a plan of reorganization, a bankruptcy court may nevertheless confirm such plan of reorganization at the proponent’s request if at least one impaired class has accepted the plan of reorganization (with such acceptance being determined without including the acceptance of any “insider” in such class) and, as to each impaired class which has not accepted the plan of reorganization, the bankruptcy court determines that the plan of reorganization “does not discriminate unfairly” and is “fair and equitable” with respect to non-accepting impaired classes.  In the event that any Impaired Class of Claims or Equity Interests fails to accept the Plan in accordance with Section 1129(a)(8) of the Bankruptcy Code, the Debtors reserve the right to request nonconsensual Confirmation of the Plan in accordance with Section 1129(b) of the Bankruptcy Code.  There, however, is no assurance that the Bankruptcy Court will confirm the Plan under Section 1129(b) of the Bankruptcy Code.

(3)              Objections to Classifications

Section 1122 of the Bankruptcy Code provides that a plan may place a claim or an interest in a particular class only if such claim or interest is substantially similar to the other claims or interests of such class.  The Debtors believe that the classification of Claims and

Interests under the Plan complies with the requirements set forth in the Bankruptcy Code.  However, there can be no assurance that the Bankruptcy Court would reach the same conclusion.

IX.           ALTERNATIVES TO THE PLAN AND CONSEQUENCES OF REJECTION

Among the possible consequences if the Plan is rejected or if the Bankruptcy Court refuses to confirm the Plan are the following (A) an alternative plan could be proposed or confirmed or (B) the Chapter 11 Cases could be converted to a liquidation under Chapter 7 of the Bankruptcy Code.

A.                                    Alternative Plans

As previously mentioned, with respect to an alternative plan, the Debtors and their professional advisors have explored various alternative scenarios and believe that the Plan enables the Holders of Claims to realize the maximum recovery under the circumstances.  The Debtors believe the Plan is the best plan that can be proposed and serves the best interests of Holders of Claims and other parties-in-interest.

B.                                    Chapter 7 Liquidation

As discussed above in Section VI.D, with respect to each Class of Impaired Claims or Equity Interests, either each Holder of a Claim or Equity Interest of such Class has accepted the Plan, or will receive or retain under the Plan on account of such Claim or Equity Interest, property of a value, as of the Effective Date of the Plan, that is not less than the amount that such Holder would receive or retain if the Debtors were liquidated on such date under Chapter 7 of the Bankruptcy Code.  In a Chapter 7 liquidation, creditors and equity interest holders of a debtor are paid from available assets generally in the following order, with no lower class receiving any payments until all amounts due to senior classes have either been paid in full or payment in full is provided for (1) first to secured creditors (to the extent of the value of their collateral), (2) next to priority creditors, (3) next to unsecured creditors, (4) next to debt expressly subordinated by its terms or by order of the Bankruptcy Court and (5) last to holders of equity interests.  Based on the liquidation analysis annexed hereto as Exhibit C, the Debtors believe that if the Chapter 11 Cases were converted to a Chapter 7 liquidation, Holders of Existing Lender Claims would receive less than they would under the Plan and Holders of all other Claims and Equity Interests would receive no distributions on account of such Claims and Equity Interests.

X.            RECOMMENDATION AND CONCLUSION

The Debtors and their professional advisors have analyzed different scenarios and believe that the Plan will provide for a more favorable Distribution to Holders of Allowed Claims than would otherwise result if an alternative restructuring plan were proposed or the assets of the Debtors were liquidated.  In addition, any alternative other than Confirmation of the Plan could result in extensive delays and increased administrative expenses resulting in potentially smaller Distributions to the Holders of Allowed Claims.  Accordingly, the Debtors recommend Confirmation of the Plan and urge all Holders of Impaired Claims to vote to accept the Plan, and to evidence such acceptance by returning their Ballots so that they will be received by no later than the Voting Deadline.

In addition, as stated above, the Official Committee of Unsecured Creditors, appointed in these Chapter 11 Cases to represent the interests of all Unsecured Creditors, supports Confirmation of the Plan and encourages all Holders of Impaired Claims to vote to accept the Plan.

Dated: August 28, 2003	SUPERIOR TELECOM INC., et al.,
Debtors and Debtors in Possession

	By:	/s/ David S. Aldridge
David S. Aldridge
Chief Restructuring Officer,
Chief Financial Officer and Treasurer

PACHULSKI, STANG, ZIEHL, YOUNG, JONES & WEINTRAUB P.C.	PROSKAUER ROSE LLP
Laura Davis Jones (Bar No. 2436)	Alan B. Hyman (AH-6655)
James I. Stang (CA Bar No. 94435)	Jeffrey W. Levitan (JL-6155)
Michael R. Seidl (Bar No. 3889)	Lisa A. Chiappetta (LC-6514)
Curtis A. Hehn (Bar No. 4264)	1585 Broadway
919 N. Market Street, 16th Floor	New York, New York 10036
P.O. Box 8705	Telephone: (212) 969-3000
Wilmington, Delaware 19899-8705 (Courier 19801)	Facsimile: (212) 969-2900
Telephone:(302) 652-4100
Facsimile:(302) 652-4400

BANKRUPTCY COUNSEL TO DEBTORS AND DEBTORS IN POSSESSION	SPECIAL COUNSEL TO DEBTORS AND DEBTORS IN POSSESSION

EXHIBIT A

DEBTORS’ AMENDED JOINT PLAN OF
REORGANIZATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

EXHIBIT B

FINANCIAL PROJECTIONS

SUPERIOR TELECOM INC.

FINANCIAL PROJECTIONS

The financial projections included in this Disclosure Statement are dependent upon the successful implementation of the business plan and the validity of the other assumptions contained therein.  The projections were not prepared with a view towards compliance with guidelines established by the American Institute of Certified Public Accountants (“AICPA”), the Financial Accounting Standards Board (“FASB”), or the rules and regulations of the Securities and Exchange Commission (“SEC”).  Furthermore, the projections are not necessarily presented in accordance with Generally Accepted Accounting Principles (“GAAP”) and have not been audited or reviewed by the Debtors’ independent accountants.  These projections reflect numerous assumptions, including confirmation and consummation of the Plan in accordance with its terms, the anticipated future performance of the Debtors, industry specific conditions and performance, certain assumptions with respect to competitors of Debtors, general business and economic conditions, tax consequences of the Plan and other matters, many of which are beyond the control of the Debtors.  In addition, unanticipated events and circumstances occurring subsequent to the preparation of the projections may affect the actual financial results of the Debtors.  Although the Debtors believe that the projections are reasonably attainable, variations between the actual financial results and those projected may occur and be material.  See Section VIII titled “RISK FACTORS” for a discussion of certain factors that may affect the future financial performance as compared to these projections.

The assumed fiscal year end is December 31.

The projections should be read in conjunction with the historical consolidated financial statements of Superior and the related notes thereto contained in this Disclosure Statement.  The presentation of projected financial information, while believed to be more meaningful by management for purposes of this Disclosure Statement, has not been prepared in accordance with GAAP, as it is presented in a condensed format and the Statements of Cash Flows are presented in a modified format from that typically presented under GAAP.

SUPERIOR TELECOM INC.

UNAUDITED PROJECTED PRO FORMA BALANCE SHEET

The following unaudited projected pro forma consolidated balance sheet of Superior adjusts the forecasted September 30, 2003 balance sheet to give effect to the Plan as if consummated on September 30, 2003.

The unaudited projected pro forma consolidated balance sheet assumes Superior’s assets and liabilities are adjusted to their fair values, and a new entity is created with no retained earnings or accumulated deficit as of the date the Debtors emerge from Chapter 11 proceedings.  The pro forma adjustments shown do not include all the adjustments Superior expects will be required when the principals of “Fresh Start” reporting required by American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”) are applied.  Management does not believe these additional adjustments would materially alter the unaudited projected pro forma consolidated balance sheet.

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($ in millions)

	9/30/03 Estimated Pre-Confirmation	Restructuring Adjustments		9/30/03 Estimated Pro Forma
ASSETS
Cash and Equivalents	$6.0			$6.0
Accounts Receivable	106.4			106.4
Inventory	114.5			114.5
Other Current Assets	30.6	(10.8	)(a)	19.8
Total Current Assets	$257.6			$246.8

Property, Plant & Equipment, Net	260.7	(34.8	)(b)	225.9
Other Long Term Assets	11.1	(5.0	)(a,c)	6.1
TOTAL ASSETS	$529.4			$478.8

LIABILITIES AND EQUITY
Accounts Payable	$53.0	(13.3	)(d)	$39.8
Accrued and Other Liabilities	90.7	(55.9	)(d)	34.8
Total Current Liabilities	$143.7			$74.5

DIP Loan Facility	41.6	(41.6	)(e)	—
New Revolving Credit Facility	—	55.0	(f)	55.0
New Senior Notes	—	145.0	(f)	145.0
Existing Lease Finance Obligation	5.0			5.0
Other Pre-Petition Debt	1,220.4	(1,220.4	)(g)	—
Total Debt	$1,267.0			$205.0

Other Long Term Liabilities	65.8	(36.5	)(d)	29.3
New Preferred Stock	—	5.0	(f)	5.0
Shareholders’ Equity	(947.2)	1,112.2	(h)	165.0
TOTAL LIABILITIES AND EQUITY	$529.4			$478.8

The projections should be read in conjunction with the historical consolidated financial statements of Superior and the related notes thereto contained in this Disclosure Statement.  The presentation of projected financial information, while believed to be more meaningful by management for purposes of this Disclosure Statement, has not been prepared in accordance with GAAP, as it is presented in a condensed format and the Statements of Cash Flows are presented in a modified format from that typically presented under GAAP.

3

(a)          Adjustment of tax assets / liabilities to reflect the tax consequences of the Plan (see   Section V titled “TAX CONSEQUENCES”)

(b)         Adjustments to carrying value of fixed assets in connection with the reorganization and application of fresh start accounting.  Such adjustments are based upon preliminary estimates of the fair market value of property, plant and equipment, and are subject to change based upon appraisals

(c)          Elimination of deferred financing fees related to DIP Loan Facility, net of addition of deferred financing fees related to the New Revolving Credit Facility

(d)         Elimination of pre-petition accounts payable, accrued and other liabilities

(e)          Refinanced from proceeds of borrowings under the New Revolving Credit Facility in connection with the Restructuring

(f)            New debt and preferred stock distributed pursuant to the Plan

(g)         Cancellation of pre-petition debt pursuant to the Plan

(h)         Preliminary adjustment to reflect cancellation of debt and application of fresh start accounting

The projections should be read in conjunction with the historical consolidated financial statements of Superior and the related notes thereto contained in this Disclosure Statement.  The presentation of projected financial information, while believed to be more meaningful by management for purposes of this Disclosure Statement, has not been prepared in accordance with GAAP, as it is presented in a condensed format and the Statements of Cash Flows are presented in a modified format from that typically presented under GAAP.

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SUPERIOR TELECOM INC.

UNAUDITED PROJECTED CONSOLIDATED INCOME STATMENT

($ in millions)

	Pre- Reorganization	Post-Reorganization
	Jan. - Sep. 2003	Oct. - Dec. 2003	Fiscal 2004(c)	Fiscal 2005(c)	Fiscal 2006(c)	Fiscal 2007(c)

Sales (a)	$765.3	$232.2	$1,016.9	$1,050.8	$1,085.9	$1,122.3
Cost of Goods Sold	679.6	207.6	896.5	923.5	952.0	981.6

Gross Profit	85.7	24.5	120.5	127.3	133.8	140.7

Selling, General and Administrative Expenses	62.4	20.7	81.6	84.3	87.2	90.1

Operating Income	23.4	3.8	38.9	43.0	46.6	50.5

Interest Expense	25.2	4.3	17.6	16.9	16.2	15.7
Preferred Trust Securities Distributions	5.0	—	—	—	—	—
Non-Recurring Charges	2.7	0.2	1.2	—	—	—
Other (Income)/Expense	(0.1)	(0.1)	(0.6)	(0.6)	(0.6)	(0.8)
Reorganization Items	67.2	—	1.1	—	—	—

Net Income Before Taxes	(76.7)	(0.6)	19.5	26.7	31.0	35.6

Income Tax (Benefit) / Expense	(10.3)	(0.2)	7.2	9.9	11.5	13.2

Equity Income in Affiliates	—	—	—	—	1.2	2.2

Net Income	$(66.5)	$(0.4)	$12.3	$16.8	$20.7	$24.6

EBITDA
Operating Income	$23.4	$3.8	$38.9	$43.0	$46.6	$50.5
Plus: Depreciation & Amortization	21.8	7.0	28.7	29.4	30.7	32.1
Plus: Non-Cash Compensation Charges (b)	0.7	—	—	—	—	—
Less: Other (Income)/Expense	0.1	0.1	0.6	0.6	0.6	0.8
EBITDA	$45.9	$10.9	$68.2	$72.9	$77.9	$83.4

(a)                                  Stated at $0.80 per pound COMEX value of copper

(b)                                 Included in Selling, General and Administrative Expenses

(c)                                  Fiscal year ended December 31

The projections should be read in conjunction with the historical consolidated financial statements of Superior and the related notes thereto contained in this Disclosure Statement.  The presentation of projected financial information, while believed to be more meaningful by management for purposes of this Disclosure Statement, has not been prepared in accordance with GAAP, as it is presented in a condensed format and the Statements of Cash Flows are presented in a modified format from that typically presented under GAAP.

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SUPERIOR TELECOM INC.

UNAUDITED PROJECTED CONSOLIDATED BALANCE SHEET

($ in millions)

	Post-Reorganization
	9/30/03	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
ASSETS
Cash and Equivalents	$6.0	$6.0	$6.0	$6.0	$6.0	$23.9
Accounts Receivable	106.4	94.6	105.4	109.3	115.9	122.9
Inventory	114.5	109.5	111.9	119.9	123.8	127.8
Other Current Assets	19.8	19.2	18.3	18.6	18.9	19.2
Total Current Assets	$246.8	$229.2	$241.7	$253.8	$264.6	$293.8

Property, Plant & Equipment, Net	225.9	222.2	209.9	200.4	190.0	178.9
Other Long Term Assets	6.1	5.9	5.8	6.0	6.7	8.1

TOTAL ASSETS	$478.8	$457.4	$457.4	$460.2	$461.3	$480.8

LIABILITIES AND EQUITY
Accounts Payable	$39.8	$34.2	$36.1	$37.2	$38.5	$39.7
Accrued and Other Liabilities	34.8	33.9	30.1	30.6	31.1	31.7
Total Current Liabilities	$74.5	$68.1	$66.2	$67.8	$69.6	$71.4

New Revolving Credit Facility	55.0	40.4	38.0	26.3	7.0	—
New Senior Notes	145.0	145.0	145.0	145.0	145.0	145.0
Existing Lease Finance Obligation	5.0	5.0	5.0	5.0	5.0	5.0
Total Debt	$205.0	$190.4	$188.0	$176.3	$157.0	$150.0

Other Long Term Liabilities	29.3	29.3	21.3	17.3	15.3	15.3
New Preferred Stock	5.0	5.0	5.0	5.0	5.0	5.0
Shareholders’ Equity	165.0	164.6	176.9	193.7	214.4	239.1

TOTAL LIABILITIES AND EQUITY	$478.8	$457.4	$457.4	$460.2	$461.3	$480.8

The projections should be read in conjunction with the historical consolidated financial statements of Superior and the related notes thereto contained in this Disclosure Statement.  The presentation of projected financial information, while believed to be more meaningful by management for purposes of this Disclosure Statement, has not been prepared in accordance with GAAP, as it is presented in a condensed format and the Statements of Cash Flows are presented in a modified format from that typically presented under GAAP.

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SUPERIOR TELECOM INC.

UNAUDITED PROJECTED STATEMENT OF CASH FLOWS

($ in millions)

	Oct. - Dec. 2003	Fiscal 2004(a)	Fiscal 2005(a)	Fiscal 2006(a)	Fiscal 2007(a)

Net Income	$(0.4)	$12.3	$16.8	$20.7	$24.6
Depreciation & Amortization	7.0	28.7	29.4	30.7	32.1
Non-Cash Interest	0.2	0.6	0.6	0.6	0.6
Changes in Other Assets / Liabilities	(1.0)	(8.7)	(4.8)	(3.3)	(2.0)
Change in Working Capital	12.4	(14.6)	(10.4)	(9.0)	(9.4)
Capital Expenditures	(3.6)	(16.0)	(19.8)	(20.4)	(21.0)

Free Cash Flow Before Discretionary Repayments of New Revolving Credit Facility	14.6	2.4	11.7	19.3	24.9

Discretionary Repayment of New Revolving Credit Facility	(14.6)	(2.4)	(11.7)	(19.3)	(7.0)

Change in Cash	—	—	—	—	$17.9

Cash and Equivalents - Beginning Balance	$6.0	$6.0	$6.0	$6.0	$6.0
Cash and Equivalents - Ending	$6.0	$6.0	$6.0	$6.0	$23.9

(a)                                  Fiscal year ended December 31

The projections should be read in conjunction with the historical consolidated financial statements of Superior and the related notes thereto contained in this Disclosure Statement.  The presentation of projected financial information, while believed to be more meaningful by management for purposes of this Disclosure Statement, has not been prepared in accordance with GAAP, as it is presented in a condensed format and the Statements of Cash Flows are presented in a modified format from that typically presented under GAAP.

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EXHIBIT C

LIQUIDATION ANALYSIS

Liquidation Analysis

(As of June 30, 2003)

The Liquidation Analysis (the “Analysis”) is based upon the Company’s balance sheet (unaudited) as of June 30, 2003.

Rothschild Inc. (“Rothschild”), with the assistance of the Company’s management, has prepared the Analysis.  The Analysis presents the Company’s current estimated net value of its assets, as if it were liquidated under the provisions of Chapter 7 of the United States Bankruptcy Code and the net proceeds of the liquidation were distributed to the Debtors’ creditors.  The Company reserves the right to periodically update or modify the estimates set forth herein.

The Analysis has not been examined or reviewed by independent accountants.  The Analysis has not been prepared in accordance with the standards promulgated by the AICPA.  The estimates and assumptions, although considered reasonable by the Company, are inherently subject to significant uncertainties and contingencies beyond the control of the Company.  Accordingly, there can be no assurance that the results shown would be realized if the Company were liquidated.  Actual results in such case could vary materially from those presented.

The Analysis assumes the hypothetical liquidation will take place over a three month “wind down” period in order to maximize the recovery on the assets.  The actual period of time required to execute such a liquidation could vary significantly, and have a material impact on the results.

The Analysis includes certain non-Debtor entities, including the Company’s United Kingdom subsidiary (the “UK”, see Note G), as well as operations in Mexico and Canada, and assumes a substantive consolidation in a hypothetical liquidation.

The notes to the Analysis are an integral part of the Analysis.

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Liquidation Analysis

  ($ in millions)

		Book Value @	Low Recovery		High Recovery
	Notes	6/30/03	% Recovery	$ Recovery	% Recovery	$ Recovery
Current Assets
Cash & Equivalents	A	$7.8	100.0%	$7.8	100.0%	$7.8
Accounts Receivable, net	B	98.2	76.4%	75.1	86.7%	85.2
Inventory	C	110.9	64.6%	71.6	85.2%	94.4
Other Current Assets	D	19.4	25.8%	5.0	36.1%	7.0
Total Current Assets		$236.3	67.5%	$159.5	82.3%	$194.4

Property, Plant & Equipment, net	E	251.0	12.8%	32.1	21.4%	53.6
Other Long Term Assets	F	30.0	0.0%	0.0	3.3%	1.0

Total Assets (Excluding UK)		$517.3	37.0%	$191.6	48.1%	$249.0

Net Assets (UK)	G	7.5	0.0%	0.0	0.0%	0.0

Total Assets		$524.8	36.5%	$191.6	47.4%	$249.0

Liquidation / Wind Down Costs	H
Plant Shutdown Costs				$25.0		$15.0
SG&A Costs Associated with Wind Down				14.5		14.5
Cleanup / Environmental Shutdown Costs				5.0		5.0
Severance / Retention				5.0		1.0
Accrued Chapter 11 Professional Fees				1.8		1.8
Chapter 7 Professional Fees				3.0		3.0
Trustee Fees				4.1		6.3
Total Liquidation / Wind Down Costs	H			$58.4		$46.5

Net Estimated Liquidation Proceeds Available for Allocation				$133.2		$202.5

Allocation of Proceeds
Letters of Credit		$9.2	100.0%	$9.2	100.0%	$9.2
DIP Facilty (@ 9/30/03)	I	41.5	100.0%	41.5	100.0%	41.5
Existing Lease Finance Obligation		5.0	100.0%	5.0	100.0%	5.0
Existing Lender Claims	J	827.0	9.4%	77.5	17.8%	146.8

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Notes to Liquidation Analysis

(As of June 30, 2003)

A.                                   The Company’s estimated consolidated cash balance as of June 30, 2003 was $8.4 million, including $0.6 million of cash in the UK.  In liquidation, the estimated recovery on the cash balance is 100% (see Note G).

B.                                     Accounts Receivable is comprised primarily of amounts owed to the Company by its customers.  An estimated recovery percentage has been assigned for each aging “bucket”.  The following recovery percentages have been assumed and applied to the June 30, 2003 balance, with the exception of the OEM Brownell business (“Brownell”):

	Low	High
Current	80.0%	90.0%
Past Due 1-30 Days	80.0%	90.0%
Past Due 31-60 Days	25.0%	27.5%
Past Due 61-90 Days	10.0%	11.0%
Past Due Over 90	0.0%	5.0%

A different recovery percentage has been applied to the Accounts Receivable of Brownell, which is a distribution business with smaller, more dispersed customers.  Management believes that it will be more difficult to collect the Accounts Receivable from such customers.  The following recovery percentages have been assumed and applied to the June 30, 2003 Brownell balances:

	Low	High
Current	70.0%	80.0%
Past Due 1-30 Days	70.0%	80.0%
Past Due 31-60 Days	15.0%	17.5%
Past Due 61-90 Days	5.0%	10.0%
Past Due Over 90	0.0%	5.0%

C.                                     Inventory is comprised of Raw Materials, Work-in-Process (“WIP”) and Finished Goods.  The analysis assumes that all WIP would be converted to Finished Goods over the course of the wind down.  An estimated recovery percentage has been assigned

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for each category.  The following recovery percentages have been assumed and applied to the June 30, 2003 balance, with the exception of the Concast business (“Concast”):

	Low	High
Raw Materials	50.0%	70.0%
Finished Goods / WIP	60.0%	80.0%

A different recovery percentage has been applied to the Inventory of Concast, which converts copper cathode into copper rod for Superior’s manufacturing processes, as well as for outside sales.  Given that Concast’s Inventory is comprised mainly of copper cathode, copper rod and chemicals, and that these all can readily be sold as commodities, a recovery percentage of 90% has been assumed and applied to the June 30, 2003 Concast Inventory balance.

D.                                    Other Current Assets are comprised mainly of miscellaneous prepaid expenses such as prepaid insurance, taxes, utility deposits, materials, equipment, etc. and deferred tax assets.  The Analysis assumes $5 million to $7 million of recovery, comprised mainly of recovery on advances on copper purchases and deposits against copper hedges.

E.                                      Property, Plant and Equipment is comprised of land, buildings, machinery and equipment, deposits for fixed assets, motor vehicles, furniture and fixtures, office equipment, returnable reels, capitalized software, construction in progress and leasehold improvements.

•                  Land and Buildings:  The value of Land and Buildings was based upon management’s assessment of the value of property after giving consideration to the effects of the chapter 7 environment and their recent experience in the sale of such properties in connection with closed facilities.

•                  Machinery and Equipment:  The value of Machinery and Equipment was based upon management’s assessment of the value of assets after giving consideration to the effects of the chapter 7 environment, their recent experience in the sale of such assets in connection with closed facilities and the general overcapacity currently existing in their competitive markets.  The following recovery percentages have been assumed and applied to the June 30, 2003 balance:

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	Low	High
Communications Fiber Machinery and Equipment	10.0%	15.0%
OEM Torreón Facility Machinery and Equipment	10.0%	40.0%
Other Machinery and Equipment	5.0%	10.0%

•                  The Company believes its OEM Torreón facility could be sold as a going concern given the demand for manufacturing facilities in the region of Mexico it is located.  As such, higher recovery percentages have been applied to its Land and Buildings, and Machinery and Equipment.

•                  The Analysis assumes the Land and Buildings, and Machinery and Equipment are the only Property, Plant and Equipment that realize any recovery.

F.                                      Other Long Term Assets are comprised primarily of deferred financing costs and other miscellaneous long-term assets such as deposits, prepaid rent, deferred tax assets, etc. and the Debtor’s equity interest in Essex Electric.  Deferred financing costs are assumed to have no value in liquidation.  The Analysis assumes that the Debtor’s equity interest in Essex Electric has a market value of $0 to $1 million.

G.                                     The liquidation analysis assumes that all liabilities in the United Kingdom (the “UK”) must be satisfied using their respective assets before any proceeds can be distributed to North America.  The Company does not believe that such assets will yield any recovery beyond satisfying liabilities in the UK.

H.                                    Liquidation / Wind down Costs:

•                  Plant Shutdown Costs:  Assumes fixed overhead and administrative costs of $1.5 million to $2.5 million would be incurred during the wind down at each of the Company’s 10 major facilities.

•                  SG&A Costs Associated with Wind down:  Expenses related to the Company’s selling, general and administrative functions during the wind down were calculated taking the average monthly selling, general and administrative expenses for 2003 based on the Financial Projections.  It was then assumed that the Company would incur 100% of this average monthly cost for the first month, 75% for the second month and 50% for the third month.

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•                  Cleanup / Environmental Shutdown Costs:  Cleanup / environmental costs are based on estimates received in management’s ongoing assessment of environmental liabilities.  Management believes that only one major site would require environmental cleanup.

•                  Severance / Retention:  The Analysis assumes that the Trustee will need to entice employees to remain during the liquidation process, and that payments required could exceed the Company’s current Key Employee Retention Plan.

•                  Accrued Chapter 11 Professional Fees:  Based on the Carve-Out provisions as defined in the Company’s DIP Facility Credit Agreement and based on the assumption that all incurred professional fees as of the conversion to Chapter 7 have been paid in full.

•                  Chapter 7 Professional Fees:  The Analysis includes an assumption on the cost of professionals to assist the Trustee during the wind down, including legal counsel, accountants/tax advisors and auctioneers/financial advisors.

•                  Chapter 7 Trustee Fees:  Estimated at 3% of Net Estimated Liquidation Proceeds Available for Allocation

I.                                         Based on projected balance as of September 30, 2003

J.                                        Based on balance as of Petition Date, excluding Letters of Credit.  Reflects reductions related to $58.1 million tax refund paid in May and five monthly Adequate Protection payments of $1 million each.

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EXHIBIT D

SUPERIOR TELECOM INC.

Organizational Chart

EXHIBIT E

SUPERIOR TELECOM INC.

Organizational Chart

(Effective Date)

EXHIBIT F

1.                                       New Certificates of Incorporation

2.                                       New By-laws

3.                                       Registration Right Agreement

4.                                       Stock Incentive Plan

5.                                       Exit Facility Commitment Letter

6.                                       New Senior Note Indenture and New Senior Notes

7.                                       Warrant Agreement

ii

EXHIBIT G

Valuation Discussion

In connection with certain matters relating to the Plan, the Debtors directed their financial advisors, Rothschild, to prepare a valuation analysis of the Debtors’ business and new securities to be issued under the Plan.  The valuation analysis was prepared by Rothschild based on the Financial Projections and financial market conditions prevailing as of July 30, 2003.  Specifically, the valuation was developed for purposes of assisting the Debtors in evaluating (a) the relative recoveries of Holders of Allowed Claims and Equity Interests and (b) whether the Plan met the “best interest test” under the Bankruptcy Code.

In preparing its analysis, Rothschild has, among other things (a) reviewed certain recent publicly available financial results of the Debtors, (b) reviewed certain internal financial and operating data of the Debtors, (c) discussed with certain senior executives the current operations and prospects of the Debtors, (d) reviewed certain operating and financial forecasts prepared by the Debtors, including the Financial Projections, (e) discussed with certain senior executives of the Debtors key assumptions related to the Financial Projections, (f) prepared discounted cash flow analyses based on the Financial Projections, utilizing various discount rates, (g) considered the market value of certain publicly-traded companies in businesses reasonably comparable to the operating business of the Debtors, (h) considered certain economic and industry information relevant to the operating business of the Debtors and (i) conducted such other analyses as Rothschild deemed necessary under the circumstances.

Rothschild assumed, without independent verification, the accuracy, completeness and fairness of all of the financial and other information available to it from public sources or as provided to Rothschild by the Debtors or their representatives.  Rothschild also assumed that the Financial Projections have been reasonably prepared on a basis reflecting the Debtors’ best estimates and judgment as to future operating and financial performance.  The Financial Projections assume the Debtors will achieve certain customer growth and pricing levels for their product offerings.  To the extent that the Debtors do not meet such customer growth and/or pricing levels during the projected period, such variances may have a material impact on the operating and financial forecast and on the valuation.  Rothschild did not make any independent evaluation of the Debtors’ assets, nor did Rothschild verify any of the information it reviewed.  To the extent the valuation is dependent upon the Reorganized Debtors’ achievement of the Financial Projections, the valuation must be considered speculative.

In addition to the foregoing, Rothschild relied upon the following assumptions with respect to the valuation of the Debtors:

•                  the Effective Date occurs on or about September 30, 2003;

•                  the pro forma debt levels of the Debtors estimated as of the Effective Date, would be $55 million of secured debt, $5 million of capital lease obligations, $145 million of New Senior Notes and $5 of New Subsidiary Preferred Stock;

•                  as of the Effective Date, the Debtors would have an estimated $6 million in Cash (representing uncollected funds) after making all Distributions required pursuant to the Plan; and

•                  general financial and market conditions as of the date of this Disclosure Statement do not differ materially from those conditions prevailing as of July 30, 2003.

As a result of such analyses, review, discussions, considerations and assumptions, Rothschild presented to the Debtors estimates that the total enterprise value (“TEV”) of the Debtors is a range of approximately $350 million to $400 million with a mid-point value of $375 million.  Rothschild reduced such mid-point TEV estimate by the estimated pro forma net debt levels(1) of the Debtors as of the Effective Date.  Rothschild estimates that the Debtors’ mid-point total reorganized equity value will be $165 million.  Based on the foregoing valuations and the Distributions of the New Common Stock and New Subsidiary Preferred Stock described herein and the New Senior Notes, assuming the value of the New Senior Notes to be at the face value thereof, the Holders of Existing Lender Claims will receive approximately a 42.5% recovery on their Allowed Claims (including $58.1 million, consisting of the Debtors’ federal tax refund for the 2002 fiscal year and monthly adequate protection payments authorized in connection with the approval of the DIP Facility).  These estimated ranges of values represent a hypothetical value that reflects the estimated intrinsic value of the Debtors derived through the application of various valuation methodologies.  The equity value ascribed in the analysis does not purport to be an estimate of the post-reorganization market trading value.  Such trading value may be materially different from the implied equity value ranges associated with Rothschild’s valuation analysis.  Rothschild’s estimate is based on economic, market, financial and other conditions as they exist on, and on the information made available as of July 30, 2003.  It should be understood that, although subsequent developments may affect Rothschild’s conclusions, Rothschild does not have any obligation to update, revise or reaffirm its estimate.

The summary set forth above does not purport to be a complete description of the analyses performed by Rothschild.  The preparation of an estimate involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods in the particular circumstances and, therefore, such an estimate is not readily susceptible to summary description.  The value of an operating business is subject to uncertainties and contingencies that are difficult to predict and will fluctuate with changes in factors affecting the financial conditions and prospects of such a business.  As a result, the estimate of implied equity value set forth herein is not necessarily indicative of actual outcomes, which may be significantly more or less favorable than those set forth herein.  In addition, estimates of implied equity value do not purport to be appraisals, nor do they necessarily reflect

(1) Net debt excludes uncollected funds.

2

the values that might be realized if assets were sold.  The estimates prepared by Rothschild assume that the Reorganized Debtors will continue as the owners and operators of their businesses and assets.  Depending on the results of the Debtors’ operations or changes in the financial markets, actual TEV may differ from Rothschild’s valuation analysis disclosed herein.

In addition, the valuation of new securities is subject to additional uncertainties and contingencies, all of which are difficult to predict.  Actual market prices of such securities at issuance will depend upon, among other things, prevailing interest rates, conditions in the financial markets, the anticipated initial securities holding of Pre-Petition creditors, some of which may prefer to liquidate their investment rather than hold it on a long-term basis, and other factors that generally influence the prices of securities.  Actual market prices of such securities also may be affected by other factors not possible to predict.  Accordingly, the implied equity value estimated by Rothschild does not necessarily reflect, and should not be construed as reflecting, values that will be attained in the public or private markets.  Rothschild does not make any representation or warranty as to the fairness of the terms of the Plan.

THE FOREGOING VALUATION IS BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS WHICH ARE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES BEYOND THE CONTROL OF THE DEBTORS OR THE REORGANIZED DEBTORS.  ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE RANGES REFLECTED IN THE VALUATION WOULD BE REALIZED IF THE PLAN WERE TO BECOME EFFECTIVE, AND ACTUAL RESULTS COULD VARY MATERIALLY FROM THOSE SHOWN HERE.

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